SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the Year Ended December 31, 2022

GATC HEALTH CORP

(Exact name of issuer as specified in its charter)

Wyoming	85-1074632
(State or other Jurisdiction of	I.R.S. Employer-
Incorporation or Organization	Identification No.)

2030 Main Street, Suite 660, Irvine, California 92614

(Address of Principal Executive Offices and zip code)

(833) 333-4282

(Issuer's Telephone Number, including Area Code)

Table of Contents for Part II

PART II

INFORMATION TO BE INCLUDED IN REPORT

Item 1.

BUSINESS

Risk Factors

Future revenues from our technology cannot be assured. Our revenues will be dependent on our ability to market Multiomic Advanced Technology™ (“MAT”), our artificial intelligence (“AI”)-assisted drug discovery, drug development and derisking platform, and our disease detection and treatment recommendation engines, as well as our ability to design and market additional specialized genetic analysis engines targeted to specific medical conditions (“Engine” or “Engines” as applicable”). We currently have no revenues from operations. Development of our business plan will require significant investment in funds and management resources and is time consuming. We believe that the proceeds from the private offerings of our securities will be sufficient to fulfill our cash needs over the next 12 months. There can be no assurance that we will be able to continue to raise the capital required for our business development nor that our business plan will be successful.

Our proposed products may become subject to regulatory approval. Our genetic testing products are not currently subject to regulation by the Food and Drug Administration (the “FDA”), but in the event they become subject to the FDA’s regulations, obtaining and maintaining regulatory approval could be difficult, time-consuming and costly. Specifically, our management team has no experience in dealing with FDA regulations, compliance delays could ensue, and deferred exploitation of our technology could occur and we could see an overall increase in our costs. We plan to continue to conduct animal studies on our patent-pending addiction and neurodegenerative disease molecule, focusing on fentanyl and PTSD, through third parties experienced in FDA procedures. At this time, we intend to concentrate on our core business and do not foresee that we will continue to develop these or other specific molecules we may discover through the complete FDA process; rather we most likely will license to or joint venture develop these novel pharmaceutical compounds with experienced partner(s), and to discover, de-risk or test other compounds on a contract basis with established pharmaceutical companies.

We may not be able to develop a full line of commercial products.  Successful product development in the genetic testing and drug development industries is highly uncertain, and very few research and development projects produce a commercial product. The development of Engines and new pharmaceuticals is costly and requires several months to years (in the case of new pharmaceuticals) of research and development. Our research and development team is relatively small at this time, and we will need to expend significant funds to hire, train and deploy technical and scientific staff in the future. We have been required to contract with outside parties to augment our research and development team. While this assists us in accelerating development, we have less control over outside contractors than with our own personnel.

Dependence on Supplier. We currently rely on Gene by Gene, Ltd., (“Gene by Gene”) as our supplier of test kits and initial DNA sequencing. Were Gene by Gene, Ltd. for any reason to cease to do business, our business would be adversely affected until we could obtain a new supplier.  We estimate that there are dozens of other United States companies with equal or better sequencing abilities than Gene by Gene, and finding an alternate supplier would require about one month.

Our proposed products will face substantial competition. We operate in a highly competitive environment. Our products compete with other products for genetic testing and drug development. Large pharmaceutical companies are expanding into the genomics field with increasing frequency. These companies will likely have greater resources than we do. In addition, some of our competitors may have technical or competitive advantages over us for the development of technologies and processes. These resources may make it difficult for us to compete with them to successfully discover, develop and market new products and for our current products to compete with new products or new product indications that these competitors may bring to market. As a result, our products may compete against products that have lower prices or equivalent or superior performance.

Our intellectual property positions may be challenged, invalidated, circumvented or may expire, or we may fail to prevail in present and future intellectual property litigation. Our primary assets consist of intellectual property, including patent applications and trade secrets, and we are continually enhancing our intellectual property estate. We expect to continue to file additional patent applications in the future. Our success depends in part on our ability to obtain and defend our US patent rights and other intellectual property rights that are important to the commercialization of our products and product candidates. The patent process can be highly uncertain and often involves complex legal, scientific and factual questions. Third parties may challenge, invalidate or circumvent our patents and patent applications relating to our products, product candidates and technologies. In addition, patent positions might not protect us against competitors with similar products or technologies because competing products or technologies may not infringe those patents.  Patent disputes are frequent, costly and can preclude, delay or increase the cost of commercialization of products. A determination made by a court, agency or tribunal concerning infringement, validity, enforceability, injunctive or economic remedy, or the right to patent protection, for example, are typically subject to appellate or administrative review. Upon review, such initial determinations may be afforded little or no deference by the reviewing tribunal and may be affirmed, reversed, or made the subject of reconsideration through further proceedings. A patent dispute or litigation may not discourage a potential violator from bringing the product that is alleged to infringe to market prior to a final resolution of the dispute or litigation. The period of time from inception until resolution of a patent dispute or litigation is subject to the availability and schedule of the court, agency or tribunal before which the dispute or litigation is pending. We may be subject to competition during this period and may not be able to fully recover for the losses, damages, and harms we incur from infringement by the competitor product even if we prevail. Moreover, if we lose or settle current or future litigations at certain stages or entirely, we could be subject to competition and/or significant liabilities, be required to enter into third-party licenses for the infringed product or technology or be required to cease using the technology or product in dispute. In addition, we cannot guarantee that such licenses will be available on terms acceptable to us, or at all.

As our patents expire, competitors may be able to legally produce and market similar products or technologies, which may have a material adverse effect on our product sales, business and results of operations. We plan to continue to seek additional patent protection relating to our technology and future products. However, competitors may be able to invalidate, design around or otherwise circumvent the licensed patents and sell competing products. There can be no assurance that we will be able to replace the revenue lost upon the expiration of the patents.

From time to time, U.S. and other policymakers have proposed reforming the patent laws and regulations of their countries. In September 2011, after years of Congressional debate regarding patent reform legislation, President Obama signed into law the America Invents Act (the “Act”) considered by many to be the most substantial revision of U.S. patent law since 1952. The Act changes the current “first-to-invent” system to a system that awards a patent to the “first-inventor-to-file” for an application for a patentable invention. This change alters the pool of available materials that can be used to challenge patents and eliminates the ability to rely on prior research work in order to lay claim to patent rights. Disputes as to whether the first filer is in fact the true inventor will be resolved through newly implemented derivation proceedings. The Act also creates mechanisms to allow challenges to newly issued patents in the patent office in post-grant proceedings and new inter partes reexamination proceedings. Although many of the changes bring U.S. law into closer harmony with European and other national patent laws, the new bases and procedures may make it easier for competitors to challenge our patent, which could result in increased competition and have a material adverse effect on our product sales, business and results of operations. The changes may also make it harder to challenge third-party patents and place greater importance on being the first inventor to file a patent application on an invention.

We may not be able to access the capital and credit markets on terms that are favorable to us, or at all. The capital and credit markets have recently experienced, and will likely continue to experience, extreme volatility and disruption which may lead to uncertainty and liquidity issues for both borrowers and investors. We may access the capital markets to supplement the proceeds of this offering, our existing funds and cash generated from operations in satisfying our needs for working capital; capital expenditure and debt service requirements. In the event of adverse capital and credit market conditions, we may not be able to obtain capital market financing on similar favorable terms, or at all, which could have a material adverse effect on our business and results of operations. Changes in credit ratings issued by nationally recognized credit rating agencies could adversely affect our cost of financing and have an adverse effect on the market price of our securities. The same factors could impact the ability of our customers to purchase our products.

We may enter into joint ventures for the exploitation of our technology. We have licensed a subset of our intellectual property to AI Naturals (formerly known as GATC Naturals) an entity controlled by management and others, and may do so in the future. This licensing can permit us to concentrate our limited financial resources on our core business, while giving us a potential royalty income stream. Although we believe that the licensing agreement is on terms at least as favorable as obtainable from unrelated third parties, this licensing agreement may be considered to introduce conflicts of interests between us and these licensees.  We also may face the risk that these third parties may not perform as well as we could have, and that if successful, we will obtain less revenue in the short term, we believe, than if we were not to enter into such agreements.

We have a limited operating history and may never be profitable. Since we have a limited operating history, it is difficult for potential investors to evaluate our business. We expect that we will continue to need to raise additional capital in order to fund our operations. There can be no assurance that such additional capital will be available to us on favorable terms or at all. There can be no assurance that we will be profitable.

We have no intention to pay dividends on our securities. A return on investment may be limited to the value of the Common Stock. We do not currently anticipate paying cash dividends in the foreseeable future. The payment of dividends on our Common Stock (and our Series A Convertible Preferred Stock, which is entitled to dividends with Common Stock on an “as converted” basis) will depend on earnings, financial condition and other business and economic factors affecting it at such time as the Board of Directors may consider relevant. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and development and marketing efforts. There can be no assurance that the Company will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board. If we do not pay dividends, our Common Stock may be less valuable because shareholders’ return on investment would only occur if the Company’s stock price appreciates.

Cyber Security Risks of our Multiomic Advanced Technology™. The AI software included in our Multiomic Advanced Technology™ is subject to security risks (cyber security) and the potential loss of confidential customer data. There have recently been a number of high– profile data breaches. Such data breaches could result in serious liability to us and impair consumer confidence in our services. We attempt to prevent data breaches by utilizing state-of-the-art cyber security measures, and by isolating the sensitive data from remote access.  There can be no assurance we will be successful in doing so.

Risks of expansion of our business arise due to our limited operating history.  Historically we have had a limited number of employees and consultants.  As we have obtained customers, we have been required to establish a corporate infrastructure, and management has limited experience in managing an enterprise. Our continued growth and profitability depend on our ability to successfully realize our growth strategy by expanding our sales. We cannot assure that our efforts will be successful nor that we will not incur unforeseen administrative and compliance costs. In particular, the growth of our business is dependent on the ability of our technical staff to develop genomic analysis Engines for additional sets of diseases and to continue to develop and improve our drug discovery AI. Because of the specialized nature of our proprietary technology, each new technical employee requires significant training, and the expansion of our business might lead to delays in developing and deploying new products.  We also face significant competition for new technical staff from other companies in the computer software or genomics industry, which we believe will enjoy continued expansion in the near future. These factors could adversely impact our growth and profitability in the future.

Our future success depends on our ability to market our AI-based drug development and derisking technology to the pharmaceutical and other industries. If we are unable to effectively market our drug discovery and derisking platform, we will be unable to grow and expand our business or implement our business strategy, which could materially impair our ability to obtain sales and revenue.

Dependence on Key Personnel.  We depend on key personnel, including current and future members of management, and the loss of services of one or more members of our senior management team or our technical team or our inability to attract and retain highly qualified personnel, could adversely affect our business, diminish our investment opportunities and weaken our relationships with lenders, business partners and existing and prospective industry participants, which could negatively affect our financial condition, results of operations, cash flow and trading price of our Common Stock.

Our West Virginia business operations involve a significant expansion of our operations. We have recently opened a research facility near West Virginia University. We have received initial funding of $2 million from the West Virginia Jobs and Investment Trust and a commitment for up to $3 million in additional investment in this subsidiary, provided that we hire ten full time employees for each $1 million in funding. This business expansion is requiring us to devote significant financial and managerial resources and there can be no assurance that we will obtain the level of hoped-for results.

The ability of shareholders to control our policies and effect a change of control of GATC Health is limited by certain provisions of our Articles of Incorporation and bylaws and by Wyoming law. There are provisions in our Articles of Incorporation and bylaws that may discourage a third party from making a proposal to acquire us, even if some of our shareholders might consider the proposal to be in their best interests. These provisions include the following:

Our Articles of Incorporation authorizes our Board of Directors to issue up to 10 million shares of preferred stock with such rights, preferences and privileges as determined by the board, and therefore to authorize us to issue such shares of stock. We believe these Articles of Incorporation provisions will provide us with increased flexibility in structuring possible future financings. The additional classes or series will be available for issuance without further action by our shareholders, unless such action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our Board of Directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our Company that might involve a premium price for holders of our Common Stock or that our Common Shareholders otherwise believe to be in their best interests.

Our Articles of Incorporation provide for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into forty shares of Common Stock and entitles the holder to 400 votes per share. Certain of our shareholders have accepted an offer to exchange shares of their Common Stock for Series A Convertible Preferred Stock thereby, holding 631,048.9 shares, and giving these 6 shareholders and others who are a party to a Voting Trust Agreement voting control (78.2%) of the Company as of August 31, 2024.

The Articles of Incorporation provide for a classified Board of Directors, with each director serving a three-year term and with the terms of service for each director staggered, so that only one-third of our directors may be subject to re-election every year.

In addition to the above provisions, certain provisions of the Wyoming Management Stability Act may have the effect of impeding a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could be in the best interests of our shareholders, including:

•“business combination” provisions that, until our Common Stock is listed on NASDAQ or a national securities exchange, or we have more than 1,000 shareholders of record, or we have assets of more than $10 million as of the end of our last fiscal year, prohibit certain business combinations between us and an “interested shareholder” (defined generally as any person who beneficially owns 15% or more of the voting power of our outstanding voting shares or an affiliate or associate of ours who, at any time within the three-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting shares) or an affiliate thereof for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes special appraisal rights and special shareholder voting requirements (approval by two-thirds of shares not owned by the interested shareholder); and

•“control share” provisions that provide that holders of “control shares” of our Company (defined as shares which, when aggregated with other shares controlled by the shareholder, entitle the shareholder to exercise voting power in the election of directors within one of three increasing ranges) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares,” subject to certain exceptions) have no voting rights with respect to such shares except to the extent approved by our shareholders by the affirmative vote of at least a majority of all the votes entitled to be cast on the matter, excluding all interested shares.

Such takeover defenses may have the effect of inhibiting a third party from making an acquisition proposal for us or of delaying, deferring or preventing a change in control of us under the circumstances that otherwise could provide our Common Shareholders with the opportunity to realize a premium over the then current market price. Each item discussed above may delay, deter or prevent a change in control of our Company, even if a proposed transaction is at a premium over the then-current market price for our Common Stock. Further, these provisions may apply in instances where some shareholders consider a transaction beneficial to them. As a result, our stock price may be negatively affected by these provisions.

Our Board of Directors may change our policies without shareholder approval.  Our policies, including any policies with respect to investments, leverage, financing, growth, debt and capitalization, will be determined by our Board of Directors or those committees or officers to whom our Board of Directors delegates such authority. Our Board of Directors will also establish the amount of any dividends or other distributions that we may pay to our shareholders. Our Board of Directors or the committees or officers to which such decisions are delegated will have the ability to amend or revise these and our other policies at any time without shareholder vote. Accordingly, our shareholders will not be entitled to approve changes in our policies, and, while not intending to do so, may adopt policies that may have a material adverse effect on our financial condition and results of operations.

Our rights and the rights of our shareholders to take action against our directors and officers are limited, which could limit your recourse in the event of actions that you do not believe are in your best interests.  Wyoming law provides that a director has no liability in that capacity if he or she satisfies his or her duties to us and our shareholders. Our Articles of Incorporation limit the liability of our directors and officers to us and our shareholders for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services; or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated. In addition, our Articles of Incorporation will authorize us to obligate us, and our bylaws will require us, to indemnify our directors for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. Our Articles of Incorporation and bylaws also authorize us to indemnify these officers for actions taken by them in those capacities to the maximum extent permitted by Wyoming law. As a result, we and our shareholders may have more limited rights against our directors and officers than might otherwise exist. Accordingly, in the event that actions taken in good faith by any of our directors or officers impede the performance of our Company, your ability to recover damages from such director or officer will be limited. In addition, we will be obligated to advance the defense costs incurred by our directors and our officers, and may, in the discretion of our Board of Directors, advance the defense costs incurred by our employees and other agents, in connection with legal proceedings.

Our business could be adversely impacted if there are further deficiencies in our disclosure controls and procedures or internal control over financial reporting.  The design and effectiveness of our disclosure controls and procedures and internal control over financial reporting may not prevent all errors, misstatements or misrepresentations. While management will continue to review the effectiveness of our disclosure controls and procedures and internal control over financial reporting, there can be no guarantee that our internal control over financial reporting will be effective in accomplishing all control objectives all of the time. Furthermore, our disclosure controls and procedures and internal control over financial reporting with respect to entities that we do not control or manage may be substantially more limited than those we maintain with respect to the subsidiaries that we have controlled or managed over the course of time.

The specific material weaknesses identified by our management as of end of the period covered by this report include the following:

●	Variable Interest Entity

oOur initial technical analysis did not consider all facts with respect to a related party entity, GATC Naturals. The final technical analysis resulted in the Company recognizing GATC Naturals as a consolidated variable interest entity.

●	Revenue Recognition

oOur initial technical analysis did not consider all facts related to the recognition of revenue in GATC Naturals. The final technical analysis resulted in adjustments to reverse the amount of revenue recognized and were material to the consolidated financial statement.

●	Stock and Options

oWe had inaccuracies in the number and fair value of options issued to employees and consultants due to an incorrect calculation of expected term and volatility, and the use of an incorrect stock price resulting in material adjustments to the Company’s consolidated financial statements; and

oWe had inaccuracies in the number of shares issued and the calculated value of common shares issued to a consultant for services resulting in material adjustments to the Company’s consolidated financial statements.

Despite the material weaknesses reported above, our management believes that our condensed consolidated financial statements included in this report fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented and that this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Deficiencies, including any material weakness, in our internal control over financial reporting which may occur in the future could result in misstatements of our results of operations, restatements of our financial statements, a decline in our stock price, or otherwise materially adversely affect our business, reputation, results of operations, financial condition or liquidity.

There has been no public market for our Preferred or Common Stock and an active trading market for our Common Stock may not develop in the future.  There has not been any public market for our Common or Preferred Stock, and an active trading market may not develop or be sustained. We currently have no plans to list our securities on any trading market.   Our Common Stock may never trade. The market value of our Common Stock could be substantially affected by general market conditions, including the extent to which a secondary market develops for our Common Stock, the extent of institutional investor interest in us, the general reputation of companies in the pharmaceutical industry and the attractiveness of their equity securities in comparison to other equity securities, our financial performance and general stock and bond market conditions.

Some of the factors that could negatively affect our share price or result in fluctuations in the price or trading volume of our Common Stock include:

•actual or anticipated variations in our quarterly operating results or dividends;

• changes in our funds from operations or income estimates;

• publication of research reports about us or the medical cannabis estate industry;

• changes in market valuations of similar companies;

• adverse market reaction to any additional debt we incur in the future;

• additions or departures of key management personnel;

•actions by institutional shareholders;

•speculation in the press or investment community;

•the realization of any of the other risk factors presented in this Memorandum;

•the extent of investor interest in our securities;

•investor confidence in the stock and bond markets, generally;

•changes in tax laws;

• future equity issuances;

• failure to meet income estimates; and

•general market and economic conditions.

In the past, securities class-action litigation has often been instituted against companies following periods of volatility in the price of their Common Stock. This type of litigation could result in substantial costs and divert our management’s attention and resources, which could have an adverse effect on our financial condition, results of operations, cash flow and trading price of our Common Stock.

Our Consolidated Financial Statements include a Going Concern Opinion. Our consolidated financial statements were prepared on a “going concern” basis.  Certain matters, as described in the accompanying financial statements, indicate there may be substantial doubt about our ability to continue as a going concern. Specifically, we had total shareholder’s equity of only $1,262,979 and an accumulated deficit of $35,226,899 as of December 31, 2022, and no revenues through December 31, 2022. Therefore, there is substantial doubt about our ability to continue as a going concern. There can be no assurance that we will achieve our goals and reach profitable operations and we are still dependent upon our ability to obtain sufficient debt and/or equity capital and/or to generate positive cash flow from operations.

Our operations could be adversely affected by renewed outbreaks of the COVID-19 virus or variants thereof.  In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified, and the U.S., Europe, and Asia implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. A widespread health crisis has adversely affected and could continue to affect the global economy, resulting in an economic downturn that could negatively impact the value of the Units and investor demand for our securities generally.

The continued spread of COVID-19 has also led to severe disruption and volatility in the global capital markets, which could increase the Company’s cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the Company’s business, results of operations, or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect our business. Our business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of novel coronavirus, or COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could adversely affect the value of our securities and the financial condition of our investors or prospective investors, resulting in reduced demand for the securities of GATC Health generally. “Shelter-in-place” or other such orders by governmental entities could also disrupt our operations, if employees, who cannot perform their responsibilities from home, are not able to report to work.

Corporate Summary

GATC Health® Corp. (“we”, “us,” “GATC Health” or “the Company”) is revolutionizing the pharmaceutical industry through our AI-based drug discovery and development technology. In addition to leveraging simulated human systems biology to create novel therapeutics that are safer and more effective, our platform can predict, with a high degree of accuracy, the likelihood of a proposed therapeutics’ success in FDA clinical trials. We can reduce the cost and time of completing clinical trials, and, by providing a scientifically validated method for forecasting the probability of success of any trial, can facilitate funding efforts for such trials. Our lead asset, an opioid use disorder drug, has successfully completed animal studies. We have entered into an agreement with an underwriting syndicate affiliated with Lloyd’s of London to evaluate the risks of clinical trial failure of biopharmaceutical assets.

We were incorporated in Wyoming on May 16, 2020. Our wholly owned subsidiary, GATC Rx, which developed our Virtual Immunity Platform (“VIP”), is currently inactive.  We operate a research and development facility in Morgantown, West Virginia through our wholly-owned subsidiary GATC West Virginia, Inc. Our subsidiary GATC Canada, Inc. was formed to pursue Canadian-specific opportunities, including government sponsored grants. AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the years ended December 31, 2021 and 2022 is considered to be a variable interest entity, or VIE, and its financial statements for those years are consolidated with those of the Company.

We utilize our advanced AI platform, Multiomics Advanced Technology™ (MAT), to discover, develop and enhance therapeutics through increased accuracy and efficiency in target discovery, drug discovery and asset risk reduction. MAT analyzes individual human genomes, transcriptomes, proteomes and other biological markers (‘omics”) and other health data. The AI, neural network and deep machine learning components that comprise MAT, gives us the unique ability to better understand the complex human biochemistry for the purposes of diagnostic biomarker discovery, drug compound discovery, clinical de-risking of drug compounds and other development services for our channel partners. We believe that our unique approach permits us to traverse these processes in a matter of months, as opposed to years, and for dramatically less cost than other methodologies. We are continuously upgrading and enhancing MAT’s accuracy and performance.

Although we do not intend at this time to enter the pharmaceutical development business, we have and will continue to engage in limited development of our novel pharmaceutical compounds in order to validate our technology.  To date we have discovered compounds to support nine novel drug candidates for the treatment of opioid addiction, substance use disorder, PTSD, cognitive decline/Alzheimer’s, depression/anxiety, glioblastoma, diabetes/obesity, lupus and Parkinson’s. The fentanyl addiction compound had positive results in an animal study conducted by the University of California, Irvine. We intend to license our drug discoveries to existing pharmaceutical companies or to joint ventures for their commercialization.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”) and pursuant to a License Agreement dated July 7, 2019, the technology underlying MAT was assigned to AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp (“AI Naturals”), a company under common control with our management.  Pursuant to an Intellectual Property Asset Purchase Agreement, AI Naturals transferred these intellectual property rights to us on July 24, 2020, in exchange for 2,000,000 shares of the Company’s Common Stock and a license back to AI Naturals for the rights to use MAT in cannabis-related genomic analysis with a royalty of 80% of net revenues. We amended this agreement in April 2022 to clarify that AI Naturals retains the rights to Schedule 1 controlled substances, but not synthetic versions of such pharmaceuticals. In connection with the original

2020 agreement with AI Naturals, on July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an Assignment agreement.  Under these agreements, we are required to pay Frélii a 3% royalty on gross revenues related to the technology.

Interpreting the Human Code

The human code is a large array of patterns seen across all of the dynamic reactions in the human body. This code starts from our most condensed instruction set in the nucleus of every human cell. The instruction set for all living cells is encoded in deoxyribonucleic acid, or DNA. The complete set of DNA for any organism is referred to as its genome. DNA contains small regions called genes, which comprise a string of nucleotide bases labeled A, C, G, and T, representing adenine, cytosine, guanine, and thymine, respectively. These nucleotide bases occur in a precise order known as the DNA sequence. When a gene is “expressed,” a copy of a portion of its DNA sequence called messenger RNA (mRNA) is used as a template to direct the synthesis of a particular protein. Proteins, in turn, direct cellular function. Variations among organisms are due, in large part, to differences in their DNA sequences. Changes can result from insertions, deletions, inversions, translocations, or duplications of nucleotide bases. These changes may result in certain genes becoming overexpressed (excessive protein production), under-expressed (reduced protein production), or silenced altogether, sometimes triggering changes in cellular function. Each human body is also host to about 100 trillion bacteria and viruses, which also impact genetic expression. The most common form of variation in humans is called a single nucleotide polymorphism (SNP), which is a base change in a single position in a DNA sequence. Another type of variation, copy number variations (CNVs), occur when there are fewer or more copies of certain genes, segments of a gene, or stretches of DNA. Environmental influences, such as a person’s diet and exposure to pollutants, can modify the expression of DNA (known as epigenetics), without changing it. Epigenetic modifications can be maintained from cell to cell as cells divide and, in some cases, can be inherited.

The current state of genetics knowledge generally does not allow scientists, with rare exceptions such as Down’s Syndrome (and a few competitors which have located genetic markers for certain cancers) to directly interpret DNA for the specific individual’s predisposition to disease or other physical characteristics.  Nearly all commercially available genetic testing utilizes a polymerase chain reaction (PCR) and micro-array technology from buccal (mouth) swab kits, which is used to estimate the individual’s genome. The typical commercial analysis employed by most of our competitors’ analyses from 400,000 to 650,000 genetic “markers” and attempts to estimate those portions of the genome which have been determined, with varying levels of confidence, to have significance. The more accurate method of obtaining DNA and in many cases the epigenetic data which is employed by GATC Health is called Next Generation Sequencing (NGS). Sequencing is the process of determining the nucleic acid sequence—the order of nucleotides in DNA, RNA, or proteins.  Sequencing is followed by “alignment,” which is a way of arranging the sequences of DNA, RNA, or protein to identify regions of similarity that may be a consequence of functional, structural, or evolutionary relationships between the sequences Using the proprietary algorithms and artificial intelligence (AI) comprising Multiomics Advanced Technology™, we are able to align and analyze all of the 6.4 billion nucleotides in the human genome—up to 8,000 times more than the typical genetic test-in minutes, not hours or days of computing time.  This makes a more robust and accurate analytical method commercially viable and paves the way for mass adoption of a better form of testing.

Noted, that because human chromosomes exist in pairs that are almost identical, it is commonly understood that only 3.2 billion nucleotide pairs (the haploid genome) need to be sequenced to gain complete information concerning a representative human genome. However, since MAT is capable of a complete analysis of the entire genome including broad patterns of expression, we align and analyze all 6.4 billion data points for maximum accuracy. MAT can analyze 400 trillion genetic data points in about seven minutes and currently can provide detailed individual risk predictions for 32 disease categories.

MAT is not limited to analysis of the human genome or relegated to the lens of genetic expression. It is also capable of analyzing the individual’s multiomic data from multiple data types and vantage points.  Multiomics is part of a revolution in science and medicine birthed by groundbreaking scientific advancements over the past 20 years in the development of equipment capable of more robust molecular detection.  Multiomics consists in analyzing not only the human genome, but other biological data sets, or “omics,” including transcriptomics, epigenomics, proteomics (proteins), metabolomics (metabolites) and even viromes (virus interaction inside of the body). The GATC platform enables our drug development partners to integrate different molecular data sets in a standardized and meaningful way. This multi-layered approach to biology is adding essential context and directed molecular reaction data to phenotypes and interventions which power innovation in treatment and drug discovery.  Ultimately these robust computational strategies and machine learning capabilities are illuminating new biomarkers and drug targets to advance precision medicine making these therapies safer, faster and more effective.

Industry Overview and GATC Health’s Vision

Since 2021, we have expanded our AI-assisted genomic and multiomic technology to include drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds. We believe that this segment of our business has the potential to revolutionize the drug development industry. The average R&D cost for development of a new drug is $2.6 billion, according to the Pharmaceutical Researchers and Manufacturers of America, with a range from about $161 million to $4.54 billion. As a result, the industry has begun to employ AI to narrow down the field of potential molecules. To our knowledge, existing technologies are able to identify a field of about 1,000 potential molecules for evaluation, and then require about three years to refine that pool down to a few candidates. With our AI technology, we were able to identify a drug for the treatment of addictive behaviors within three months. In effect, we believe that our proprietary AI technology can reduce total drug discovery time by 20% or more. GATC’s AI platform can also assist in repurposing existing drugs for other conditions.

The employment of AI has enabled some market participants to significantly reduce the time and cost of initial molecule screening, which is the first step in the drug development process. By 2021, every major pharmaceutical company had begun to employ AI, mostly through collaboration with a small group of companies in the AI analytics business such as GATC Health.

Our disease prediction and prevention business is part of the global genetic testing market, which is estimated to be approximately $13 billion, growing to over $21 billion by 2027. (Source: Global Genetic Testing Market, Opportunities and Forecast, 2020-2027, by Allied Market Research). North America comprises 58% of that market.

We believe that rising awareness of the genetic causes of disease, the growth in personalized medical care in the United States, the prospect of increasing health care costs, especially for conditions which appear to be preventable, and the growing acceptance of genetic testing services are the primary factors driving growth in the industry.

We believe that DNA is the key to improved health in that it facilitates:

• Personalized medical analysis

• Reporting for self-diagnosis, health planning and longevity

• Assistance to medical professionals in approaches for better patient outcomes

• Identification of root cause and disease pathology

• Prescreening clinical trial participants for predictive outcomes and anomalies

• Assistance in creation of new drugs and therapeutic solutions

• Repurposing existing drugs for alternate or off label applications

Our Business

GATC Health believes that its Predictive Multiomics™ positions us as the global leader in AI-assisted drug discovery and development, as well in in the development of predictive models of human health risks, providing insight into personal health and wellness by looking beyond the genome.

AI-assisted drug development involves five discrete phases.  First, using our proprietary AI, we narrow down the range of potentially effective molecules from the hundreds of thousands to a very small number of curated compounds, usually less than 10, in a matter of weeks or months, and choose the candidate or candidates with the highest probability of efficacy. We then must duplicate that molecule in silico, that is, via computer modeling, and then determine the most efficient means for synthesis of that molecule, followed in vitro testing to verify effectiveness, and finally animal studies and subsequent human clinical trials to demonstrate safety and further validate effectiveness. Our initial drug development project involves the discovery and future development of a drug compound for the treatment of addiction, including opioid use disorder, PTSD and other neurodegenerative diseases. We have filed numerous provisional patent applications covering these potential drug candidates for several applications. Our GATC-021 compound was shown in an animal study performed at the Fowler Lab for Neurobiology of Addiction at the University of California, Irvine to substantially reduce fentanyl intake in both male and female rats, with no adverse effects noted in brain or liver tissue. Our preliminary research indicates that GATC-021 rewires the addicted brain to a non-addicted status, with the potential to cure fentanyl and other opioid addictions.

In-vitro testing is also underway for our cocaine addiction asset, with treatments for PTSD, depression/anxiety, cognitive decline and glioblastoma treatments soon to follow.  We are currently seeking an established pharmaceutical company to partner with us for human clinical trials with the fentanyl asset. As with any potential new drug, the costs and time required, and eventual success, cannot be predicted. We might license the molecule to a larger pharmaceutical company during or upon the conclusion of animal testing.

A study performed by a pharmaceutical science lab at the University of California, Irvine based on an analysis of over 4,600 molecules recently demonstrated that Multiomics Advanced Technology successfully predicted the positive human outcome for safety and efficacy of a drug compound with a 91% accuracy rate, which is approximately eleven times better than the current industry lead optimization success rates, and a true negative rate of 88%. This third-party study confirmed our own internal analysis based on over 14,000 compounds with known outcome across hundreds of disease states.  Additionally, MAT can be employed for additional optimization screening. (We note that in accordance with University of California policies, our reference to the results of this UCI study do not constitute an endorsement of our technology by the University of California system). In June 2024, the American Journal of Biomedical Sciences & Research published a paper entitled “AI Based Predictions of Molecular Target Activity from Blind Chemical Structures,” co-authored by our scientific team and others. The paper discusses the results of a blind challenge that demonstrated GATC Health’s AI platform’s ability to accurately predict protein-small molecule interactions, establishing a standardized benchmark against which all other AI platforms can be compared.

On May 3, 2024, we entered into an Agreement for the Provision of Molecular Activation Analysis Reporting Service with Medical and Commercial International Limited, an international insurance underwriter (MCI) pursuant to which we will utilize MAT to evaluate the risks of clinical trial failure of biopharmaceutical assets in connection with the underwriting of such risks by Lloyd’s of London. Under this Agreement, MCI has committed to a minimum annual number of reports at an agreed-upon fee schedule. We anticipate that we may obtain referrals for drug derisking projects in the event that a report indicates less than a favorable outcome for a clinical trial.

We have filed a patent application for a new prodrug designed to safely cross the blood-brain barrier (BBB) for cancer treatment. Prodrugs are biologically inactive compounds which are metabolized in the body to produce a drug. Examples include aspirin, Plavix, and Prednisone. GATC Health’s unique new prodrug is designed to stimulate programed cell death in malignant cancer tissues and may serve as an effective therapeutic against glioblastoma brain tumors. This novel mechanism of treatment has not been possible previously due to the difficulty of delivering and specifying the drug target interactions and has potential for an enhanced safety profile and improved selectivity. Additionally, this new prodrug format may considerably reduce the collateral damage caused by previous iterations of chemical agents used to treat cancers. We expect this format to lead to additional breakthroughs in novel cancer therapeutics.

Currently, we plan to continue identifying additional biomarkers leading to the discovery of other drug compounds, but we expect that we will primarily not create drug compounds for our own development, but rather on a contract basis to larger, more established companies in the industry.  We may charge a flat fee for our services, a royalty or combination of fee and royalty participation. We expect to develop up to ten additional drug molecules during the next 12 months.

We recently filed a patent application for a lateral flow assay to determine propensity to opioid addiction. It is estimated that 8 to 20% of individuals have a propensity to abuse opioids, which are commonly prescribed for chronic pain or in connection with surgical procedures. If a patient is deemed to have a propensity for abuse, the treating physician can then implement a monitoring/dispensing system.

We acquired data and formulations related to potential diagnostics and therapies for diabetes in May 2024 from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for cash and up to 1,250,000 options to purchase our common stock at $5 per share, and a royalty for any diagnostics or therapeutics developed from such intellectual property. 500,000 options were issued in May 2024 and the remaining options may be issued under milestones for assay services, development of therapeutics using our technology, and submissions of therapeutics for FDA approval. According to the American Diabetes Association, as of 2021, 38.4 million Americans, or 11.6% of the population, had diabetes, including 2 million with Type 1 diabetes. The International Diabetes Federation states that 537 million adults worldwide suffered from diabetes.  Diabetes is the eighth largest cause of death in the United States. There is no cure for diabetes.

Our legacy predictive genetic analysis business has to date produced five customized genetic analysis Engines. The first is a health and wellness platform, which enables patients to maximize health and wellness by following their genetically specific diet, exercise and lifestyle prescriptions. Through AI Naturals, which is has some management and shareholders in common with us, we have developed an Engine to assist medical professionals in prescribing the appropriate cannabis-based medications. Most recently, our Viral Immunity Platform™ (“VIP”) predicts susceptibility to COVID-19. VIP is readily customizable for other viral infections such as influenza. We have also developed an Engine for depressive/anxiety conditions and one for cardiovascular health conditions. Due to the much greater commercial potential of our drug development and derisking business, we are currently not devoting a significant portion of our resources to this legacy business, but we believe that predictive genetic analysis can have great benefit in disease prevention. However, development of this segment of our business is important for no other reason that it continues to provide genomic data to our drug development and derisking business, enhancing its accuracy.

Engines are developed for the early detection of specific diseases or conditions, or to guide medical professionals in the most efficacious use of a specific treatment per individual. It usually takes us three to four months to develop a marketable version of an Engine. Each Engine utilizes proprietary algorithms to analyze test results from individual’s DNA and multiomic data, their medical histories and the Company’s extensive databases. The results of each Engine’s analyses are actionable reports regarding an individual’s risk of a certain disease or best application of a specific treatment. We earn fees by generating these reports and we also use results to continually train and improve our analytical algorithms.

We plan to generate revenue from Predictive Multiomics™ through the alignment and analysis of data provided through test kits collected by our licensees, using MAT’s proprietary algorithms. The total retail price for the data analysis may vary, but the fee for our analysis is generally about $70 for each individual.

On January 19, 2022, Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to Psilocybin (“Psilocybin Engine”) in licensed territories, as defined, for a period of 20 years. As of December 31, 2022, Naturals had received a total of $916,667 of the Fees. In 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  Naturals will recognize revenue of the Fees over a 20 year period beginning in 2023. Contract liability as of December 31, 2022 totaled $916,667 (comprised of $52,083 included in current liabilities and $864,584 included in long term liabilities in the accompanying consolidated balance sheet).

We plan to sell reports generated by our Engines, which rely on MAT™ and Predictive Multiomics™, through channel partners, value added reseller and licensees. We may receive a flat fee, license fee and/or revenue-sharing basis, as negotiated.

Licensing and Service Agreements

We have licensed our technology to the following entities:

On March 23, 2021, we and GATC DB Care Corp, a related party (“GATC DB”) entered into a licensing agreement related to Type I and Type II diabetes. Pursuant to that licensing agreement GATC DB pays us a 7% royalty on net sales. The licensing agreement is perpetual. We and GATC DB each had the right to the data generated by the Engine development and subsequent testing of individuals. GATC DB is required to fund all the costs of developing the Engine. In April 2022, we reacquired the license from GATC DB in exchange for 7,362,506 shares of our common stock. GATC DB Care has ceased operations.

On July 24, 2020, we and AI Naturals entered into a licensing agreement, pursuant to which AI Naturals was issued 2 million shares of our Common Stock and which agreement required AI Naturals to pay the Company 80% of AI Naturals’ gross revenues. The licensing agreement is perpetual. AI Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness. In January 2022 we entered into a development agreement with respect to a psylocibin Engine for Self Health America Corp. on behalf of AI Naturals. AI Naturals and Self Health America Corp. have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to AI Naturals. On May 5, 2022, we amended the licensing agreement to clarify that AI Naturals’ license includes psylocibin and other Schedule I controlled substances as well as herbal remedies but reserving to us any synthetic versions of such pharmaceuticals. In connection with the amendment, we issued 2,000,000 shares of our Common Stock to AI Naturals, with 400,000 of such shares subject to forfeiture should AI Naturals not attain revenue targets.  In 2022, we earned licensing revenues of $137,500 from AI Naturals; this amount was eliminated from our consolidated financial statements due to the characterization of AI Naturals as a variable interest entity. We agreed to reduce the royalty in February 2023 to 15% because the 80% royalty did not leave that company with sufficient working capital to seek more sublicensing arrangements, and we earned $50,000 in the first quarter of 2023 from this license.

As part of our business plan, several other licensing or service agreements are being negotiated at this time. Further, we have not commenced marketing our Viral Immunity Platform.

As of December 31, 2021 we have entered into servicing agreements in connection with our Depressive/Anxiety Engine and Health and Wellness Engine to two unrelated parties, Allergy Butler and Systemic Formulas.

Our contract with Allergy Butler is for a report related to depression and anxiety.  The Service Agreement, dated February 2021, has a term of three years, and is under revision at this time to update the parameters of the report. Data is jointly owned by us and Allergy Butler. We understand that Allergy Butler retails this report for $465, and we would receive a portion of that amount for our analysis.

The Master License and Services Agreement with Systemic Formulas is dated October 19, 2019 and was included in the Frélii technology transfer. This agreement is for a term of one year, renewable annually, and provides for a payment of $39 for our AI analysis to produce a Health and Wellness report tailored to the use of supplements/nutraceuticals.  Under the Systemic agreement, we have no responsibilities other than to perform the final AI analysis on the Systemic product.

West Virginia Research and Development

We obtained a $2 million investment in GATC West Virginia, Inc. in February 2024 from the West Virginia Jobs and Investment Trust to assist in funding an AI-based R&D facility in Morgantown, West Virginia, where West Virginia University is based. The investment agreement provides for three additional $1 million investments that will be made by WVJIT for each 10 new full-time employees hired in West Virginia during 2024 and 2025. In connection with this transaction, we transferred all of our intellectual property rights related to our PTSD therapeutic treatment to GATC West Virgina, as well as 1 million shares of our Common Stock. These shares will be available to WVJIT for conversion of its investment into such shares at a price of $5 per share.

As the surrounding Appalachian region has one of the highest incidences of Opioid Use Disorder and PTSD per capita in the nation, we intend to initially focus this subsidiary’s efforts to the development of these two therapeutics. We are in discussions for additional collaborative efforts with West Virginia University.

Supplier

Our licensees and white label customers currently rely on Gene by Gene, Ltd. as their supplier of swab test kits and DNA sequencing. There are a number of alternate suppliers available, and we do not anticipate that the loss of this supplier will cause more than a transitory disruption in our business.

Marketing

We plan to market our drug discovery, drug validation and efficacy prediction, and pre-clinical de-risking of proposed pharmaceutical compounds directly to pharmaceutical companies. We believe that our marketing efforts will be greatly facilitated as we validate our technology through the planned pre-clinical trials of our patent-pending addiction molecule.

The portion of our MAT platform that independently simulates clinical trial environments is being marketed as a standalone investment validation service to investment and financial risk companies by TJP Economic Consulting. TJP, led by Tomas Philipson, Ph.D., former Acting Chairman of the Council of Economic Advisers in the Trump administration and former senior economic advisor to the head of the Food and Drug Association, will offer this powerful new platform to investment banks, venture capital firms, private equity firms and private investors who, to date, lacked the tools to adequately analyze and de-risk financial investments and analyze opportunities directly related to the investment in or acquisition of a molecule that may impact its performance under lab assessments and trial.

We plan to develop specific, targeted Engines for additional medical conditions in collaboration with medical practitioners and academics. The production and shipping of test kits and the initial sequencing of test kits is performed by a third-party laboratory under contract with our licensees.  The arrangement of test kits and initial sequencing will be the responsibility of our customers; our predictive genomic analysis business is based solely on Engine development on a contract basis and service or license fees.

Legacy Predictive Engines

A diabetes Engine is being developed, and we are in negotiations with several unrelated parties for the development of other Engines. We are also currently developing Alzheimer's and cardiac Engines, and a psylocibin Engine on behalf of AI Naturals. We intend to develop Engines for one or more of the most common varieties of cancer. According to the National Cancer Institute, in 2020 an estimated 1,806,590 new cases of cancer will be diagnosed in 2020 and 606,520 individuals will die from cancer. The most common cancers, in descending order, are breast cancer, lung and bronchus cancer, prostate cancer, colon and rectum cancer, melanoma of the skin, bladder cancer, non-Hodgkin lymphoma, kidney and renal pelvis cancer, endometrial cancer, leukemia, pancreatic cancer, thyroid cancer, and liver cancer. The National Institute on Aging estimates that over 5.5 million Americans may have dementia caused by Alzheimer’s.

We believe that if we are successful in developing and marketing a wide range of Engines and collect data on a larger number (one million or more) of individual genomes, we will be able to use that data for greater understanding of the human genome and the prevention of disease in general. Our goal is to build the most comprehensive and accurate database of the human genome as it relates to disease prevention and tailored therapies. We also utilize publicly available genomic datasets as well as those provided by our partners. To date, we have amassed genomic data from hundreds of thousands of individuals. Our database, in conjunction with the publicly available data sets, is an integral part of our drug discovery and development business.

In December, 2020, the Company’s Board of Directors approved the officers of the Company to enter into a Joint Venture Agreement with Liquid Biosciences, Inc. (“Liquid Biosciences”) to (i) identify mutually agreeable market opportunities associated with one or more specific diseases, and (ii) to agree on commercial exploitation of that market opportunity.  Negotiations did not result in a joint venture. However, in July 2023, the Company entered into a license agreement with Liquid Biosciences with respect to any biomarkers supplied to us, providing for a 10% revenue sharing from net sales based on such biomarker (30% for any biomarker related to addiction), and for an advance royalty of $100,000 to Liquid Biosciences. No royalty payment has become due under the license agreement. As of the date of this Memorandum, Liquid Biosciences has identified several biomarkers related to specific diseases and it is discussing potential joint ventures with the Company at this time. One of those biomarkers is the subject of our recent addiction patent application.

Competition

Our AI-based drug discovery technology faces competition from a number of companies, including the largest pharmaceutical enterprises in the world in partnership with technology companies. The largest competitors include Exscientia, Atomwise, Valo Health, Insilico  Medicine, Cyto Reason, Insitro, and Schrödinger, We believe that we can compete effectively because our broad focus on multiomics effectively replicates complex human biological systems; our extensive expertise with the human genome assists us with biomarker discovery; our advanced AI technology, which is based not only on the traditional machine learning employed by a majority of our competitors but also Deep Learning (which is better adapted to data analysis) and Bayesian networks (utilizing probability analysis); and other proprietary methodologies that result in the identification of non-obvious targets.

There are several companies which offer genetic testing for discrete illnesses, with the most common tests being for cancer or related syndromes. These tests are ordered by medical practitioners and cost about $300 to $500; most if not all are covered by insurance. We believe that MAT, if applied to these fields, will be more accurate than competitive tests. We believe that we have a competitive advantage in this segment because we are able to analyze the entire genome, as well as other relevant “omics,” and because of our sophisticated AI-based analysis.

Nevertheless, in both the AI-assisted drug discovery and development and genetic analysis businesses, most of our competitors are better established and better capitalized than we are. We may not have sufficient management and financial resources to compete with all or even most of competitors, and if appropriate, we may license our technology to them to increase market penetration in a short period of time. We may not be able to compete with all or even a substantial percentage of competing technologies and product offerings in the industry.

Employees

We have 18 full-time employees, including our full-time officers and no part-time employees. We expect to hire additional individuals for our research and development activities during the next 12 months, and also outsource discrete development projects and maintenance assignments to third parties on a contractual basis.

Intellectual Property

We own intellectual property, including patent applications and trade secrets acquired from Frélii, Inc. and AI Naturals on July 24, 2020, as well as rights to Patent Application 2021/0104322 published on April 8, 2021, Personal Wellness Recommendation Engine, originally patent application 16/938,791 filed on July 20, 2020.

We have filed numerous patent applications listed below, as well as additional provisional patent applications. Under law, the filing of a provisional patent application, while not examined by the USPTO, preserves the filing date therein provided that a more complete, non-provisional patent application is filed within twelve months.

US Patent App. No. 63/532,418 Ref. GH1-019USP1

"SYSTEM AND METHODS FOR DETERMINING PROPENSITY TO OPIOID ADDICTION"

The invention includes methods of determining a patient’s susceptibility (i.e., risk) of becoming dependent and/or addicted to an addictive substance (e.g., an opioid receptor agonist). A lateral flow assay (LFA) test that utilizes up converting phosphors (UCPs) can be used to test levels of biomarkers in a patient sample. If a patient is deemed susceptible to addiction, a monitoring/dispensing system can be used to administer an opioid pain medication.

US Patent App. No. 63/532,417 Ref. GH1-018USP1

"COMPOUNDS AND METHODS FOR TREATING ADDICTION"

The invention includes therapeutic small molecules for use in treating addiction and neurological disorders. The therapeutic small molecules can act as 5-HT2A receptor agonists and/or 5-HT6 receptor agonists. Unlike conventional agonists, the compounds do not cause psychedelic side-effects. The compounds promote neuroplasticity and are useful to treat neurological diseases and addiction.

US Patent App. No. 63/617,766 Ref. GH1-023USP1

"SYSTEM AND METHODS FOR DETERMINING PROPENSITY TO POST-TRAUMATIC STRESS DISORDER (PTSD)"

Diagnosing and treating PTSD using conventional methods is difficult. The invention includes specific biomarkers for reliably assessing patients for PTSD and determining effective treatments. An assay can detect levels of specific markers in a sample from a subject that is prone to PTSD or suspected of suffering from PTSD. The biomarkers can also determine one’s susceptibility (i.e., risk) of developing PTSD after a traumatic event.

U.S. Patent App. No. 18/388,798 Ref. GH1-012USC1

“PERSONAL WELLNESS RECOMMENDATION ENGINE”

The invention includes computer-implemented methods, software and systems for generating a health recommendation. A computer-implemented method includes receiving genetic data and user data of a user. The genetic data is processed to generate vector representations of a fixed size by using an unsupervised learning algorithm. Health risk features are extracted from the vector representations by using a multi-layer convolutional neural network. Dietary conditions associated with the health risk features are determined and used to generate the health recommendation.

App. No. PCT/US2022/081329 Ref. GH1-001WO1

“METHODS OF TREATING PTSD AND NEUROLOGICAL DISORDERS”

The invention includes therapeutic small molecules for use in treating PTSD and neurological disorder by stimulating neuroplasticity. The therapeutic small molecule can increase neuroplasticity and improve neural function by affecting upstream regulators of FOS, JUN, BDNF, CDC42 and CCL2.

App. No. PCT/US2022/081330 Ref. GH1-001WO1

“METHODS OF TREATING ADDICTION AND NEUROLOGICAL DISORDERS”

Similarly, the invention includes therapeutic small molecules that can stimulate neuroplasticity. The molecules are useful in treating addiction and neurological disorder. The therapeutic small molecule can increase neuroplasticity and improve neural function by affecting upstream regulators of FOS, JUN, BDNF, CDC42 and CCL2. The molecule can also aid in reduction of Amyloid plaques via binding with amyloid beta (a4).

App. No. PCT/US23/61520 Ref. GH1-002WO

“BIOMARKERS FOR EARLY DETECTION OF DIABETES”

The invention includes a set of four biomarkers that are expressed at elevated levels in subjects who are prone to developing Type 2 (T2) diabetes. The biomarkers include misfolded proinsulin, correctly folded proinsulin, follistatin and hemoglobin A1c. The invention also includes methods of predicting or assessing a subject’s risk of developing T2 diabetes before the onset of the disease. The methods can also determine the progression and/or prognosis of type 2 diabetes.

App. No. PCT/US23/17988 Ref. GH1-006WO

“PRODRUGS FOR CANCER TREATMENT”

The invention includes prodrug compounds for treating an ailment such as cancer. The prodrug compounds can include an active agent component such as a cyclic monoterpene. The compounds can also include a prodrug component such as cholecalciferol or retinoic acid. Benefits of the prodrug compounds include increased solubility, increased half-lives, increased stability, increased lipophilicity, improved targeting (e.g., to tumor cells) and/or increased permeability/transmission across the blood-brain barrie.

.

App. No. PCT/US23/31917 Ref.: GH1-010WO

“DIGITAL TWIN FOR DIAGNOSTIC AND THERAPEUTIC USE”

The invention includes methods of determining a patient health state using a digital twin. The health state of a subject can include factors such as diagnosis of disease, disease prevention, treatment planning, managing disease/ailments, promoting longevity, etc. In aspects, the methods include genomic, transcriptomic, metabolomic, epigenetic and microbiome datasets combined with up-to-date disease knowledge and real-time data scraping to evaluate the patient’s state of health and disease conditions.

App. No. PCT/US2023/81001 Ref. GH1-011WO

“BUTYRYLCHOLINESTERASE (BuChE) LATERAL FLOW ASSAY (LFA) FOR DETERMINING ELEVATED RISK OF SIDS”

The invention includes a Lateral Flow Assay (LFA) for detecting levels of butyrylcholinesterase in an infant subject. A decreased level of the enzyme can indicate that the infant has an elevated risk of suffering from SIDS. An infant deemed at risk of developing SIDS can be closely monitored, subjected to increased amounts of physical contact and treated with medication/stimulants.

U.S. Patent App. No. TBD Ref. GH1-023USP1

“FLAVONOIDS FOR TREATING TRAUMATIC BRAIN INJURY AND ALZHEIMER’S DISEASE”

The invention includes the use of flavonoids to modulate inflammation of the CNS. Formulations and methods described herein can treat traumatic brain injuries (TBI) and Alzheimer’s disease (AD) by reducing systematic inflammation and modulating immune dysregulation. The formulations and methods include antagonists that bind to receptors (CCR2 and GPR55) and a prostaglandin (PGE2). When administered therapeutically with 17-DHA and/or THEA, their combined activity can reduce systemic inflammation and post-trauma inflammation.

U.S. Patent App. No. TBD Ref. GH1-020USP1

Vesicles for Delivery of Senolytic Agents

U.S. Patent App. No. TBD Ref. GH1-021USP1

Methods of Deriving New Chemical Entities (NCE)

U.S. Patent App. No. TBD Ref. GH1-022USP1

Compounds and Methods of Treating Neurological Disorders

U.S. Patent App. No. TBD Ref. GH1-023USP1

PTSD Prognostic Assay

U.S. Patent App. No. TBD Ref. GH1-024USP1

Epigenetic, antisense & noncoding RNA For treatment of diabetes

U.S. Patent App. No. TBD Ref. GH1-025USP1

Hybrid RNA and Bioplatform Technology

U.S. Patent App. No. TBD Ref. GH1-026USP1

Compound 62 and Methods of Repressing PDF Expression

We are continually developing its intellectual property estate and expect to file additional patent applications in the near future.

We own the registered trademark GATC Health®, serial number 97365569 and the GATC Health logo, serial number 97365548. We use the trademarks Viral Immunity Platform™, Multiomics Advanced Technology™, and Predictive Multiomics™.  We have filed a trademark application for Predictive Multiomics™ on February 10, 2021, serial number 90522861, international class 042, computer programming in the medical field, for Multiomics Advanced Technology™ on May 24, 2021, serial number 90731205, international class 009, Computer and Software Products and Electrical and Scientific Products, and for GATC, serial number 97365586, international class 009, Computer and Software Products and Electrical and Scientific Products.

Regulation

The genetic testing field is relatively new, and subject to only limited regulation. We are not subject to any current regulation, although parties with whom we contract may be so subject.  Laboratories which conduct genetic sequencing are subject to the Clinical Laboratory Improvement Amendments Act of 1988, which establish the certification process laboratories must pass in order to legally conduct clinical testing. The objective of CLIA is to determine clinical testing quality, including verification of the procedures used and the qualifications of the technicians processing the tests.

The Genetic Information and Nondiscrimination Act of 2008 (GINA) protects the genetic privacy of the public, including research participants. The passage of GINA makes it illegal for health insurers or employers from requesting or requiring genetic information of an individual or of family members and further prohibits the discriminatory use of such information.  The Health Insurance Portability and Accountability Act (HIPAA) Privacy Rule protects the confidentiality of patients’ individually identifiable health information—or Protected Health Information (PHI)—that HIPAA-covered entities (e.g., health care providers or an insurance company) hold. There are limits on when and with whom PHI may be shared, but there are no such restrictions on the use or disclosure of PHI that has been de-identified. In 2013, as required by the passage of the Genetic Information Nondiscrimination Act, the Privacy Rule was modified to establish that genetic information is considered PHI, and HIPAA-covered entities may not use or disclose PHI that is genetic information for underwriting purposes.

The Clinical Laboratory Improvement Amendments of 1988 (CLIA) regulations include federal standards applicable to all U.S. facilities or sites that test human specimens for health assessment or to diagnose, prevent, or treat disease. All laboratory facilities used by us or our licensees are CLIA compliant.

We are not covered by the above regulations at this time. In addition to HIPAA, the Common Rule, formally known as the Federal Policy for the Protection of Human Subjects, also requires informed consent from individuals who participate in medical research projects. We, or persons with whom we contract for the collection of genomic data may be subject to these rules on informed consent. The Company uses reasonable care to protect individual patient confidentiality by requiring that all data provided to it is subject to de-identification protocols; as a result, we never receive any data subject to privacy concerns.

The FDA Modernization Act 2.0 permits the use of computer models (such as MAT) in lieu of the animal trials previously required prior to engaging in human trials. The FDA has not issued regulations implementing this legislation, and we are monitoring the regulatory process.

Litigation

We have not been a party to any litigation.

Property

Until August 1, 2021, we subleased 2,497 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance was $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the owner of the building for $7,866 per month increasing to $8,340 per month over the lease term, plus common area charges. On April 5, 2022, we added an additional 3,462 square feet of contiguous office space for $3.15 per square foot per month increasing to $3.34 per square foot month over the lease term, and extended the leases until April 14, 2024. We have since extended the lease until June 14, 2026 at a rate of $3.10 per square foot for month, increasing to $3.29 per square foot over the term.

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. On May 1, 2024, we also rented a limited amount of office space on a one-year lease ending on April 30, 2025 in Draper, Utah at the rate of $1,759 per month for use of our Utah-based technology and sales staff.

In March, 2023, our GATC West Virginia, Inc. subsidiary rented an initial 6,813 square feet of office and laboratory space for three years (renewable for additional three-year terms), monthly base rent of $13,835 plus taxes and maintenance, from the West Virginia Innovation Corporation, and we anticipate increasing the leased area as initial staffing increases. We commenced renting a nominal amount of office space in Washington, DC in June 2022 for $500 per month for governmental liaison efforts.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future we may be required to lease a limited amount of additional office space in the future for technical and scientific personnel.

Item 2.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our plan of operation and financial condition should be read in conjunction with the financial statements and related notes that appear elsewhere in this report. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed in “Risk Factors” and elsewhere in this report. All forward-looking statements speak only as of the date on which they are made. We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Corporate Background

We were incorporated on May 16, 2020 and are engaged in the business of utilizing advanced, proprietary artificial intelligence for drug discovery and improved disease detection. Our AI platform analyzes human DNA and multiomics data to create valuable intellectual property and to provide products and services for its customers that are faster, more cost effective and accurate than its competitors.  We have three wholly owned subsidiaries. We were the majority shareholder of GATC Rx Corp. until acquiring the remaining 36.6% of minority interests in GATC Rx in August 2021 in exchange for 5,304,000 shares of our common stock GATC West Virginia, Inc. (formed in February 2022), and GATC Canada, Inc. GATC Canada Inc. was formed in 2023 and has had no material operations to date. We operate in West Virginia through our subsidiary GATC West Virginia, Inc. In April 2022, we acquired the assets of GATC DB Care, a company affiliated with management, and thus reacquired the license previously issued to that entity relating to diabetes. AI Naturals, formerly known as GATC Naturals Corp and GATC Canna Corp, is not a subsidiary of the Company but for the years ended December 31, 2021 and 2022 is considered to be a variable interest entity, or VIE, and its financial statements for those years are consolidated with those of the Company.

All share numbers in this Report have been adjusted for one-for-one stock splits effected in August 2021 and June 2023.

Where You Can Find our Reports

Any person may read and copy our reports with the Commission at the Commission’s Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Room by calling the Commission toll free at 1-800-SEC-0330. The Commission also maintains an Internet site at http://www.sec.gov where reports, proxies and other disclosure statements on public companies may be viewed by the public.

Financing Transactions

Convertible Debentures

During fiscal years 2021 and 2020, we had offered and sold an aggregate of $9,691,632 and $676,250, respectively, of our 8% Convertible Debentures. The Debentures provided for mandatory conversion into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share (adjusted to $0.9375 per share as a result of subsequent stock splits), or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raised no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with ASU 2015-03, Interest-Imputation of Interest, incurred issuance costs totaled $4,043,209 ($1,010,650 debt discount and $3,032,559 original issuance costs). These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

The Company effected a one-for-one forward stock split (the “Stock Split”) in August 2021 and in June 2023. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $0.9375 per share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $0.9375 per share into 11,289,830 shares of Common Stock. All share amounts in the Company’s consolidated financial statements reflect the Stock Split issuances.

Preferred Stock

At an annual shareholders meeting held on June 7, 2021, the shareholders approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Following the annual meeting, holders of 32,800,000 shares of common stock (“Holders”) elected to exchange 8,200,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock. During the year ended December 31, 2021, holders of Series A Convertible Preferred Stock converted 92,618 preferred shares into 3,704,712 common shares.

The holders of Series A convertible preferred stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A convertible preferred stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors (the “Board of Directors”). As of December 31, 2022, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders shall vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event (“Liquidation”) of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock. The liquidation preference for the holders of the Series A Convertible Preferred stock is approximately $109 million as of December 31, 2022.

Conversion Rights - The holders of the preferred stock have certain conversion rights of such Series A Convertible Preferred Stock into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changes into an amount per share, subject to adjustments, equal to the conversion rate then in effect, times 100.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

We have authorized an unlimited number (increased in 2022 from 100,000,000) shares of common stock, $0.0001 par value, of which 58,137,996 and 43,142,306 shares are outstanding as of December 31, 2022 and 2021, respectively.

We issued 52,000,000 shares of Common Stock to 24 persons on May 16, 2020 for furniture, office and computer equipment valued at $41,463, and the contribution of 59.1% of the outstanding shares of GATC Rx Corp.  On July 24, 2020, the Company issued 2,000,000 shares of Common Stock to a related party, AI Naturals (formerly known as GATC Naturals Corp), in connection with a licensing agreement, valued at $100 (based on the par value on the date of grant).  The issuance was an isolated transaction not involving a public offering pursuant to Section 4(2) of the Securities Act of 1933. In connection with an amended license agreement with AI Naturals dated May 5, 2022, we agreed to issue that company an additional 2,000,000 shares of Common Stock.

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 5,304,000 shares of common stock to acquire the minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021.  We acquired all the assets of GATC DB Care Corp, a related party, as of June 5, 2022 by the issuance of 7,362,506 shares of Common Stock.

During the years ended December 31, 2022 and 2021, the Company issued 355,464 and 2,225,310 common shares valued at $666,495 and $2,203,102 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

On January 21, 2022, Naturals entered into a consulting agreement with SHAC to provide research, development, and operation of psilocybin-based testing, reporting, and treatment recommendations services to Naturals.  Naturals agreed to transfer 2,000,000 GATC Health common shares held by Naturals, valued at $3,750,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement).

We completed an offering of our Common Stock under a private placement during September 2021. A total of 980,254 shares of Common Stock were sold to accredited investors at a price of $1.875 per share totaling $1,767,943 in net proceeds.  This includes 200 shares which were paid for after December 31, 2021, and were accounted for as of December 31, 2021 as subscriptions receivable in the amount of $750 in shareholders’ equity in the consolidated balance sheets.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. As of December 31, 2022 and 2021, a total of 3,949,060 and 85,000 shares of common stock were sold to accredited investors at a price of $2.50 per share totaling $9,347,650 and $212,500, respectively. All of the remaining units were sold through close of this offering in June 2023.

On September 27, 2021, the Company initiated a Regulation A Offering to sell up to 10,000,000 shares of common stock at a price of $2.50 per share.  During the year ended December 31, 2022, the Company sold 116,260 shares of common stock at a price of $2.50 per share totaling $290,802. No shares were sold in fiscal year 2021.

On July 14, 2023, the Company initiated a private offering to sell up to 5,000,000 shares of common stock at a price of $5.00 per share.  Through August 31, 2024, the Company has sold 2,272,766 shares of common stock to accredited investors at a price of $5.00 per share totaling $11,363,830.

During the fiscal years 2022 and 2021, the Company incurred offering costs totaling $3,168,283 and $1,208,311, respectively, in conjunction with its equity financings.

During the years ended December 31, 2022 and 2021, we issued 355,464 and 2,255,310 common shares to consultants, employees and advisors valued at $666,495 and $2,203,102 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered. In the year ended December 31, 2022, we issued 2,000,000 shares for services rendered to AI Naturals, and an additional 2,000,000 shares to AI Naturals in connection with the amendment of our licensing agreement with that company as mentioned above. AI Naturals immediately distributed 1,200,000 of these shares to its shareholders, valued at $2,250,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), and recorded as a distribution to Naturals shareholders in non-controlling interest on the Company’s consolidated balance sheet as of December 31, 2022. In addition, on May 27, 2022, we issued a restricted stock grant of 823,756 shares to Akon Lighting, Inc. and options to purchase 1,235,634 shares of Common Stock at $2 per share in connection with a Service Agreement of that date. The options and share grants both are subject to vesting upon Akon’s delivery of genomic and personal health data with respect to 1,000,000 discrete individuals through December 31, 2025.  In July 2022, a member of our Board of Advisors purchased 500,000 Units in our private offering at a discounted rate of $4.00 per Unit.

Options

During the years ended December 31, 2022 and 2021, the Company granted options to consultants, advisors and employees to purchase 5,072,082 and 19,044,266 shares of common stock, valued at $1,792,276 and $8,994,721 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.005 to $2.50 per share in whole or in part and vest 21,338,314 options on the date of grant and 2,778,034 options vest over time up to thirty six months. During the years ended December 31, 2022 and 2021, the Company recognized $2,407,688 and $7,600,187 in stock-based compensation from vested options. In the years 2022 and 2021, the Company’s CFO exercised 12,400 and 3,200 options into 12,400 and 3,200 common shares.

Limited Operating History; Need for Additional Capital

There is limited historical financial information about us on which to base an evaluation of our performance. We cannot guarantee we will be successful in our business operations. Our business is subject to risks inherent in the establishment of a new business enterprise, including limited capital resources, and possible cost overruns due to increases in the cost of services. To become profitable and competitive, we must receive substantial additional capital. We have no assurance that future financing will materialize. If that financing is not available, we may be unable to continue operations.

Overview of Presentation

The following Management’s Discussion and Analysis (“MD&A”) or Plan of Operations includes the following sections for the periods presented:

●Results of Operations

●Liquidity and Capital Resources

●Capital Expenditures

●Going Concern

●Critical Accounting Policies

●Off-Balance Sheet Arrangements

We have prepared our consolidated financial statements in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

How We Generate Revenue

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

We currently have three potential active sources of revenue.  We develop novel pharmaceutical compounds utilizing our AI-based drug discovery platform. Secondly, we also are able to predict, with a high degree of accuracy, the eventual success of human clinical trials using this platform. In 2024, we entered into an agreement with a third party for analysis of proposed clinical trials in connection with that third party’s assessment of underwriting risk in connection with an insurance product marketed by the third party. Finally, we are able to derisk proposed pharmaceuticals and/or repurpose them for other uses using our platform. Pursuant to a contract with Systemic Formulas, we are paid for application of its proprietary AI analysis to genetic data from individuals.  Revenue on the Systemic Formulas contract is recognized upon completion of the analysis on each individual data set; the time required for analysis is typically less than one day. We also develop Engines for the prediction and preventative care for a number of disease conditions. Although we believe that this latter revenue source will be able to generate revenue for us in the future, we are not devoting a significant percentage of management time and financial resources to this portion of our business due to third party interest in our AI-based pharmaceutical business.

General and administrative expenses consist primarily of personnel costs and professional fees required to support our operations and growth.

Depending on the extent of our future growth, we may experience significant strain on our management, personnel, and information systems. We will need to implement and improve operational, financial, and management information systems. In addition, we are implementing new information systems that will provide better record-keeping. However, there can be no assurance that our management resources or information systems will be sufficient to manage any future growth in our business, and the failure to do so could have a material adverse effect on our business, results of operations and financial condition.

Results of Operations

Year Ended December 31, 2022 Compared to the Year Ended December 31, 2021.

The following discussion represents a comparison of our results of operations for the years ending December 31, 2022 and 2021. In the opinion of management, the consolidated financial statements recognize all adjustments of a normal recurring nature considered necessary to fairly state our financial position, results of operations and cash flows for the periods presented.

	Year Ended December 31,
	2022	2021

Operating expenses	14,238,789	13,127,517
Other expense	11,111	4,254,768
Net loss before income taxes	$(14,249,900)	$(17,382,285)
Less: net loss attributable to the noncontrolling interest	(971,337)	(348,500)
Net loss attributable to GATC Health	$(13,278,563)	$(17,033,785)

Revenues

We had no revenues for the years ended December 31, 2022 and 2021.

Operating expenses

Operating expenses increased by $1,111,272, or 8.5%, to $14,238,789 for the year ended December 31, 2022 from $13,127,517 for the year ended December 31, 2021 primarily due to increases in compensation expense of $2,549,776, or 50.6%, increases in research and development expenses of $772,554, or 41.4%, and increases in general and administrative costs of $834,641, or 48.5%, offset primarily by decreases in marketing costs of $3,045,699, or 67.6%. As a result of our business development, we have increased our administrative infrastructure by hiring additional employees in fiscal year 2022, increased professional fees (primarily legal and accounting fees), increased our information technology infrastructure, and have increased consulting fees.

Net loss before income taxes

Net loss before income tax for the year ended December 31, 2022 totaled $14,249,900 compared to a loss of $17,382,285 for the year ended December 31, 2021, or a decrease of $3,132,385, or 18%, due to $4,043,209 in interest expense and issuance costs related to our issuance of convertible debentures in 2021, offset by the increase in total operating expenses from 2022 to 2021 described above. These amounts include net losses attributable to our non-controlling interest in AI Naturals of $971,337 and $316,906 for the years ended December 31, 2022 and 2021, respectively, primarily due to the increase in consulting expense of $4,223,012, offset primarily by the gain on sale of intellectual property of $3,750,000.

Assets and Liabilities

Assets were $4,519,094 as of December 31, 2022. Assets consisted of cash of $3,627,896, notes receivable related party of $61,262, other current assets of $58,742, property and equipment of $304,990, intangible assets of $183,640, operating lease right-of-use assets of $255,849, and other assets of $26,715. Liabilities were $3,256,115 as of December 31, 2022. Liabilities consisted of current and non-current contract liability of $916,667, accounts payable of $433,027, accounts payable – related parties of $48,284, income tax payable of $1,515,088 and current and non-current operating lease liabilities of $284,229, and other current liabilities of $58,820.

Liquidity and Capital Resources

General – Overall, we had an increase in cash flows for the year ended December 31, 2022 of $78,329 resulting from cash provided by financing activities of $6,500,369, offset primarily by cash used in operating activities of $5,956,549 and cash used in investing activities of $465,491. The following is a summary of our cash flows provided by (used in) operating, investing, and financing activities during the periods indicated:

	Year Ended December 31,
	2022	2021

Net cash provided by (used in):
Operating activities	$(5,956,549)	$(3,994,775)
Investing activities	(465,491)	(203,055)
Financing activities	6,500,369	7,725,919
	$78,329	$3,528,089

Cash used in operating expenses increased from $(3,994,775, to $(5,956,549), or by 49.1%, for the reasons discussed above under Operating Expenses. Cash used in investing activities increased from $(203,055) in 2021 to $(465,491), or 129.2%, for 2022 due to increased equipment purchases related to the expansion and development of our AI platform for drug discovery and other research and development equipment. Cash provided from financing activities decreased from $7,725,919 in 2021 to $6,500,369 in 2022, or 15.9%, primarily due to increased offerings costs in 2022 of $1,959,972, offset primarily by the increase in monies raised in financings of $774,222.

Financing – We expect that our current working capital position, together with our expected future cash flows from operations will be insufficient to fund our operations in the ordinary course of business, anticipated capital expenditures, and other contractual obligations for at least the next twelve months. We have been financing operations by sales of our debt and equity securities, and anticipate that we will continue to be successful in raising sufficient capital to execute of our business plan. However, this belief is based upon many assumptions and is subject to numerous risks, and there can be no assurance that we will be able to obtain required funding in the future.

We have no present agreements or commitments with respect to any material acquisitions of other businesses, products, product rights or technologies or any other material capital expenditures. However, we will continue to evaluate acquisitions of and/or investments in products, technologies, capital equipment or improvements or companies that complement our business and may make such acquisitions and/or investments in the future. Accordingly, we may need to obtain additional sources of capital in the future to finance any such acquisitions and/or investments. We may not be able to obtain such financing on commercially reasonable terms, if at all. Even if we are able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our shareholders, in the case of equity financing.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  We had accumulated deficits of $35,226,899 and $21,948,336 at December 31, 2022 and December 31, 2021, respectively; had working capital of $2,939,813 and $3,318,350 at December 31, 2022 and December 31, 2021; had a net loss of $14,249,900 and $17,382,285 for the years ended December 31, 2022 and December 31, 2021, respectively, and net cash used in operating activities of $5,956,549 and $3,994,775 for the years ended December 31, 2022 and 2021, respectively, with no revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While we are attempting to expand operations and generate revenues from product sales through licensing agreements and co-development agreements, we have not yet finalized development, nor have we generated sufficient cash flow from operations, and our cash position may not be significant enough to support our daily operations. Management intends to raise additional funds by way of a private offering. Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for us continue as a going concern. While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds or transact an asset sale, there can be no assurances to that effect or on terms acceptable to us. Our of the Company to continue as a going concern is dependent upon our ability to raise capital, further implement its business plan, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if we are unable to continue as a going concern.

Critical Accounting Policies

The Commission has defined a company’s critical accounting policies as the ones that are most important to the portrayal of our financial condition and results of operations and which require us to make our most difficult and subjective judgments, often as a result of the need to make estimates of matters that are inherently uncertain. Based on this definition, we have identified the critical accounting policies and judgments addressed below. We also have other key accounting policies that are significant to understanding our results.

The following are deemed to be the most significant accounting policies affecting us.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock and options valuation, useful lives of intangible assets and property and equipment, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

Intangible Assets

Intangible assets consist primarily of capitalized software and patent rights. Capitalized software is amortized on a straight-line basis over a two year life and patent rights are amortized over the remaining life of the patents.

Impairment of Long-lived Assets

We periodically evaluate whether the carrying value of property, equipment and intangible assets has been impaired when circumstances indicate the carrying value of those assets may not be recoverable. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

Our impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, we assess the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models. If actual results are not consistent with our assumptions and estimates, or our assumptions and estimates change due to new information, we may be exposed to an impairment charge in the future. For the years ended December 31, 2022 and 2021, the Company had not experienced impairment losses on its long-lived assets. However, there can be no assurances that the demand for the Company’s products and services will continue, which could result in an impairment of long-lived assets in the future.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of December 31, 2022 and 2021, the fair value of cash, accounts receivable, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

Refer to Note 3 in the accompanying notes to the consolidated financial statements.

Future Contractual Obligations and Commitments

Refer to Note 12 in the accompanying notes to the consolidated financial statements for future contractual obligations and commitments. Future contractual obligations and commitments are based on the terms of the relevant agreements and appropriate classification of items under U.S. GAAP as currently in effect. Future events could cause actual payments to differ from these amounts.

We incur contractual obligations and financial commitments in the normal course of our operations and financing activities. Contractual obligations include future cash payments required under existing contracts, such as debt and lease agreements. These obligations may result from both general financing activities and from commercial arrangements that are directly supported by related operating activities.

VIE assessment

On July 24, 2020, we entered into a Royalty License Agreement with GATC Naturals, under which we granted GATC Naturals an exclusive right to use and sublicense MAT as applied to cannabis substances in exchange for a 15% royalty fee. This agreement was amended on May 5, 2022 to include the utilization of MAT in connection with psylocibin.

Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided Naturals with $178,000 of cash to help Naturals cover some cash shortfalls. As Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit Naturals to finance its activities without subordinated financial support, Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License Agreement. We do not own any equity interest in Naturals; however, as the agreements described above provided us the controlling financial interest in Naturals, we are the primary beneficiary of Naturals. As a result, we consolidate Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and Naturals have been eliminated upon consolidation.

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results.

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the shareholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire an ownership interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of capital stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company issued 3,200,000 restricted common shares to consultants, valued at $1,257,820 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan. 1,866,666 of the options will vest on the date of grant and the remaining 1,333,334 vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $0.9375 per share in whole or in part

On August 25, 2021, the Company issued 300,000 restricted common shares to consultants, valued at $281,250 (based on the estimated fair value of the stock on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan.

Off-Balance Sheet Arrangements

As of December 31 2022, we have not entered into any transaction, agreement or other contractual arrangement with an unconsolidated entity under which it has:

●a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit;

●liquidity or market risk support to such entity for such assets;

●an obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument; or

●an obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by, and material to us, where such entity provides financing, liquidity, market risk or credit risk support to or engages in leasing, hedging, or research and development services with us.

Inflation

We do not believe that inflation has had a material effect on our results of operations during the periods presented.

Item 3.

DIRECTORS AND OFFICERS

The following table sets out the Company’s officers, directors and significant employees. Unless indicated, all work with the Company on a full-time basis. Full time basis means substantially all of that person’s professional time. Those officers who are indicated as working full time may devote up to 10 hours per week on other professional activities with entities that are licensees of the Company’s technology.

Name	Position	Term of Office (if indefinite, give date appointed)	Full Time/Part Time
Executive Officers
John Stroh	Interim CEO	July 1, 2020	Part-Time
Jeff Moses	President	July 1, 2020	Full Time
Michael Manahan	Interim Chief Financial Officer	November 2021	Part Time
Jayson Uffens	Chief Technology Officer	July 1, 2020	Full Time
Ian Jenkins	Chief Science Officer	July 1, 2020	Full Time
V. Tyrone Lam	Chief Operating Officer	October 2021	Full Time
Directors
Jeff Moses	Director	Annual Meeting 2024	n/a
Dennis Locke	Director	Annual Meeting 2026	n/a
Dr. Lin Yu	Director	Annual Meeting 2025	n/a
Phillip Trad	Director	Annual Meeting 2027	n/a
Jayson Uffens	Director	Annual Meeting 2026	n/a

John Stroh, Interim Chief Executive Office

John Stroh has been the Interim Chief Executive Officer since July 2020.  He devotes about 25 hours a week to the Company. Mr. Stroh was the Chief Executive Officer of Venture Analysis Group, in Irvine, California from January 2015 to August 2020, and has been the Senior Managing Director of Boustead Securities, LLC, a registered broker-dealer, since July, 2020, focusing on capital raising, strategic partnering and M&A advisory services in the life science, medical device, healthcare IT and health care services sectors. Mr. Stroh hold Series 7, 82TO, 24 and 63 securities licenses and has been a registered representative or principal of a registered firm since 1985. From January 2016 to August 2020, he was Managing Director-Healthcare at Tellson Corporate Services, LLC, a full-service Investment Bank focusing on early growth stage and middle market companies. From March 2013 to January 2016, Mr. Stroh was CEO of Global Healthcare Advisors. From 2001 to 2014, Mr. Stroh held senior management positions at a number of private companies in the medical and bioscience industry. He was Managing Director of Investment Banking for healthcare from 1999 to 2001 at Roth Capital Partners, and prior to his tenure at Roth he held management position at several investment banking firms. Mr. Stroh was on the Board of Directors of the Finance Committee for Memorial Care Orange Coast Medical Center from 2011 to 2017. He received a bachelor’s degree in management and an MBA at California State University, Long Beach. Mr. Stroh filed a petition under Chapter 13 of the Federal Bankruptcy Code in December 2018.

Jeff Moses, President and Director

Jeff Moses has been President of the Company since July 2020 and was also Chief Marketing Officer from July 2020 to October 2020. He became a member of the Board of Directors in February 2023. He was the Chief Executive Officer of AI Naturals from December 2020 to May 2022, President of GATC DB Care since April 2021, and President and Chief Marketing Officer of ONIT Sciences since February 2019. ONIT markets organic, non-GMO formulations to increase crop yields. Mr. Moses has also been Chief Marketing Officer and Director since March, 2013 of PowerOne Corporation, a Costa Mesa, California company engaged in energy consulting and is a Federal Energy Regulatory Commission (FERC) licensed power marketer with offices in Illinois, Michigan, and California. From May 1998 to November 2009, he was the founder and Creative Director of Engine Marketing, LLC.  Mr. Moses received a bachelor’s degree in Literature in 1986 from Pitzer College.

Michael Manahan, Chief Financial Officer

Mr. Manahan has been the Chief Financial Officer since January 1, 2022 and under his consulting agreement with us, will devote no less than 20 hours per month to GATC Health Corp.  Mr. Manahan is a professor of finance and accounting at California State University Dominguez Hills.  He has been teaching there since 2009.  Mr. Manahan is also the president and primary consultant of the Biz Rap Organization (formerly Match Vest Capital and Consulting Inc.), a consulting business that provides financial advisory, part time and interim chief financial officer services to mid-market companies.  Mr. Manahan founded the Biz Rap Organization in 2006.  Previously, from 2003 to 2006, Mr. Manahan served as chief financial officer of PracticeXpert, Inc., a publicly traded medical technology and services business.  Prior to that, from 1997 to 2003, Mr. Manahan was president of Magnum Financial Group, a consulting business providing investor relations, financial advisory and related services to mid-market publicly traded companies and companies going public.  During his tenure with Magnum, Mr. Manahan worked with over 60 management teams and assisted companies in raising approximately $150 million in capital. Previously Mr. Manahan served as chief financial officer for a number of privately held and publicly traded companies. Mr. Manahan earned his MBA from Pepperdine University and earned a CPA in the province of British Columbia, Canada (non-active).

Gene O’Bryan, Chief Operating Officer

Gene O’Bryan was appointed as our Chief Operating Officer in August 2024. Mr. O’Bryan has been Chief Executive Officer at Home123 Mortgage, a nationwide directed institutional mortgage lender, since March 2020.  From 2006 to the present, he has been Chief Executive Officer of Resource Financial Partners, Inc., an investment and consulting firm that provides interim management support and/or investment capital to financial service, real estate, renewable energy, and other growing companies. In addition, Mr. O’Bryan has been an advisor or chief operating officer of many businesses in the mortgage lending, merger and acquisition and other industries. He received a bachelors degree in business administration from the University of the Pacific, Eberhardt School of Business.

Dennis Locke, Director

Dennis Locke has been a Director of the Company since July 2020 and was the Interim Chief Financial Officer until December 31, 2021. Since that time, he has worked at the Company in a non-officer capacity. He was the Vice President-Operations of AI Naturals from December 2020 until May 2022, and since February 2019 has been the Chief Operating Officer of ONIT Sciences. From January 2014 to January 2019, he was the Chief Financial Officer of PowerOne Corporation. From 1990 to 2014, Mr. Locke was a financial and/or operations officer at a number of privately held companies. He has been the director and Chief Financial Officer of GATC DB Care since April 2021. He received a Bachelor of Science degree in Accounting from Franciscan University and an MBA with an emphasis in management in the University of La Verne.

Dr. Lin Yu, Director

Until February 2023, Dr. Liu was Managing Director at Oppenheimer Healthcare Investment Banking, Dr. Yu served a dual role as head of the firm’s Healthcare Royalty Monetization business and as an advisor for companies regarding equity capital markets strategies. He served as head of Medtech and then Life Science and Tools banking practices, working closely with seed-stage to publicly traded companies. Dr. Yu was directly involved in helping raise capital via equity, credit, royalty, and structured financing. Prior to joining Oppenheimer, he was a Managing Director at BTIG Healthcare Investment Banking. Previously, Lin was a Principal on the Healthcare Private Equity Team at KKR dedicated to its royalty and private credit strategy and a Director of Investment Research and Analysis at DRI Capital, a healthcare royalty-focused private equity firm. Earlier in his career, he was an Equity Research Analyst covering medical devices and technologies at Cowen & Co. Dr. Yu earned a Ph.D. and an M.S. from Columbia University in chemical engineering, where he focused his research on next-generation DNA sequencing technologies. He earned a B.S. in chemical engineering from The Cooper Union for Advancement of Science and Art.

Phillip Trad, Director

Phillip Trad was appointed to the Board of Directors in March 2024. Mr. Trad has practiced business litigation in California since 1978, specializing in insurance defense for clients including General Electric Corporation, NBC Studios, Black and Decker, Budget Rent-A-Car, Hertz and MGM Corporation, as well as D & O and E & P defense. From 2008 to 2015 he was President/General Counsle to CEATS, Inc., providing management and administrative services in the areas of patent development, FDA approvals and related matters. From 2002 to 2008 he was President/General Counsel for Krystal Digital Corporation, a distributor of computer peripherals, reseller and wholesaler. From 1998 to 2002 he was General Counsel, later becoming President, of PharmaPrint, Inc., which developed and marketed herbal and bioactive supplements and pharmaceutical grade extracts. Mr. Trad was employed by Cadoo, Thethway, McGinn, Morgan as an associate from 1979 to 1985. He graduated from Western State University College of Law in 1978 and received his Bachelor of Arts from California State University, Fullerton.

Jayson Uffens, Chief Technology Officer and Director

Jayson Uffens has been our Chief Technology Officer since July, 2020, and a member of our Board of Directors since August 2024. He was Chief Technology Officer and Director at Fréliii, Inc. from April 2019 to March, 2020. Mr. Uffens is a senior technology architect with more than two decades of executive experience at high-growth technology and global firms. He was the CEO and founder of IrisMind in 2015, which was comprised of former Seamless and Grubhub engineers, to partner, develop and invest in vertical SaaS (Software as a Service, allowing users to connect to and use cloud-based apps over the Internet) and AI startups. IrisMind developed an ML (machine learning)-based fintech consumer analysis platform and sold $5 million in licenses from 2016 to 2017. In 2010, as Vice President Engineering of Seamless, he led product development that increased revenues from $300 million to $1 billion., and led key aspects of Seamless’ 2013 merger with GrubHub, where he continued as Vice President of Engineering. Mr. Uffens was Solution Director and early employee of startup Acquity Group, an ecommerce and digital marketing company, from 2005 to 2009. At Acquity Group, he landed and executed projects with clients such as the Grammy Awards, Eastern Mountain Sports, Invitrogen, Cost Plus World Markets, BNSF, LeapFrog and Wynn Las Vegas, and led regional high-scale e-commerce and CEO services groups on the west coast. Acquity was acquired by Accenture in 2013.  From May 2004 to October 2005, Mr. Uffens was principal architect and lead engineer at GoDaddy during its growth and development leading to its first Super Bowl ad in 2005. From August 2002 to May 2005, he was Lead Application Architect and a consultant to American Express. He was Chief Technology Officer of UbiQGroup from January 2000 to July 2002, which developed a 1:1 marketing and print-for-one platform that was acquired by a San Francisco-based insurance company in 2002. He was lead developer and architect for PerfectPracticeMD (now Advanced MD) which was then acquired by ADP.

Ian Jenkins, Chief Science Officer

Ian Jenkins has been our Chief Science Officer since July, 2020. He was the President, Chief Executive Officer, Chief Financial Officer and Director of Frélii, Inc. from April 2017 to December 31, 2020. Mr. Jenkins has over 10 years of experience as a senior executive. Before Frélii, Inc., Mr. Jenkins served as CEO of CodeTech, a Phoenix-based Med tech company, whose technology was acquired by Hospital Corporation of America. Mr. Jenkins also served in key marketing and product development roles at Systemic Formulas, Inc. and Orn Industries.  A background in physiology, technology startups, and supplement product research and development gives Mr. Jenkins deep knowledge of engineering, producing, and marketing health technology and nutritional supplements. Mr. Jenkins earned an M.B.A. from Thunderbird School of Global Management, and a B.S. in Physiology from Utah State University.

V. Tyrone Lam

V. Tyrone Lam was appointed the Board of Advisors in May 2021, and as Chief Operating Officer in October 2021.  He was appointed as Chief Business Development Officer in August 2024. He co-founded First Americans Health and Wellness, in October 2017, serving Native American and First Nations tribal members who suffer from diabetes and metabolic disorders from October 2017 until present. He has been a board-certified coach at New Beliefs Coaching in San Diego since 2016, and has held various executive positions in the healthcare and entertainment/game television companies. Mr. Lam has a degree in political science and government from Virginia Polytechnic and State University.

Eric J. Mathur, Chief Innovation Officer

Eric J. Mathur has been a member of our Board of Advisors since July 2020 and was appointed Chief Innovation Officer in November, 2021. He has been Chief Science Officer of Diomics Corporation, a biotech company which is developing solutions to Alzheimers, Type I diabetes and Covid-19, since March 2020. Mr. Mathur was the director and President of AI Naturals from May 2022 until August 2024. He was Chief Science Officer of TLIT Holdings, which was engaged in cannabis molecular breeding programs, from July 2018 to February 2020. From May 2016 to May 2017, Mr. Mathur was a Strategic Advisor to Pegasus Capital Advisors in the health and wellness industry.  He was Chief Science Officer and Senior Vice President of Yulex Corporation, which was engaged in applying modern genomic tools to improve crop productivity and producing high performance hybrid Guayule parthenium planting materials for the production of sustainable biomaterials including allergy-free latex products, bio rubber, biomass and resin-based specialty chemicals, from April 2014 to January 2017. From 1985 to 2014 Mr. Mathur held similar positions with several biotech and genomic companies in San Diego County. He has a bachelor’s degree in biology with highest honors, as well as a bachelor’s degree in applied science in biochemistry and molecular biology from the University of California, Riverside and has published numerous scientific articles in genomics and related fields.

Dr. Waldemar Lernhardt

Dr. Lernhardt is the Chief Scientist for GATC West Virginia and also joined the Board of Advisors in June 2022. He has a long career in biomedical research and development. His skill set with pharmaceutical development and pre-clinical and clinical trials is extensive. He was Chief Science Officer at ReadiX GmbH from 2015 to 2020, a German medical device company developing spectroscopic methods for the improvement of prostate cancer patient stratification. He was President and CEO of Proveri, Inc.  from 2004 to 2016, which developed biomarker-based diagnostic assays for prostate cancer diagnosis and prognosis of disease outcome, and Chief Operations Officer of Artyx Pharmaceuticals, Inc., a San Diego company engaged in the clinical development of compounds for the treatment of osteoarthritis.

He was Vice President Product Development at Therapeutics, Inc from 2005 to 2008, Senior Vice President Operations at MAXIA Pharmaceuticals, Inc from 1997 to 2003, and from 1983 to 2004, was employed as a research scientist at various biomedical institutions., Dr. Lernhardt received a Ph.D in immunology and biology/chemistry from Heidelberg University, was a member of the Basel Institute for Immunology, and was a postdoctoral fellow in Molecular Biology at the University of California, Los Angeles from 1981 to 1983.

Board of Advisors (in order of appointment)

Dr. Lakey has served as a member of the Board of Advisors since February 2021 Dr. Lakey has had a long interest and research direction in cell and tissue transplantation with a focus on diabetes and islet transplantation.  Dr. Lakey received his medical degree from the University of Alberta and received post-doctoral training in Indianapolis and Seattle in before returning to establish his research program at the University of Alberta. Dr. Lakey has also been the Director of the Comprehensive Tissue Bank. Dr. Lakey served as the Chief Scientific Officer and President for MicroIslet Inc, a public diabetes biotechnology company focused on Islet Xenotransplantation from. Currently, Dr. Lakey is the Director of Research and Associate Professor of Surgery at the University of California, Irvine. Dr. Lakey recently accepted the position of Director of the Clinical Islet Program at the University of California Irvine. With Dr. James Shapiro, he developed the “Edmonton Protocol” for patients with Type 1 diabetes, a recognized major advancement in the treatment of diabetes. Dr. Lakey serves as the Chairman of the Board of Advisors.

Dr. David Kushner

Dr. David Kushner was appointed to the Board of Advisors in May, 2021.  For more than the past five years he has been a practicing radiologist in Iowa City, Iowa and received his medical degree from Case Western University.

Steven Lebedoff

Steven Lebedoff was appointed to the Board of Advisors in July 2021. In 1992 he founded and was the president of Benetrax. Aon Corporation acquired BeneTrax in 1996 and Steve remained on as President helping co-develop Aon Worksite Solutions, where he served as Strategic Director of National Accounts until 2007.  Mr. Lebedoff has participated on various advisory panels and industry practice councils with Aon Risk and Aon Consulting Leadership.  From 2008 to the present, he has served as an executive officer of PPN Health Access, including serving as Managing Director since April 2019. PPN Health Access was initiated as part of a HRSA grant to support patient/employee healthcare advocacy in Nevada. Mr. Lebedoff co-founded the Center for Sustainable Healthcare at the University of Nevada, Reno in 2009. He is a a Governor appointee to the Nevada Healthcare and Medical Services Sector Council

and is a Certified Employee Benefit Specialist through Wharton School, University of Pennsylvania and the International Foundation of Employee Benefit Plans. He has a degree in Health Sciences from the University of Nevada, Reno.

James Arellano

Mr, Arellano was appointed to the Board of Advisors in July 2021. Since 2008, until the present, James Arellano is the President and cofounder of PPN Health Access, a consulting firm focused on helping digital healthcare start-up companies with all aspects of the employer and health plan market business development cycle. PPN’s client base includes Extend Health, which secured over $68M in annual recurring revenue with key clients such as the State of Nevada, Alameda County of California, and Ingersoll Rand, and other clients which have then proceeded with IPO’s or acquisitions by major corporations. Prior to founding PPN Health Access, Mr. Arellano was the Western Region President and Vice President National Accounts for United Health Group, the Regional Manager for Blue Shield of California, and the National Accounts Sales Manager for Health Plan of America. Jim Arellano was President and founder of BP Insurance. BP Insurance was an employee benefit and risk management brokerage firm that he launched in 1987. BP Insurance generated over $42M in annual premiums and was acquired by Wells Fargo Insurance in 2000.

Wesley Kikuchi

Mr. Kikuchi was appointed to the Board of Advisors in July 2021. Wesley Kikuchi has been the principal of WIVIK Consulting LLC since 2018, with expertise in strategic sales, target marketing, business development, digital marketing, business development and operations. From 2017 to 2018, he was co-principal of Arena HQ, engaged in livestreaming esports tournaments. He was Director of Business Development and General Manager of The GRID News Network, a division of 3FM, Inc. from 2013 to 2017, Vice President of Sales and Marketing for Jovana, Inc., a manufacturer and retailer of fine jewelry from 2011 to 2013, and held executive marketing positions with several firms from 2005 to 2011. He has a bachelor’s degree in electrical engineering from San Jose State University.

Dr. Negar Motayagheni

Dr. Motayagheni was appointed to the Board of Advisors in August 2021. Dr. Motayagheni is an anesthesiologist and research scientist currently serving a fellowship in Regenerative Medicine at the University of California, Los Angeles. From 2016 to 2019, she served a fellowship at the Wake Forest Institute for Regenerative Medicine.  She was Assistant Project Scientist for Anesthesiology-Cardiology at UCLA from 2015 to 206, and a Research Associate in Anesthesiology from 2014 to 2015 at the State University of New York.  Dr. Motayagheni was licensed to practice medicine in Iran in 1998. During her tenure, Dr. Motayagheni has served on the editorial board or as a reviewer for major medical journals and has authored or co-authored dozens of scientific articles reporting her research activities.

Dr. Jack Lewin

Dr. Lewin was appointed to the Board of Advisors on September 1, 2021. Dr. Lewin has been the principal and founder of Lewin and Associates, LLC since January 2017.  Lewin and Associates is focused on launching health start-up companies, health care innovation, and health policy. Current projects include Klaritos, Webshield, Resilient Network Solutions, the FDA EASI project, and medical device cyber security. He has been Board Chair of the National Coalition on Health Care since 2010. From 2013 to January 2017, he was president and CEO of the Cardiovascular Research Foundation, focused on preclinical science, human clinical trials, and cutting-edge education in interventional cardiology. Dr Lewin was the principal and founder of Lewin Associates, a health policy and strategy consulting firm in Washington. It has focused on health reform, and in particular in assisting physicians, other clinicians, and health systems adapt to necessary new payment and delivery models and a changing marketplace moving towards a more sustainable and high performing health care system. Lewin Associates has helped launch “Clinically Home” (an acute care at home) start-up company.  From 2006 to 2012 she served in various CEO roles, including the following: (i) CEO of the American College of Cardiology, (ii) CEO of the California Medical Association from 1995 to 2006, and (iii) the CEO of MEDePASS, a start-up company in medical digital security and privacy and authentication for physicians, clinicians, and patients from 1997 to 2006.  Dr. Lewin was the State Director of Health for Hawaii from 1986 to 1995 and a practicing physician from 1979 to 1986.  Dr. Lewin received his Doctor of Medicine at the Keck School of Medicine at USC, and a BA in biological sciences from the University of California, Irvine.

Dr. Stanley Lewis

Dr. Lewis was appointed to the Board of Advisors in September, 2021. He founded Eselle Health, Inc, in January 2021 and is its Chief Executive Officer. From October 2018 to November 2020, he was the Chief Medical Officer of Ansun Biopharma, Inc., and was Chief Medical Officer of Diabetes Relief from March 2016 to November 2019, Vice President and Chief Medical Officer of TaiMed Biologics, Inc. from December 2007 to August 2018, Chief Medical Officer at the St. Hope Foundation from March 2002 to October 2015, Medical Director at Genentech, Inc and Tanox from 2007 to 2008, Director of  Drug Development at Tanox, Inc. from 2004 to 2007, and Assistant Professor of Medicine at the University of Texas Medical School at Houston. He received his medical degree from Texas Medical School at Houston in 1994, and holds a master’s degree in Health Services Administration from the University of Texas Health Science Center at Houston.

Darius Naigamwalla

Darius Naigamwalla was appointed to the Board of Advisors in September, 2021.  He has been the Chief Commercial Officer of Two Labs, providing strategic consulting to biopharma, healthcare technology and medical device companies since November 2020. Mr. Naigamwalla was a partner at Ceek Enterprises, a management consulting firm focused on biopharma and healthcare, from September 2015 to February 2020 when it was acquired by Two Labs. He was the General Manager of Strategic Consulting at that company from February 2020 to November 2020.  He has been a Board Member at Ceek Women’s Health since January 2018 and a Board Member at Beacon Discovery, Inc. since December 2016. Mr. Naigamwalla received an MBA from the University of Victoria, a Master’s degree in biochemistry and molecular biology from Western University, and a Bachelor of Science degree in biochemistry and molecular biology from McMaster University.

Dr. Chitra Bhakta

Dr. Bhakta was appointed to the Board of Advisors in August 2021. Dr. Bhakta has been a physician at OC Integrative Medical Center in Orange County, California since 2007. She received her medical and surgical degrees from Osmania University.

Lieutenant Colonel (Retired) Wade Jost

LTC (Ret.) Wade Jost, appointed to the Board of Advisors in October 2021, is recognized as a leader for the introduction of rapid acquisition and operational energy organizational structure efforts that has since been emulated by numerous Federal Agencies. He founded and operated two successful Service-Disabled Veteran Owned Small Businesses (SDVOSB) supporting various Federal agencies. He was instrumental in the early development of both the Army’s Rapid Equipping Force’s (REF) acquisition of war time requirements, as well as the Office of the Secretary of Defense’s (OSD) Joint IED Defeat Organization (JIEDDO) technology evaluation and integration efforts simultaneously, a combined effort of over 100 personnel with an annual operating budget in excess of $1B. LTC (R). Jost engaged at highest executive levels in Federal Government to enable inter-agency collaboration in planning, coordinating, and employing of counter-improvised explosive devices (C-IED) products, tactics, techniques, and procedures and help develop the Rapid Acquisition Resourcing Strategy used by Army, OSD, and Congress to defend in the Government War On Terror (GWOT) efforts.

Dr. Chad Beyer

Dr Chad Beyer was appointed to the Board of Advisors in January 2022. He has nearly 25 years of experience in the discovery, research, and clinical development of disease-modifying medications.  Currently, Dr. Beyer is Senior Vice President of Research and Development at Promentis Pharmaceuticals.  Prior to heading up the R&D group at Promentis, Dr. Beyer was the SVP of R&D at Ariel Pharmaceuticals and Head of Neurochemistry at Wyeth Pharmaceuticals.

Dr. Seema Gupta

Dr. Seema Gupta was appointed to the Board of Advisors in May 2022. Dr. Gupta is a primary care physician with the Veterans Administration and has specific expertise in Internal Medicine, Preventive Medicine, Public Health, Global Health and Women/LGBT Health. She is also a Clinical Associate Professor in the Department of Family Medicine at Joan C. Edwards School of Medicine, Marshall University in West Virginia. Additionally, she serves on the Editorial Board of Internal Medicine Alerts, a leading scientific publication supporting evidence-based decision-making for medical providers.

Mark Palaima

Mr. Palaima joined the Board of Advisors in March 2022. He is the co-founder of @BarrelRM, providing unique technologies for the liquor industry, as well as Founder and interim CTO for Wobblezz, an Ismintis sourced startup which provides sensor products for sports and healthcare. He founded Ismistis Systems in 2015, engaged in technology IP development and licensing, startup formation, bootstrapping and acceleration. From 2011 to 2013 he was the Chief Scientist and cofounder of Inkiru, a predictive analytics company which was acquired by Walmart Labs. From 2001 to 2011, he was an engineer at eBay, Inc., including four years as Chief Architect.  Prior to his tenure at eBay, Mr. Palaima worked for 24 years in the engineering field for his own enterprises and other companies such as Sybase Software, Wang Laboratories and the Wentworth Institute of Technologies.

Sharyar Oveissi

Shahryar Oveissi joined our Board of Advisors in April 2022. He is currently Co-Founder & Chief Carbon Officer of Argali Carbon Corporation a Benefit Corporation focused on carbon offset development and Private Equity investments. Shahryar was previously the Managing Partner & Head of Diomics Diabetes Platform. Diomics is a biotech company based in San Diego, that develops gap technologies for markets where we can make a humanitarian difference based on immediate market access. Prior to Diomics, Shahryar was a Partner of Rose Capital, a leading legal cannabis private equity fund. Shahryar's focus was on driving value creation initiatives throughout the portfolio companies. He also helped lead Investor Relations and Fundraising on behalf of Rose Capital, sourced deals, and developed new strategic initiatives.

Previous to joining Rose Capital, Shahryar spent eight years as an Operating Partner of Pegasus Capital Advisors, a U.S. Middle Market private equity firm that managed $1.8 billion in assets with a focus on sustainability and health/wellness. Shahryar has served on the boards of Six Senses Hotels Resorts & Spas, GYRO HSR and ZeroBase Energy.

Before that, Shahryar Oveissi was co-founder and managing partner of OC Global Partners, LLC, an advisory firm specializing in business transactions in the Middle East and East Asia. Mr. Oveissi brings with him an extensive network of contacts and relationships in the Middle East, Europe & United States.

Prior to Founding OC Global Partners, LLC, Mr. Oveissi was an associate of Bear Stearns as a top financial advisor in a special high net worth wealth management division. As a result of his experience in Bear Stearns, he brings a solid background to negotiate and structure financial transactions.

Prior to Bear Stearns, Mr. Oveissi worked directly with the Chairman of Brant-Allen Industries, currently the second largest newsprint manufacturer in the United States. Mr. Oveissi was the Director of Newsprint Trading, handling the majority of Newsprint Trading for Brant-Allen Industries. Mr. Oveissi's strong international background and relationships have allowed for the ability to assist and advise U.S and Multi-National Corporations to gain entrance into the Middle Eastern Market as well as the Chinese Market. Mr. Oveissi graduated from New York University Stern School of Business with a degree in International Business and Information Systems. In addition, Mr. Oveissi is very active in working with charities focusing on the plight of women and children in the third world countries.

Richard Schultze

Richard Schultze was appointed to the Board of Advisors in June 2022. Mr. Schultze has been Chief Executive Officer of the Arco Design Build Companies since 1992. Headquartered in Atlanta, Georgia, ARCO designs and constructs warehouses and other commercial buildings throughout the United States.

Josh Collins

Josh Collins was appointed to the Board of Advisors in July 2022. As the Chief Technology Officer and co-founder of Intelligent Materials Solutions, Inc. in 2010, Intelligent Materials Solutions develops authentication/identification technologies and specialty applications that leverage Intelligent Material®, its precision-engineered crystals, to meet challenging customer needs. He has over 10 years’ experience in rare earth crystallography and design of various micro- and nanocrystalline structures. Mr. Collins has a diverse background and expertise ranging from Medical Physics, Genetics, and Physical Chemistry, and mentored under Prof. Chris Murray at University of Pennsylvania where the core composition of matter IP was generated.

Howard Bell

Howard Bell was appointed to the Board of Advisors in July 2022. He has been the President and co-founder of Intelligent Materials Solutions, Inc. since 2010.  Intelligent Materials Solutions develops authentication/identification technologies and specialty applications that leverage Intelligent Material®, its precision-engineered crystals, to meet challenging customer needs. Mr. Bell has over 25 years of experience in rare earth manufacturing and commercialization. He has successfully implemented numerous commercial and government contracts for the security and authentication industry.

John F. O’Reilly

John F. O'Reilly was appointed to the Board of Directors in August, 2022. Mr. O’Reilly practices law in Las Vegas, Nevada, specializing in business, personal injury, property and gaming matters. He served as a Captain, legal officer, military judge and Chief of Civil Law and contracts officer in the United States Air Force, and is received an MBA, cum laude, from the University of Nevada Las Vegas, a Juris Doctor degree, cum laude, from St. Louis University School of Law where he also received a B.S.C. while serving in the Air Force.

Dr. Jayson Hymes

Dr. Jayson Hymes was appointed to the Board of Advisors in August 2022. Dr. Hymes is an internationally known and respected clinician, researcher and speaker in the fields of addiction, pain management and anesthesiology, with over 30 years' experience. He was an advisor to the Executive Office of the President of the United States (Office of National Drug Control Policy), the Medical Board of California, the California Narcotics Officers Association, and the Los Angeles Field Division of the Drug Enforcement Administration. He is a graduate of the University of Louisville Medical School and the Harvard School of Public Health. He completed his post graduate training at the Harvard Medical Associated Hospitals and the Peter Bent Brigham Hospital. He is a diplomat of the American Board of Anesthesiology with further qualifications in Pain Management, the American Board of Pain Medicine and the American Society of Addiction Medicine. Dr. Hymes is also a Fellow of the American College of Pain Medicine, a Qualified Medical Evaluator and a Medical Review Officer (Stage I).

Dr. Hymes was an Assistant Professor at Emory University Medical School in Atlanta, Georgia, then the co-director of the Pain Center at Cedars Sinai Medical Center in Los Angeles. He has practiced only in Pain Medicine and Addiction Medicine for over 17 years. He is a member of the American Pain Society, the International Association for the Study of Pain, the American Society of Addiction Medicine, the International Neuromodulation Society and the American Academy of Pain Medicine.

Dr. Ir. P. L.A.M. (Paul) Corstjens, Ph.D

Dr. Corstjens was appointed to the Board of Advisors in July, 2022 and he is an Associate Professor at the Leiden University. Dr. Corstjens is currently focusing his research efforts on high-sensitivity diagnostics tools for infectious diseases, including the use of up-converting phosphor (UCP) technology. He studied molecular sciences at Wageningen University, and received his PhD at the Faculty of Science at University Leiden, department of biochemistry investigating the molecular processes of bacterial mineralization. Dr. Corstjens has studied molecular interactions in algal biomineralization (fixation of CO2) and the interaction with global warming; this study was initiated at Leiden University and continued at the University of California Los Angeles. He initiated the NPD research group at Leiden’s molecular cell biology department, collaborating with US partners focusing on HIV in saliva; in 2009.  Utilizing lateral flow (LF) in combination with the innovative high sensitivity UCP reporter technology we have successfully explored various applications resulting in large collaborations and international networks. Our research is funded by NIH and BMGF (United States), EDCTP and COST (European Union) and Ministry of Economic Affairs (the Netherlands).  Dr. Corstjens has accepted an adjunct position at New York University.

Dr. Frank L. Greenway was appointed to the Board of Advisors in September 2022.  He is a Professor and the Chief Medical Officer of the Pennington Biological Research Center at Louisiana State University. Dr. Greenway received a B.A. in biology from Stanford University, an M.D. from UCLA and practiced Internal Medicine, Endocrinology/Metabolism at the Harbor/UCLA Medical Center from 1970 to 1975. Dr. Greenway's area of interest is developing obesity treatments including diets, herbal supplements, medical foods, devices, obesity surgery and obesity drug development. His laboratory uses human fat cells in culture to discover food components with pharmacological properties for using food as medicine. He directs the outpatient research clinic and the clinical trials unit at Louisiana State University.

Tomas Philipson

Tomas J. Philipson is an economist who served as the Acting Chairman of the Council of Economic Advisers in the Trump administration. He departed from the position and the Council at the end of June, 2020, to return to the University of Chicago. He holds the Daniel Levin Chair in Public Policy at the University of Chicago, with posts in the Harris School of Public Policy Studies, Department of Economics, and the Law School. He was a Director of the Becker Friedman Institute at the university. Mr. Philipson received an undergraduate degree in mathematics from Uppsala University, and a Masters’ degree in Economics from Wharton followed by a Ph.D in Economics from the University of Pennsylvania where he won the William Carey Prize for Outstanding Dissertation in 1990. After receiving his PhD, he joined the University of Chicago as a postdoctoral fellow and thereafter joined the faculty. He has been a visiting faculty member at Yale University and a visiting fellow at The World Bank. Philipson served in the George W. Bush administration as the senior economic advisor to the Commissioner of Food and Drugs (the head of the Food and Drug Administration), and subsequently as the senior economic advisor to the head of the Centers for Medicare and Medicaid Services.

Philipson is a co-founder of Precision Health Economics, a healthcare consulting firm that was headquartered in Los Angeles. It was sold in 2015.

Philipson is a founding editor of the journal Forums for Health Economics & Policy of Bepress, and has been on the editorial board of the journal Health Economics and The European Journal of Health Economics. His research has been published widely in journals such as The American Economic Review, Journal of Political Economy, Quarterly Journal of Economics, Journal of Economic Theory, Journal of Health Economics, Health Affairs, and Econometrica.

Philipson has twice received the Kenneth Arrow Award of the International Health Economics Association (for best paper in the field of health economics). In addition, he was awarded the Garfield Award by Research America, the Prêmio Haralambos Simeonidisand from the Brazilian Economic Association, and the Distinguished Economic Research Award from the Milken Institute.

Dr. Richard A. Schatz

Dr. Schatz was appointed to the Board of Advisors in November 2022. Dr. Schatz is research director of cardiovascular interventions at the Scripps Heart, Lung and Vascular Center in San Diego, and director of gene and stem cell therapy. He is a recognized international expert in interventional cardiology and has published and lectured extensively. In 1988, Dr. Schatz and fellow Russ Prize recipient Julio Palmaz, MD, received approval from the US Food and Drug Administration for the first study of stents in human coronary circulation. In 1994, the FDA approved the Palmaz-Schatz stent as the first such device to reduce restenosis, which is the arterial narrowing that can occur after a balloon angioplasty.

Schatz attended the State University of New York at Buffalo and earned his MD from Duke Medical School. He was honored with both the distinguished alumnus award and the Lifetime Scholar Award by Duke University Medical Center, where his honors included the Davison Scholarship Award and Lange Medical Publication Award. He also studied at the Thorax center in Rotterdam and at Oxford University. He served his internship and residency at Letterman Army Medical Center in San Francisco, followed by a fellowship at Brooke Army Medical Center at Fort Sam Houston. There, he was director of the Cardiovascular Technologist School, Cardiology Clinic, Coronary Angioplasty, and Cardiac Catheterization Labs before becoming assistant chief and then acting chief of cardiology. He is a fellow in the American College of Cardiology and a distinguished fellow of the Hong Kong Cardiology Society, and was inducted into the National Academy of Inventors and won the prestigious Russ Prize for Bioengineering for 2019, considered the American Nobel Prize, presented by the National Academy of Engineering and Ohio University, for his seminal role in the development of heart stents, which spurred a revolution in the treatment of coronary artery disease.

Herbert Wayne Boyer

Herbert Wayne Boyer was appointed to the Board of Advisors in February 2023.  He founded Genentech in 1976, Genentech developed the first synthetic insulin and then a synthetic growth hormone. He received his bachelor's degree in biology and chemistry from Saint Vincent College in Latrobe, Pennsylvania and his PhD at the University of Pittsburgh in 1963. After three years in postdoctoral work at Yale University, Mr. Boyer became an assistant professor at the University of California, San Francisco and a professor of biochemistry from 1976 to 1991, where he discovered that genes from bacteria could be combined with genes from eukaryotes. He retired as Vice-President of Genentech in 1991.

Dr. Stephen Lyod

Dr. Lyod was appointed to the Board of Advisors in April 2023.  He specializes in recovery from opioid addiction, and since 2018 has been the Chief Medical Officer of Cedar Recovery in middle Tennessee. Cedar Recovery also provides telemedical medication-assisted treatment as well. Since May 2018, he has been the National Medical Director with JourneyPure, a national provider of addiction treatment and mental health services. Dr. Lyod is a member of the Tennessee Board of Medical Examiners, and hosts the Seventyx7 podcast with his son and the staff of Cedar Recovery. From 2016 to 2018, he served as Medical Director and Assistance Commissioner for Substance Abuse Services with the Tennessee Department of Mental Health and Substance Abuse Services. After recovering from his own opioid addiction as an internist, he became program director for the Internal Medicine residency program at Quillen College of Medicine at East Tennessee State University, then joined the Mountain Home Veterans Administration Medical Center in Johnson City, as its Chief of Staff for Education supervising the residency training program, and becoming Chief of Medicine.  Dr. Lyod received his medical degree in 1999 from East Tennessee State University and a bachelor’s degree in biological and biomedical sciences from the University of Tennessee, Knoxville.

Dr. Christie Fowler

Dr. Fowler was appointed to the Board of Advisors in January 2024. She is a Professor and Chancellor’s Fellow, Neurobiology and Behavior at the University of California, Irvine. Dr. Fowler heads the Fowler Lab for the Neurobiology of Addiction at UCI. She received a Bachelor of Arts at Baldwin-Wallace College and an MA and PhD., the latter in Neuroscience, at Florida State University. From 2008 to 2014, she was a Postdoctoral Research Fellow/Staff Scientist, Laboratory of Dr. Paul Kenny, Molecular Therapeutics, The Scripps Research Institute, Jupiter, Florida, and from 2004 to 2005 she was a Postdoctoral Research Fellow, Laboratory of Dr. Bruce Trapp, Lerner Research Institute, Cleveland Clinic Foundation, Cleveland, Ohio. Dr. Fowler has been the Associate Editor of the Journal of Neuroscience since 2015 and a member of the Editorial Board at Neuropsychopharmacology since 2018, and is the author of a number of peer reviewed articles in neurobiology.

Neil Sahota

Neil Sahota was appointed to the Board of Advisors in February 2024. Neil Sahota is the Chief AI Officer for Immuns, United Nations (UN) AI Advisor, author of the best selling book, Own the A.I. Revolution, and IBM Master Inventor. Over his 20+ year career, Neil has worked with enterprises on business strategies to create next generation products/solutions powered by emerging technology as well as helping organizations create the culture, community, and ecosystem needed to achieve success such as the UN’s AI for Good initiative. Neil also actively pursues social good and volunteers with nonprofits. He is currently helping the Zero Abuse Project prevent child sexual abuse as well as Planet Home to engage youth culture in sustainability initiatives. He is a member of the Tech Coast Angels and The Cove Fund Investment committee and assists startups with investor funding. Neil also serves as a judge in the Butterworth Product Competition, mentor in the K5 Launch accelerator program, and coach for various start up competitions. In addition to his professional work, Neil has taught part-time for the past eight years at UC Irvine, UC San Diego, UCLA, Oregon State University, international programs, corporate education, and K-12. He has help create Master’s degree programs in Innovation and Entrepreneurship as well as Business Analytics. He has created certificate programs in AI, Business Analysis, Predicative Analytics, and Project Management. In addition, he has created over thirty courses over all education levels.

Code of Ethics

We adopted a Code of Ethics and an Insider Trading Policy in December 2021. These policies apply to all of our officers, directors, and employees.

Board Composition; Committees of the Board

The Board of Directors is comprised of four members.  One of those members, Jeff Moses, is also an officer.  The Board of Directors has not established a formal audit committee or compensation committee. All three members of the Board of Directors are involved in all compensation decisions. All of our officers, including the above-named executive officers, are owners of the Company’s equity securities or hold options to purchase the same, and have all agreed to receive nominal cash compensation for their services until such time as we are able to pay them compensation at market rates.

The Board of Directors intends to recruit two highly-qualified individuals, preferably with public company experience, to fill the chief executive and chief financial officer positions.  It is likely that the Board of Directors will also add two additional independent directors to its board.

Director Independence

We currently have one independent director, as such term is defined in NASDAQ Rule 5605.

Executive Compensation

For the fiscal year ended December 31, 2022 we compensated our three highest paid directors and officers as follows. Option grants to these individuals are disclosed:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation (shares)	Total compensation ($)
Preetaman Wadhwa	Chief Marketing Officer	$120,000	$187,500	$120,000
V.Tyrone Lam	Chief Operating Officer	$111,855	—	$111,855
Michael Manahan	Chief Financial Officer	$55,590	$8,659	$124,090

Directors receive $2,000 per quarterly or other in-person Board meeting, and Dr. Yu also receives a consulting fee of $5,500 per month and also was granted options to purchase 400,000 shares of Common Stock at an exercise price of $1.875 per share in February 2023. Each of Messrs. Moses and Locke also received 300,000 and 200,000, respectively, options to purchase shares of Common Stock at an exercise price of $2.00 per share in calendar 2023.  As required by California law, all employees have the right to designate a portion of their salary to a 401(k) plan.

Consulting Agreements with Executive Officers

On August 24, 2020 we entered into an at-will consulting agreement with John Stroh.  The consulting agreement requires us to pay Mr. Stroh $3,000 per month, increasing to $10,000 per month at such time as this offering raises at least $1 million. This Consulting Agreement was amended in October 2021 to reduce the amount owed to Mr. Stroh for unpaid and accrued amounts and to provide for a monthly payment of $5,000.

On August 24, 2020 we entered into an at-will consulting agreement with Jeff Moses.  The consulting agreement requires us to pay Mr. Moses $3,000 per month. This amount has been increased to $5,500 per month.

On August 24, 2020 we entered into an at-will consulting agreement with Dennis Locke.  The consulting agreement requires us to pay Mr. Locke $3,000 per month, however, payment of all of Mr. Locke’s consulting fees was deferred until October 2021. Mr. Locke ceased to be an officer in November 2021.

In November 2021, Michael Manahan became our Chief Financial Officer for compensation of $8,000 per month, payable half in cash and half in stock options valued at $2.50 per share. Mr. Manahan’s compensation was increased in May 2022 to $13,500 per month, payable $6,000 in cash and the remainder in stock options at $2.50 per share. In 2022, the stock options were valued at $8,659.

On April 1, 2020, we entered into a consulting agreement with Gerry Martin, then a director.  Gerry Martin is a licensed real estate and business broker.  Pursuant to this agreement he will be paid $1,200 per month, and receive a success free of 3% on the value of any closed acquisition transactions originated by him.

On August 1, 2021, we entered into an at-will consulting agreement with V. Tyrone Lam, pursuant to which Mr. Lam will serve as the Company’s Chief Operating Officer for compensation of $4,000 per month plus options to purchase 100,000 shares of Common Stock for $1.875 per share. His compensation was increased during 2022 to $8,000 per month, and in 2023 to $10,000 per month. Mr. Lam is also provided with the use of a company car.

Ian Jenkins receives $11,250 per month plus approximately $1,000 in fringe benefits. Jayson Uffens received 12,917 per month plus a meal and travel allowance of $1,000 per month. Mr. Uffens owns IrisMind, LLC, which provides IT support and hosting services from unaffiliated third parties at cost plus a small administrative fee.

Consultants Fees and Options

We employ consultants, including members of our Board of Advisors, from time to time, in connection with scientific research, business development and managerial duties, compensating them with cash, shares, options or a combination of cash and options. We have also issued options as finders fees, or in connection with investments in our private securities offerings as negotiated by the purchaser. The following table summarizes the options and warrants, to each individual officer or director, or according to the relevant category. When an individual has moved to a different role, for example, a member of the Board of Advisors becomes a full time employee, his or her options are classified in the current position. The following information is presented as of August 31, 2024.

Officers and Directors:	Options	Latest Expiration
Jeff Moses, President and Director	900,000	3/31/29
V. Tyrone Lam, COO	2,340,000	3/31/29
Michael Manahan, CFO	172,000	3/31/29
Ian Jenkins, CSO	4,400,000	3/31/29
Jayson Uffens, CTO	4,400,000	3/31/29
Chad Penry, VP Business Dev.	1,000,000	3/31/29
Dennis Locke, Director	400,000	3/31/29
Dr. Lin Yu, Director	450,000	3/31/29
Phillip Trad, Director	400,000	3/31/29
Total executive officers and directors(1)	14,462,000

(1)Does not include options to purchase 1,050,000 shares issued to former officers.

Options to others:	Options	Weighted average exercise price	Latest Expiration
Scientific Board of Advisors and Scientific Consulting	11,275,000	3.14	3/31/29
Business Board of Advisors and Business Consulting	21,708,000	3.14	3/31/29
Manhattan Street Capital, warrants for Reg A Platform fee	72,610	1.67	10/27/32
Options issued in connection with securities purchases	813,334	1.91	8/11/25
Options issued for finders fees	4,110,000	2.52	8/31/26
Options to non-officer employees and staff	6,994,238	2.74	3/31/29
Options to Hypereon, LLC for tech services(1)	213,600	2.50	10/12/25
Akon Lighting (2)	1,235,634	2.00	12/31/27

_______________________

(1) On October 12, 2021, a Memorandum of Understanding was entered into between the Company, Hypereron Labs and Evolutionary Analytics, LLC, a major shareholder of the Company, providing for the provision of AI technical services over a period of 12 months in exchange for the payment of $30,000 per month in cash (of which $15,000 is payable to Evolutionary Analytics) and $44,500 of our Common Stock at a price of $3.75 per share per month, or a total of 142,400 shares over the term of the agreement. This agreement was renewed for one year in October 2022, providing for the options set forth in the above table, but was not renewed in October 2023.

(2) Akon Lighting has entered into a Service Agreement under which it will supply genomic data for one million discrete individuals in exchange for this number of options. The options vest upon delivery of the genomic data on a pro rata basis.

In July 2022, we agreed to pay a member of our Board of Advisors a royalty of 2% on the gross revenues from our contract with Igentify. Igentify is to provide genomic data for analysis. To date, no revenues have been generated from that contract.

Equity Incentive Plans

On March 31, 2021, the Board of Directors proposed the adoption of the 2021 Equity Incentive Plan (the “Plan”) under which options, including incentive stock options, restricted stock, or restricted stock units may be issued to employees, directors, officers or consultants. The Plan was approved by shareholders at the Annual Meeting held on June 7, 2021.

A total of 8,000,000 shares of Common Stock have been reserved under the Plan. In August 2021, the Company issued 3,200,000 options to purchase shares of Common Stock at $1.875 per share under the Plan to its technical and scientific staff, including 600,000 options to each of Ian Jenkins and Jayson Uffens. We issued an additional 2,180,000 options under the Plan in February 2023 to officers and employees included in the above table.

The Board of Directors approved the 2024 Equity Incentive Plan (the 2024 Plan) in February 2024. A total of 20,000,000 shares are reserved under the 2024 Plan, under which 18,050,000 options were issued on March 31, 2024, including 600,000 options to each of Ty Lam and Jeff Moses, 200,000 options to Dennis Locke, 50,000 options to Dr. Lin Yu, 400,000 options to Phillip Trad, and 2,000,000 options to each of Jayson Uffens and Ian Jenkins, all set forth in the above table. We intend to present the 2024 Plan to our shareholders for approval at the next annual meeting.

Item 4.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table displays the voting securities beneficially owned by (1) any individual director or executive officer, (2) all executive officers and directors as a group and (3) any other holder who beneficially owns more than 5% of our common stock as of March 31, 2024.

Title of class	Name and position, if any	Amount of beneficial ownership(1)	Amount of beneficial ownership acquirable	Footnote	Percent of class(2)	Percent of voting power (3)
Common Stock	John Stroh, CEO	100,000	0	(4)	0.1%	0.1%
Common Stock	Jeff Moses, President and Director	2,409,614	900,000	(5)	3.5%	2.7%
Common Stock	Michael Manahan, CFO	9,600	113,000	(6)	0.1%	0.0%
Common Stock	Jayson Uffens, Chief Technology Officer	6,658,420	4,400,000	(7)	11.3%	20.9%
Common Stock	Ian Jenkins, Chief Science Officer	6,658,420	4,400,000	(8)	11.3%	20.9%
Common Stock	Ty Lam, COO	66,654	2,340,000	(9)	2.5%	0.7%
Common Stock	Dennis Locke, Director	2,363,566	400,000	(10)	2.9%	2.6%
Common Stock	Lin Yu, Director	0	450,000	(11)	0.5%	0.1%
Common Stock	Phillip Trad, Director	0	400,000	(11)	0.5%	0.1%
Common Stock	All executive officers and directors as a group (9 persons)	18,266,274	13,003,000		29.3%	47.0%
Common Stock	Sakura Tran(4)	5,638,667	7,300,000	(12)	19.4%	15.1%
Common Stock	Gerry Martin(5)	6,858,977	4,000,000	(13)	15.3%	13.3%

(1) All information is as of March 31, 2024 and is based on 69,221,588 outstanding shares of Common Stock and 631,048.9 shares of Series A Convertible Preferred Stock (each share of which is convertible into 40 shares of Common Stock but has 400 votes per share).

(2) The column “Percent of Class” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire and also gives effect to the conversion of the Series A Convertible Preferred Stock. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100%. For holders of Series A Convertible Preferred Stock, the number of effective votes per share has been adjusted pursuant to an October 23, 2023 Voting Trust Agreement.

(3) The column “Percent of Voting Power” includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire and also gives effect to the voting power of the Series A Convertible Preferred Stock. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100%.

(4) Includes 100,000 shares of Common Stock issuable upon conversion of 2,500 shares of Series A Convertible Preferred Stock owned by this individual.

(5) Includes 409,614 shares of common stock, options to purchase 900,000 shares of Common Stock at prices ranging from $2.00 to $5.00 per share, as well as 2,000,000 shares of Common Stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock.

(6) Includes 9,600 shares of common stock and options to purchase 113,000 shares of common stock at $2 to $2.50 per share. All shares and options are held through Mr. Manahan's private corporation. Includes options to purchase 63,000 shares at a price of $2.50 per share. 3,000 additional options accrue each calendar month of service.

(7) Includes 6,654,420 shares of common stock, options to purchase 4,400,000 shares of common stock at prices ranging from $0.9375 to $5.00 per share; 400 shares of Common Stock upon conversion of 100 share of Series A Convertible Preferred Stock; and the effect of a Voting Trust Agreement between the holders of all Series A Convertible Preferred Stock, giving this individual the right to direct the voting of 150,000 shares of that class.

(8) Includes 6,654,420 shares of common stock, options to purchase 4,400,000 shares of common stock at prices ranging from $0.9375 to $5.00 per share; 400 shares of Common Stock upon conversion of 100 shares of Series A Convertible Preferred Stock; and the effect of a Voting Trust Agreement between the holders of all Series A Convertible Preferred Stock, giving this individual the right to direct the voting of 150,000 shares of that class.

(9) Includes 66,654 shares of common stock and options to purchase an aggregate of 2,340,000 shares of Common Stock at prices ranging from $0.4675 to $5.00 per share, some of which options and shares are held by a family trust.

(10) Includes 363,566 shares of common stock, options to purchase 400,000 shares of common stock at $2.00 to $5.00 per share as well as 2,000,000 shares of common stock issuable upon conversion of 50,000 shares of Series A Convertible Preferred Stock.

(11) Includes options to purchase 400,000 shares of Common Stock at $5.00 per share issued to Mr. Trad and options to purchase 400,000 at $1.875 and 50,000 shares at $5 per share by Dr. Yu.

(12) Sakura Tran beneficially owns these shares, including 1,366,932 shares of common stock and 10,869,334 shares issuable upon conversion of 271,733.35 shares of Series A Convertible Preferred Stock, through Evolutionary Analytics, LLC a limited liability company of which she is the manager, as well as options to purchase 7,300,000 shares of Common Stock at prices of $2.00 to $5.00 per share.

(13) Includes 1,550,029 shares of common stock held directly by Mr. Martin, 655,120 shares of common stock owned by an LLC of which Mr. Martin is manager and 1,766,932 shares of common stock owned by a trust of which Mr. Martin is trustee; options to purchase 4,000,000 shares of Common Stock at $5.00 per share held by the trust, as well as 256,615.55 shares of Series A Convertible Preferred Stock through the trust, convertible into 10,264,622 shares of Common Stock.

Item 5.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Related Party Transaction Policy

Our Board of Directors recognizes that certain transactions present a heightened risk of conflicts of interest or the perception thereof. The Board of Directors has adopted a policy to ensure that all transactions between the Company and any officer or director for amounts in the aggregate over $5,000 in any single transaction or $30,000 annually, shall be subject to approval of the Board of Directors.

Relationship between the Company and AI Naturals

Certain aspects of MAT were developed by an unaffiliated company, Frélii Inc. and assigned to AI Naturals on July 7, 2019. On July 24, 2020, AI Naturals transferred these intellectual property rights to us in exchange for 2,000,000 shares of our Common Stock. We have relicensed MAT to AI Naturals with respect to its use for CBD-related therapies, in exchange for a license fee equal to 80% of AI Naturals’ gross revenues. This license fee was reduced in February 2023 to 15%. We loaned $8,000 to AI Naturals in 2020 and an additional $107,000 in the nine months ended September 30, 2021. GATC Rx, our subsidiary, loaned $72,000 to AI Naturals during June to October 2020. As of December 31, 2020, and September 30, 2021, AI Naturals owes us and GATC Rx a total of $79,800 and $186,800, respectively. The loans bore no interest and were payable on demand. The loans were forgiven in connection with the February 2023 reduction in the license fee. AI Naturals currently owns 800,000 shares of our common stock. All intercompany transactions between us and the above entities have been eliminated in the accompanying consolidated financial statements.

Relationship between Us and GATC DB Care Corp

We and GATC DB Care Corp had the same President, Chief Financial Officer, Science and Technology officers, and two of the three directors. On March 23, 2021, we licensed MAT to GATC DB Care Corp, in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. On April 14, 2021, we loaned $100 to GATC DB Care Corp to enable that company to open a bank account. In April 2022, we reacquired the license from GATC DB in exchange for 7,362,506 shares of our common stock.

Relationship between Us and ONIT Sciences, Inc.

Two of our three directors are also directors of ONIT Sciences, Inc. (“ONIT”), including ONIT’s Chief Executive Officer. The President and Chief Marketing Officer of ONIT is our President. Until August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis from ONIT. We paid ONIT $10,500 per month to sublease the office space. We also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants.

Relationship between Us and Frélii, Inc.

The foundations of MAT were developed by an unaffiliated company, Frélii, Inc. (“Frélii”).  On July 24, 2020, Frélii transferred the patent rights for MAT to us pursuant to an assignment agreement.  Under this agreement, we are required to pay Frélii a 3% royalty on net sales. Our Chief Technology Officer is the former chief executive officer of Frélii and owns 16% of Frélii’s common stock.

Other Relationships

We have entered into a consulting agreement effective April 1, 2021, with a shareholder and former director, Gerry Martin, pursuant to which Mr. Martin will seek candidates for strategic equity partners, acquisitions, joint ventures or executive recruiting, and business development. Mr. Martin will be paid $1,200 per month in cash as well as a 3% success fee on any transaction originated by him. He is a licensed California real estate broker and as such is licensed to receive commissions on business acquisitions.

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 19.4% of our Common Stock, is a party to a consulting agreement pursuant to which it is entitled to $15,000 per month commencing on September 1, 2020. Of that amount, $10,000 per month was accrued and had been deferred until such time as we had raised at least $2 million in debt or equity financing. The consulting agreement is at will. We also pay Evolutionary Analytics $15,000 per month since October 2021 (increased to $18,000 per month in June 2023) in connection with the AI services agreement with Hypereon, Inc. Evolutionary Analytics, LLC was granted options to purchase 3,600,000 five-year options at $2.00 per share in February 2023 and 3,700,000 five-year options at $5.00 in March 2024. The Hypereon agreement expired in October 2023.

In the year ended December 31, 2023, Phillip Trad, a director commencing in March 2024, was paid $175,000 in calendar 2023 for legal services and for cost reimbursements.

On June 4, 2021, our shareholders approved an amendment to the Articles of Incorporation authorizing us to issue Series A Convertible Preferred Stock. This security is convertible into forty shares of Common Stock but entitles the holder to 400 votes per share. All shareholders were given the opportunity to convert their common shares into Series A Convertible Preferred Stock. Together with a non-executive shareholder holding 3,000,000 shares of Common Stock who converted into 600,000 shares of Series A Convertible Preferred Stock, executives Stroh, Moses and Locke, and director Gerry Martin respectively elected to convert their 200,000, 500,000, 500,000 and 4,000,000 shares of Common Stock into 20,000, 50,000, 50,000 and 400,000 shares of Series A Convertible Preferred Stock.  On October 23, 2023, all of the holders of Series A Convertible Preferred Stock entered into a Voting Trust Agreement between themselves and each of Jayson Uffens and Ian Jenkins. Jayson Uffens is the trustee of the Voting Trust. The agreement provides that Copazul Capital Trust and Evolutionary Analytics would each transfer 100 of their shares to one of these two officers, and that none of the holders of Series A Convertible Preferred Stock would transfer any of their shares to persons who are not already holders. If the vote or consent regarding any matter is presented to the holders of the Series A Convertible Stock, the Trustee must vote such shares in accordance with the instructions of the beneficial owner, except that each of Mr. Uffens and Mr. Jenkins are to be deemed to hold 150,000 shares of Series A Convertible Preferred Stock. The agreement terminates upon completion of a firm underwriting offering for our Common Stock with aggregate gross proceeds to us exceeding $80 million, of the termination of lockup or other requirements by the underwriter in the offering. The agreement may have the effect of discouraging a hostile takeover of GATC Health by making it more difficult for a third party to acquire ownership of shares of Series A Convertible Preferred Stock.

Item 6.

OTHER INFORMATION.

Non-Reliance on Previously Issued Financial Statements.

After consultation with the Company's independent registered public accounting firm, Company management determined that certain amounts were not properly accounted as of and for the year ended December 31, 2021 and the related filed financial statements were materially misstated. These adjustments included the recognition of GATC Naturals as a variable interest entity in the Company’s consolidated financial statements, to reclass of certain expenses to better classify the nature of the expenses, to reclass deferred offering costs to additional paid-in-capital, correction of the number and value of options due to an incorrect expected life and volatility, and to correct an error to reduce the number of shares issued and the value to a consultant for services. Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as noncontrolling interests. Accordingly, the consolidated financial statements for the year ended December 31, 2021 and the opening balance sheet as of December 31, 2020 were re-audited. Refer to Footnote 14 in the accompanying notes to the audited consolidated financial statements for a summary of the changes in balances from the Company’s previously issued audited financials for the year ended December 31, 2021 compared to the audited balance contained in the accompanying consolidated financial statements.

Sales of Unregistered Securities.

The net proceeds from our sale of $10,367,882 in mandatorily convertible debentures through September 9, 2021, and our sale of $1,767,207 in common stock in a private placement in the latter part of September 2021 were and will be used for general and administrative expenses, and for research and development, and to pay accrued consulting fees, including $36,000 to Chief Financial Officer Dennis Locke, $58,000 to Chief Executive Officer John Stroh, and $161,150 to consultant and shareholder Evolutionary Analytics, LLC.

Net proceeds from the sale of 42,500 Units at $5.00 per Unit (each consisting of two shares of Common Stock, Two Class A Warrants and Two Class B Warrants through December 31, 2021 and 3,949,060 Units in the year ended December 31, 2022 to accredited investors have been used for research and development as well as general and administrative expenses.

Item 7.

FINANCIAL STATEMENTS INDEX

The following financial statements are included in this Report

INDEPENDENT AUDITOR’S REPORT

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of GATC Health Corp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of GATC Health Corp and its subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has had negative cash flows from operations for each of the two years ended December 31, 2022. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters also are described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Macias Gini & O’Connell, LLP

We have served as the Company's auditor since 2022.

Irvine, CA

September 30, 2024

GATC HEALTH CORP

CONSOLIDATED BALANCE SHEETS

	December 31,
	2022	2021

ASSETS
Current assets:
Cash	$3,627,896	$3,549,567
Other receivable	-	2,067
Notes receivable - related party	61,262	-
Other current assets	58,742	60,421
Total current assets	3,747,900	3,612,055

Property and equipment, net	304,990	64,251
Intangible assets, net	183,640	187,084
Operating lease right-of-use assets, net	255,849	130,678
Other assets	26,715	13,157
Total assets	$4,519,094	$4,007,225

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$433,027	$123,036
Accounts payable - related parties	48,284	78,350
Contract liability	52,083	-
Current portion of operating lease liabilities	215,873	83,834
Other current liabilities	58,820	8,485
Total current liabilities	808,087	293,705
Long-term liabilities:
Contract liability, net of current portion	864,584	-
Income tax payable	1,515,088	1,454,859
Operating lease liabilities, net of current portion	68,356	70,334
Total long-term liabilities	2,448,028	1,525,193
Total liabilities	3,256,115	1,818,898

Stockholders' equity
Series A Convertible Preferred stock, $0.0001 par value, 1,500,000 shares authorized; 727,382 issued and outstanding at December 31, 2022 and 2021	73	73
Common stock, $0.0001 par value, unlimited shares authorized; 58,137,996 and 43,142,306 shares issued and outstanding at December 31, 2022 and 2021, respectively	5,814	4,314
Common stock receivable	-	(750)
Additional paid-in-capital	37,595,371	22,023,069
Accumulated deficit	(35,226,899)	(21,948,336)
Total GATC Health stockholders' equity	2,374,359	78,370
Noncontrolling interest	(1,111,380)	2,109,957
Total stockholders' equity	1,262,979	2,188,327
Total liabilities and stockholders' equity	$4,519,094	$4,007,225

GATC HEALTH CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2022	2021

Operating expenses:
Research and development	$2,637,619	$1,865,065
Marketing expenses	1,460,903	4,506,602
Compensation expense	7,585,678	5,035,902
General and administrative	2,554,589	1,719,948
Total operating expenses	14,238,789	13,127,517
Loss from operations	(14,238,789)	(13,127,517)

Other expense:
Interest expense	11,111	211,559
Interest expense - debt discount	-	1,010,650
Interest expense - original issuance costs	-	3,032,559
Total other expense	11,111	4,254,768

Loss before income taxes	(14,249,900)	(17,382,285)
Income taxes	-	-

Net loss	(14,249,900)	(17,382,285)
Less: net loss attributable to the noncontrolling interest	$(971,337)	$(348,500)
Net loss attributable to GATC Health	$(13,278,563)	$(17,033,785)

Net loss per share attributable to GATC Health, basic and diluted	$(0.25)	$(0.41)

Weighted average number of shares outstanding
Basic and diluted	53,423,862	41,887,144

GATC HEALTH CORP

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

	Series A Convertible Preferred Stock		Common Stock		Additional Paid	Stock Subscription	Accumulated	GATC Health Stockholders'	Non-Controlling	Total Stockholders' Equity
	Shares	Amount	Shares	Amount	in Capital	Receivable	Deficit	Equity	Interest	(Deficit)
Balance as of December 31, 2020	-	$-	52,320,000	$5,232	$335,441	$-	$(4,712,978)	$(4,372,305)	$2,616,594	$(1,755,711)
Issuance of common stock for cash in conjunction with $1.875 per share private placement	-	-	980,254	98	1,767,859	(750)	-	1,767,207	-	1,767,207
Issuance of common stock and warrants for cash in conjunction with $2.50 per unit private placement	-	-	85,000	9	212,491	-	-	212,500	-	212,500
Issuance of common stock for services	-	-	2,255,310	226	2,202,876	-	-	2,203,102	-	2,203,102
Issuance of Naturals' common stock for services	-	-	-	-	-	-	-	-	32,750	32,750
Conversion of common stock to Series A convertible preferred stock	820,000	82	(32,800,000)	(3,280)	3,198	-	-	-	-	-
Conversion of Series A convertible preferred stock to common stock	(92,618)	(9)	3,704,712	370	(361)	-	-	-	-	-
Issuance of options for services (Note 8)	-	-	-	-	7,600,187	-	-	7,600,187	-	7,600,187
Naturals' options issued for services	-	-	-	-	-	-	-	-	64,540	64,540
Offering costs in conjunction with financings	-	-	-	-	(1,208,311)		-	(1,208,311)	-	(1,208,311)
Conversion of convertible notes payable to common stock	-	-	11,289,830	1,129	10,583,086	-	-	10,584,215	-	10,584,215
Cashless exercise of options	-	-	3,200	-	-	-	-	-	-	-
Shares issued for acquisition of remaining interest in GATC Rx	-	-	5,304,000	530	526,603	-	(201,573)	325,560	(325,427)	133
Issuance of GATC Naturals common stock for cash for $0.20 per share	-	-	-	-	-	-	-	-	70,000	70,000
Net loss	-	-	-	-	-	-	(17,033,785)	(17,033,785)	(348,500)	(17,382,285)
Balance as of December 31, 2021	727,382	$73	43,142,306	$4,314	$22,023,069	$(750)	$(21,948,336)	$78,370	2,109,957	$2,188,327
Issuance of common stock and warrants for cash in conjunction with $2.50 per unit private placement	-	-	3,949,060	395	9,347,255	-	-	9,347,650	-	9,347,650
Issuance of common stock for cash in conjunction with $2.50 per share private placement	-	-	116,260	12	290,790	-	-	290,802	-	290,802
Issuance of common stock for services	-	-	355,464	36	666,459	-	-	666,495	-	666,495
Company shares issued to third party for services rendered to Naturals	-	-	2,000,000	200	3,749,800	-		3,750,000	-	3,750,000
Common shares issued to Naturals shareholders	-	-	1,200,000	120	2,249,880	-	-	2,250,000	-	2,250,000
Naturals distribution of Company shares to Naturals' shareholders	-	-	-	-	-	-	-	-	(2,250,000)	(2,250,000)
Issuance of options for services (Note 8)	-	-	-	-	2,407,688	-	-	2,407,688	-	2,407,688
Offering costs in conjunction with financings	-	-	-	-	(3,168,283)	-	-	(3,168,283)	-	(3,168,283)
Common stock receivable	-	-	-	-	-	750	-	750	-	750
Cashless exercise of options	-	-	12,400	1	(1)	-	-	-	-	-
Common shares issued in asset acquisition of GATC DB Care	-	-	7,362,506	736	28,714	-	-	29,450	-	29,450
Net loss	-	-	-	-	-	-	(13,278,563)	(13,278,563)	(971,337)	(14,249,900)
Balance as of December 31, 2022	727,382	$73	58,137,996	5,814	37,595,371	-	(35,226,899)	2,374,359	(1,111,380)	1,262,979

GATC HEALTH CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31,
	2022	2021
Cash flows from operating activities:
Net loss	$(14,249,900)	$(17,382,285)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	66,129	13,407
Amortization expense	162,067	91,640
Stock issued for services	666,495	2,203,102
Company shares issued to third party for services rendered to Naturals	3,750,000	-
Options issued for services	2,407,688	7,600,187
Issuance of Naturals' common stock for services	-	32,750
Naturals' options issued for services	-	64,540
Amortization of original issuance costs	-	3,032,559
Changes in operating assets and liabilities:
Other receivable	2,067	9,933
Notes receivable - related party	(61,262)	-
Other current assets	1,679	89,891
Other assets	(13,558)	(13,157)
Accounts payable	309,991	27,174
Accounts payable - related parties	(30,066)	(44,650)
Contract liability	916,667	-
Income tax payable	60,229	42,953
Other current liabilities	55,225	237,181
Net cash used in operating activities	(5,956,549)	(3,994,775)

Cash flows from investing activities:
Purchase of property and equipment	(306,868)	(33,177)
Purchase of intangible assets	(158,623)	(169,878)
Net cash used in investing activities	(465,491)	(203,055)

Cash flows from financing activities:
Issuance of common stock and warrants for cash in connection with $2.50 per Unit private placement	9,347,650	212,500
Issuance of common stock for cash in connection with $1.875 per Unit private placement	-	1,767,207
Issuance of common stock for cash in connection with $2.50 per share private placement	290,802	-
Proceeds from long-term convertible notes, net of debt issuance costs of $2,807,109	-	6,884,523
Stock subscription receivable	750	-
Offering costs in conjunction with financings	(3,168,283)	(1,208,311)
Issuance of GATC Naturals common stock for cash for $0.20 per share	-	70,000
Common stock issued for cash in subsidiary	29,450	-
Net cash provided by financing activities	6,500,369	7,725,919

Net increase in cash	78,329	3,528,089

Cash at beginning of period	3,549,567	21,478
Cash at end of period	$3,627,896	$3,549,567

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$-	$-
Income taxes	$-	$-

Non-cash investing and financing activities:
Distribution of Company shares to Naturals' shareholders	$2,250,000	$-
Cashless exercise of options	$1	$-
Conversion of common stock to Series A convertible preferred stock	$-	$73
Issuance of common stock converted from long-term convertible notes payable	$-	$10,584,215
Stock subscription receivable	$-	750

GATC HEALTH CORP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

NOTE 1 – ORGANIZATION AND PRINCIPAL ACTIVITIES

Corporate History and Background

GATC Health Corp, a Wyoming corporation incorporated on May 16, 2020 (the “Company”), is engaged in the business of providing products and services for the gathering of human genome DNA, sequencing, and processing that sequence through artificial intelligence, and in developing a novel drug discovery platform utilizing artificial intelligence applied to the human genome.  The Company has one majority-owned subsidiary, GATC Rx Corp.  Prior to August 2021, the Company held a 63.4% majority interest in GATC Rx. In August 2021, the Company acquired the remaining 36.6% of minority interests in GATC Rx in exchange for shares of its common stock. The Company also consolidates GATC Naturals (“Naturals”) as a variable interest entity, but owns 0% of Naturals (see Note 13).

The Company owns certain intellectual property, including a patent application and trade secrets, and patents in development, for its Multiomic Advanced Technology ™ (“MAT”). MAT sequences an individual’s DNA, reading the entire genome and analyzing the full data set of “omics,” including genomics, proteomics, and microbiomics, using artificial intelligence.

In August 2021 and in June 2023, Board of Directors declared one-for-one forward Stock Split to stockholders of record of the Company’s issued and outstanding shares of common stock. With respect to outstanding warrants and options and the Series A Convertible Preferred Stock, the number of shares of common stock obtainable upon exercise or conversion and the exercise prices and conversion rate have been equitably adjusted. As such, all share and per share amounts have been retroactively adjusted to reflect the stock splits.

Re-Audited Financial Statements

Company management determined that certain amounts were not properly accounted for as of and for the period ended December 31, 2021 and the related consolidated financial statements were materially misstated. Accordingly, the consolidated financial statements for the year ended December 31, 2021 and the opening balance sheet as of December 31, 2020 were re-audited (see Note 14).

NOTE 2 – BASIS OF PRESENTATION

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and stated in U.S. dollars. Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

The Company currently operates in one business segment. A single management team reports to the chief operating decision maker, the Chief Executive Officer, who comprehensively manages the entire business. The Company does not currently operate any separate lines of businesses or separate business entities.

Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  The Company had an accumulated deficit of $35,226,899 and $21,948,336 at December 31, 2022 and 2021, respectively, had working capital of $2,939,813 and $3,318,350 at December 31, 2022 and 2021, respectively, had a net loss of $14,249,900 and $17,382,285 for the years ended December 31, 2022 and 2021, respectively, and net cash used in operating activities of approximately $5,956,549 and $3,994,775 for the years ended December 31, 2022 and 2021, respectively, with limited revenue earned since inception, and a lack of operational history.  These matters raise substantial doubt about the Company’s ability to continue as a going concern.

While the Company is attempting to expand operations and generate revenues, the Company’s cash position may not be significant enough to support the Company’s daily operations.  Management intends to raise additional funds by way of a private offering.  Management believes that the actions presently being taken to further implement its business plan and generate revenues provide the opportunity for the Company to continue as a going concern.  While management believes in the viability of its strategy to generate revenues and in its ability to raise additional funds, there can be no assurances to that effect or on terms acceptable to the Company.  The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, raise necessary capital, and generate revenues.

The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Risks and Uncertainties

Substantial business risks and uncertainties are inherent to an entity, including the potential risk of business failure.

The Company is headquartered and operates in the United States. To date, the Company has generated limited revenues from operations.  There can be no assurance that the Company will be able to raise additional capital and failure to do so would have a material adverse effect on the Company’s financial position, results of operations and cash flows. Also, the success of the Company’s operations is subject to numerous contingencies, some of which are beyond management’s control. Currently, these contingencies include general economic conditions, competition, and governmental and political conditions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s consolidated financial statements.  The consolidated financial statements and notes are representations of the Company’s management, which is responsible for their integrity and objectivity. These accounting policies conform to GAAP and have been consistently applied in the preparation of the consolidated financial statements.

Principles of Consolidation

Our Company consolidates all entities that we control by ownership of a majority voting interest. Additionally, there are situations in which consolidation is required even though the usual condition of consolidation (ownership of a majority voting interest) does not apply. Generally, this occurs when an entity holds an interest in another business enterprise that was achieved through arrangements that do not involve voting interests, which results in a disproportionate relationship between such entity's voting interests in, and its exposure to the economic risks and potential rewards of, the other business enterprise. This disproportionate relationship results in what is known as a variable interest, and the entity in which we have the variable interest is referred to as a "VIE." An enterprise must consolidate a VIE if it is determined to be the primary beneficiary of the VIE. The primary beneficiary has both (1) the power to direct the activities of the VIE that most significantly impact the VIE's economic performance and (2) the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company does not own an equity interest in Naturals; however, we are the primary beneficiary of Naturals. As a result, we consolidate Naturals’ balances and activity within our consolidated financial statements.

We eliminate from our financial results all significant intercompany transactions, including the intercompany transactions with consolidated VIEs.

Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as "noncontrolling interests." The amount of consolidated net loss attributable to the Company and the noncontrolling interests are both presented on the face of the consolidated statements of operations.

Use of Estimates

The preparation of the accompanying consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of net sales and expenses during the reported periods.  Actual results may differ from those estimates and such differences may be material to the consolidated financial statements.  The more significant estimates and assumptions by management include among others: common stock and options valuation, useful lives of intangible assets and property and equipment, depreciation of property and equipment, the recoverability of intangibles.  The current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

In accordance with ASC 606, Revenue from Contracts with Customers, the Company recognizes revenue when we satisfy a performance obligation by transferring control of the promised services to a customer in an amount that reflects the consideration that we expect to receive in exchange for those services. At contract inception, the Company assesses the services promised in our contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service (or bundle of services) that is distinct. To identify the performance obligations, the Company considers all of the services promised in the contract regardless of whether they are explicitly stated or are implied by customary business practices. The Company allocates a transaction price to respective performance obligations.

Cash

The Company’s cash is held in bank accounts in the United States and is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000.  As of December 31, 2022 and 2021, the Company had bank balances exceeding the FDIC insurance limit. As of December 31, 2022 and 2021, the Company has cash attributed to variable interest entities of $105,436 and $27,941. The Company has not experienced any cash losses caused by uninsured balances.

Contract Liability

The Company performs its obligations under a contract with a customer by transferring products and/or services in exchange for consideration from the customer. The Company recognizes a contract liability when a customer prepays for goods and/or services, and the Company has not transferred control of the goods and/or services.

Cash Flows Reporting

The Company follows ASC 230, Statement of Cash Flows, for cash flows reporting, classifies cash receipts and payments according to whether they stem from operating, investing, or financing activities and provides definitions of each category. The Company uses the indirect or reconciliation method (“Indirect method”) as defined by ASC 230, Statement of Cash Flows, to report net cash flow from operating activities by adjusting net income/(loss) to reconcile it to net cash flow from operating activities by removing the effects of (a) all deferrals of past operating cash receipts and payments and all accruals of expected future operating cash receipts and payments and (b) all items that are included in net income that do not affect operating cash receipts and payments.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions. Related parties are any entities or individuals that, through employment, ownership or other means, possess the ability to direct or influence the direction of the management and policies of the Company.

Income Taxes

Income taxes are accounted for under an asset and liability approach. This process involves calculating the temporary and permanent differences between the carrying amounts of the assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The temporary differences result in deferred tax assets and liabilities, which would be recorded on the balance sheets in accordance with ASC 740, Income Taxes, which established financial accounting and reporting standards for the effect of income taxes. The likelihood that its deferred tax assets will be recovered from future taxable income must be assessed and, to the extent that recovery is not likely, a valuation allowance is established. Changes in the valuation allowance in a period are recorded through the income tax provision in the consolidated statements of operations.

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an entity’s consolidated financial statements and prescribes a recognition threshold and measurement attributes for financial statement disclosure of tax positions taken or expected to be taken on a tax return. Under ASC 740-10, the impact of an uncertain income tax position on the income tax return must be recognized at the largest amount that is more-likely-than-not to be sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Additionally, ASC 740-10 provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company has a liability for an uncertain tax position.

Advertising and Marketing Costs

Advertising and marketing expenses are recorded as marketing expenses when they are incurred.

Research and Development

All research and development costs are expensed as incurred.

General and Administrative Expenses

General and administrative expenses consisted of professional service fees, and other general and administrative overhead costs. Expenses are recognized when incurred.

Property and Equipment

Property and equipment are carried at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, generally five years. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized.  When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition. Fixed assets are examined for the possibility of decreases in value when events or changes in circumstances reflect the fact that their recorded value may not be recoverable.

Intangible Assets

Intangible assets consist primarily of capitalized software and patent rights. Capitalized software is amortized on a straight-line basis over a two year life and patent rights are amortized over the remaining life of the patents.

Impairment of Long-lived Assets

The Company periodically evaluates whether the carrying value of property, equipment, intangible assets, and other long-lived assets have been impaired when circumstances indicate the carrying value of those assets may not be recoverable.  The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset.  If the carrying value is not recoverable, the impairment loss is measured as the excess of the asset’s carrying value over its fair value.

The Company’s impairment analyses require management to apply judgment in estimating future cash flows as well as asset fair values, including forecasting useful lives of the assets, assessing the probability of different outcomes, and selecting the discount rate that reflects the risk inherent in future cash flows. If the carrying value is not recoverable, the Company determines the fair value of long-lived assets using commonly accepted techniques, and may use more than one method, including, but not limited to, recent third-party comparable sales and discounted cash flow models.  If actual results are not consistent with the Company’s assumptions and estimates, or the assumptions and estimates change due to new information, the Company may be exposed to an impairment charge in the future. For the years ended December 31, 2022 and 2021, the Company had not experienced impairment losses on its long-lived assets.

Leases

The Company determines whether an arrangement contains a lease at inception. A lease is a contract that provides the right to control an identified asset for a period of time in exchange for consideration. For identified leases, the Company determines whether it should be classified as an operating or finance lease. Operating leases are recorded in the balance sheet as: right-of-use asset (“ROU asset”) and operating lease obligation. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. ROU assets and operating lease liabilities are recognized at the commencement date of the lease and measured based on the present value of lease payments over the lease term. The ROU asset also includes deferred rent liabilities. The Company’s lease arrangements generally do not provide an implicit interest rate. The Company determined that its incremental borrowing rate of 10% is reasonable based on its 8% convertible debentures (see Note 6) and the duration of the lease terms. As a result, in such situations the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option in the measurement of its ROU assets and liabilities. Lease expense for operating leases is recognized on a straight-line basis over the lease term. The Company has some lease agreements with lease and non-lease components, which are accounted for as a single lease component.

The operating lease ROU asset includes any lease payments made and excludes lease incentives. Our variable lease payments primarily consist of maintenance and other operating expenses from our real estate leases. Variable lease payments are excluded from the ROU assets and lease liabilities and are recognized in the period in which the obligation for those payments is incurred.

We are electing to apply the practical expedient to the recognition requirements to short-term leases of twelve months or less and recognize lease payments as expense on a straight-line basis over the lease term.

Fair Value of Financial Instruments

The provisions of accounting guidance ASC 825, Financial Instruments, requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized on the balance sheet, for which it is practicable to estimate fair value, and defines fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties.  As of December 31, 2022 and 2021, the fair value of cash, accounts receivable, accounts payable, and accrued expenses approximated carrying value due to the short maturity of the instruments, quoted market prices or interest rates which fluctuate with market rates.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability, in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs, of which the first two are considered observable and the last unobservable, as follows:

•Level 1 – Quoted prices in active markets for identical assets or liabilities.

•Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the measurement of the fair value of the assets or liabilities

The carrying value of financial assets and liabilities recorded at fair value are measured on a recurring or nonrecurring basis. Financial assets and liabilities measured on a non-recurring basis are those that are adjusted to fair value when a significant event occurs. There were no financial assets or liabilities carried and measured on a nonrecurring basis during the reporting periods. Financial assets and liabilities measured on a recurring basis are those that are adjusted to fair value each time a financial statement is prepared. There have been no transfers between levels.

Debt

The Company issues debt that may have separate conversion features, or no equity-linked attributes.

Convertible debt – derivative treatment – When the Company issues debt with a conversion feature, we must first assess whether the conversion feature meets the requirements to be treated as a derivative, as follows: a) one or more underlyings, typically the price of our common stock; b) one or more notional amounts or payment provisions or both, generally the number of shares upon conversion; c) no initial net investment, which typically excludes the amount borrowed; and d) net settlement provisions, which in the case of convertible debt generally means the stock received upon conversion can be readily sold for cash. An embedded equity-linked component that meets the definition of a derivative does not have to be separated from the host instrument if the component qualifies for the scope exception for certain contracts involving an issuer’s own equity. The scope exception applies if the contract is both a) indexed to its own stock; and b) classified in shareholders’ equity in its statement of financial position.

If the conversion feature within convertible debt meets the requirements to be treated as a derivative, we estimate the fair value of the convertible debt derivative upon the date of issuance. If the fair value of the convertible debt derivative is higher than the face value of the convertible debt, the excess is immediately recognized as interest expense. Otherwise, the fair value of the convertible debt derivative is recorded as a liability with an offsetting amount recorded as a debt discount, which offsets the carrying amount of the debt. The convertible debt derivative is revalued at the end of each reporting period and any change in fair value is recorded as a gain or loss in the consolidated statement of operations. The debt discount is amortized through interest expense over the life of the debt.

Convertible debt – beneficial conversion feature – If the conversion feature is not treated as a derivative, we assess whether it is a beneficial conversion feature (“BCF”). A BCF exists if the conversion price of the convertible debt instrument is less than the stock price on the commitment date. The value of a BCF is equal to the intrinsic value of the feature, the difference between the conversion price and the common stock into which it is convertible and is recorded as additional paid in capital and as a debt discount in the consolidated balance sheet. The Company amortizes the balance over the life of the underlying debt as amortization of debt discount expense in the statements of operations. If the debt is retired early, the associated debt discount is then recognized immediately as amortization of debt discount expense in the consolidated statements of operations.

If the conversion feature does not qualify for either the derivative treatment or as a BCF, the convertible debt is treated as traditional debt.

Basic and diluted net loss per share

Diluted net loss per share are computed on the basis of the weighted average number of common shares (including common stock subject to redemption) plus dilutive potential common shares outstanding for the reporting period. In periods where losses are reported, the weighted-average number of common stock outstanding excludes common stock equivalents, because their inclusion would be anti-dilutive.

The following potentially dilutive securities were excluded from the calculation of diluted net loss per share because the effects were anti-dilutive based on the application of the treasury stock method and because the Company incurred net losses during the period:

	December 31, 2022	December 31, 2021
Options to purchase shares of common stock	24,148,748	19,089,066
Class A and B Warrants to purchase shares of common stock	8,060,120	170,000
Series A Convertible preferred stock	29,095,280	29,095,280
Total potentially dilutive shares	61,304,148	48,354,346

Capitalized Software Development Costs

In accordance with ASC 350-40, Internal-Use Software, and ASC 350-985, Software, the Company expenses costs as they are incurred until technological feasibility has been established, at and after which time those costs are capitalized until the product is available for general release to customers. Costs incurred to enhance our software products, after general market release of the services using the products, is expensed in the period they are incurred. The periodic expense for the amortization of previously capitalized software development costs is included in costs of services provided.

Stock Based Compensation

In accordance with ASC No. 718, Compensation – Stock Compensation (“ASC 718”), stock-based compensation issued to employees, consultants, and members of our board of directors is measured at the date of grant based on the estimated fair value of the award, net of estimated forfeitures. The grant date fair value of a stock-based award is recognized as an expense over the requisite service period of the award on a straight-line basis.

For purposes of determining the variables used in the calculation of stock-based compensation, the Company performs an analysis of current market data and historical data to calculate an estimate of implied volatility, the expected term of the option and the expected forfeiture rate. With the exception of the expected forfeiture rate, which is not an input, we use these estimates as variables in the Black-Scholes option pricing model.  Depending upon the number of stock options granted any fluctuations in these calculations could have a material effect on the results presented in our consolidated statements of operations.  The Company recognizes actual forfeitures in the period that they occur.  Actual forfeitures could also have a material impact on our consolidated financial statements.

Non-Cash Equity Transactions

Shares of equity instruments issued for non-cash consideration are recorded at the fair value of the consideration received based on the market value of services to be rendered, or at the value of the stock given, considered in reference to contemporaneous cash sale of stock.

Recent Accounting Pronouncements

In October 2021, the FASB issued ASU 2021-08, Accounting for Contract Assets and Contract Liabilities from Contracts with Customers, effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years.  ASU 2021-08 changes how acquiring companies recognize contract assets and contract liabilities in a business acquisition. Instead of measuring contract assets and contract liabilities at fair value as of the acquisition date, the acquirer will now measure them as if they had originated the contracts themselves (in accordance with Topic 606). This will improve comparability since the revenue reported by the acquirer after the acquisition will be similar to the revenue reported by the acquiree before the acquisition. The Company adopted ASU No. 2021-08 and it did not have a material effect on the Company’s financial statements or disclosures.

In 2020, the FASB issued ASU 2020-06, Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, effective for fiscal years beginning after December 15, 2021 and early adoption is permitted. ASU 2020-06 addresses the complexity in accounting for certain financial instruments with characteristics of liabilities and equity. Amongst other provisions, the amendments in this ASU significantly change the guidance on the issuer’s accounting for convertible instruments and the guidance on the derivative scope exception for contracts in an entity’s own equity such that fewer conversion features will require separate recognition, and fewer freestanding instruments, like warrants, will require liability treatment. The implementation of ASU 2020-06 did not have a material effect on the Company’s financial statements or disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Simplifying the Accounting for Income Taxes. This standard simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, Income Taxes, while also clarifying and amending existing guidance, including interim-period accounting for enacted changes in tax law. This standard is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2020, with early adoption permitted. The Company adopted ASU No. 2019-12 in fiscal 2021, coinciding with the standard’s effective date, and it did not have a material effect on the Company’s financial statements or disclosures.

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (ASU 2023-09), which requires that a public entity disclose specific categories in its annual income tax rate reconciliation table and provide additional qualitative information for reconciling items representing at least 5% of pre-tax income or loss from continuing operations, using the federal statutory tax rate. The standard also requires an annual breakdown of income taxes paid by jurisdiction (i.e., federal, state and foreign), with further disaggregation by jurisdictions representing at least 5% of total income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024, with prospective application.

Other recently issued accounting updates are not expected to have a material impact on the Company’s consolidated financial statements.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consisted of the following as of:

	Estimated life	December 31, 2022	December 31, 2021
Office equipment and furniture	5 years	$93,194	$55,892
Computer equipment	3 years	146,134	24,993
Vehicles	5 years	148,425	-
Accumulated depreciation		(82,763)	(16,634)
		$304,990	$64,251

Depreciation expense was $66,129 and $13,407 for the years ended December 31, 2022 and 2021, respectively, and is classified in general and administrative expenses in the consolidated statements of operations.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist primarily of capitalized software and patent rights. The intangible assets are being amortized on a straight-line basis through the end of estimated life.

Proprietary Intellectual Property

The MAT was purchased from an unaffiliated company, Frelii, Inc. on July 24, 2020. The Company is required to pay Frelii a 3% royalty on MAT based on the Company’s gross revenue; to date, no material amount is due Frelii, Inc. under the technology transfer agreement and therefore, no value has been assigned to the MAT as of December 31, 2022 and 2021.

Patent License Agreement

On July 25, 2022, the Company entered into a License Agreement under which the Company acquired the exclusive commercialization rights to certain intellectual property related to the use of submicron-sized phosphor crystals for diagnostic uses from Intelligent Material Solutions, Inc. (“IMS”).  The Patent License agreement provides for a one-time payment of $100,000 due within ten (10) days of the date of signing of July 25, 2022 (as of the date of this filing, the one-time payment is fully paid), and a royalty payment of ten (10) percent of the value of the gross revenue generated from the sale of licensed products (“Royalty Payments”).  In addition, the License Agreement provides that the Company shall have the right of first refusal to include additional diagnostic disease areas in consideration of minimum quarterly payments of $50,000 that would be creditable against the Royalty Payments, and that two officers of IMS shall join the Company’s Scientific Advisory Board and each granted 100,000 cashless stock options with an exercise price of $2.50 per share. The agreement also provides for quarterly minimum payments of $50,000 (“Minimum Quarterly Payments”) commencing on January 1, 2026 through the date of termination or expiration of the License Agreement, which Quarterly Minimum Payments would be creditable against the Royalty Payments.  The term of the agreement shall continue until the last of patents in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Intangible assets consisted of the following as of:

	Estimated life	December 31, 2022	December 31, 2021
Capitalized software (Note 9)	2 years	$335,636	$277,013
Patent rights	Life of patent estimated at 111 months	100,000	-
Tradenames	5 years	2,536	2,536
Accumulated amortization		(254,532)	(92,465)
		$183,640	$187,084

As of December 31, 2022, estimated future amortization expenses related to intangible assets were as follows:

Intangible Assets
2023	$86,789
2024	23,201
2025	11,239
2026	11,060
2027	10,811
Thereafter	40,540
$183,640

The Company had amortization expense of $162,067 and $91,640 for the years ended December 31, 2022 and 2021, respectively.

NOTE 6 – CONVERTIBLE DEBENTURES

During fiscal years 2021 and 2020, the Company had offered and sold an aggregate of $10,367,882 ($9,691,632 and $676,250 in fiscal year 2021 and 2020, respectively) of its 8% Convertible Debentures. The Debentures are mandatorily convertible into shares of Common Stock, together with accrued interest at 8% per annum, at the lesser of $3.75 per share or at a 25% discount to the price at which the Company effects any equity offering of no less than $1 million, at the earliest to occur of (a) three years after issuance of each particular Debenture, or (b) at such time as the Company raises no less than $1 million in such offering subsequent to the offering of the Debentures. Any holder of Debentures may also, at any time, convert Debentures in whole or in part into common stock at such conversion rate.

In accordance with ASU 2015-03, Interest-Imputation of Interest, incurred issuance costs totaled $4,043,209 ($1,010,650 debt discount and $3,032,559 original issuance costs). These issuance costs were expensed as interest over the remaining term of the Convertible Debentures, or upon conversion into Common Stock. All of the Convertible Debentures, along with $216,333 of accrued interest, were mandatorily converted into Common Stock on September 21, 2021.

The Company effected a one-for-one forward stock split (the “Stock Split”) in August 2021 and in June 2023. As a result, the conversion rate for the 8% Convertible Debentures was adjusted from $3.75 to $0.9375 per share.  All of the then outstanding $10,367,882 in 8% Convertible Debentures, with accrued interest of $216,333, totaling $10,584,215, were converted on September 21, 2021 at $0.9375 per share into 11,289,830 shares of Common Stock. All share amounts in the Company’s consolidated financial statements reflect the Stock Split issuance.

NOTE 7 – CONTRACT LIABILITY

On January 19, 2022, Naturals entered into a Master Exclusive Services Agreement with Self Health America Holdings, Inc. (“SHAC”), a third party, whereby SHAC agreed to pay Naturals a total fee of $1,250,000 (“Fees”) for the rights to receive reports based on sequenced genetic data related to Psilocybin (“Psilocybin Engine”) in licensed territories, as defined, for a period of 20 years. As of December 31, 2022, Naturals had received a total of $916,667 of the Fees. In 2023, SHAC accepted the delivery of the Psilocybin Engine and paid the balance due of the Fees of $333,333.  Naturals will recognize revenue of the Fees over a 20 year period beginning in 2023. Contract liability as of December 31, 2022 totaled $916,667 (comprised of $52,083 included in current liabilities and $864,584 included in long term liabilities in the accompanying consolidated balance sheet).

NOTE 8 – STOCKHOLDERS’ EQUITY

Series A Convertible Preferred Stock

On March 31, 2021, the Company’s board of directors approved an amendment to the Articles of Incorporation which (a) authorizes the issuance of up to 10,000,000 shares of preferred stock, $0.0001 par value, which may be issued with such rights, preferences and designation and to be issued in such series as determined by the Board of Directors; (b) provides for the issuance of up to 1,500,000 shares of Series A Convertible Preferred Stock, each share of which is convertible into 40 shares of Common Stock (as adjusted) and has 400 votes (as adjusted) per share; and provides for a classified board of directors. Upon the authorization of the preferred stock class, the board of directors extended an opportunity to common stockholders to exchange common stock for preferred stock. The last day to make this selection was June 7, 2021. Certain holders (“Holders”) therefore elected to exchange 32,800,000 common shares for an aggregate of 820,000 shares of Series A Convertible Preferred Stock in 2021. During the year ended December 31, 2021, Holders of Series A Convertible Preferred Stock converted 92,618 preferred shares into 3,704,712 common shares.

Rights and Privileges - The holders of Series A convertible preferred stock have various rights and preferences as follows:

Dividend Provisions - The holders of the Series A convertible preferred stock are entitled to receive dividends in kind or cash when, and if declared by the Company’s board of directors (the “Board of Directors”). As of December 31, 2022, no dividends have been declared or paid.

In terms of dividend payment rights, holders of convertible preferred shares are on a parity with holders of common stock.

Voting Rights - Each holder of shares of Series A Convertible Preferred Stock is entitled to 400 votes on all matters submitted to a vote of the shareholders of the Company.

The preferred stockholders shall vote together with common stock as one class on all matters submitted to a vote of the shareholders of the Company.

Liquidation Rights - In the event of any voluntary or involuntary liquidation, dissolution, or winding-up or deemed liquidation event (“Liquidation”) of the Company, the holders of the Series A Convertible Preferred Stock are entitled to receive an amount at the same time and on parity with holders of common stock. The liquidation preference for the holders of the Series A Convertible Preferred stock is approximately $109 million as of December 31, 2022.

Conversion Rights - The holders of the preferred stock have certain conversion rights of such Series A Convertible Preferred Stock into shares of common stock of the Company. Each share of preferred stock is convertible at the option of the holder at any time into forty (40) shares of common stock at the initial conversion price, subject to customary adjustments such as, stock splits, stock dividends, combinations or recapitalizations.

Consolidation, Merger, etc. – Should the Company enter into any consolidation, merger, combination, or other transaction in which shares of common stock are exchanges into other stock or cash, then each share of Series A Convertible Preferred Stock shall be exchanged or changes into an amount per share, subject to adjustments, equal to the conversion rate then in effect, times 100.

Protective Provisions – So long as the preferred stock as originally issued (as adjusted for any stock splits, stock dividends, combinations or recapitalizations) remains outstanding, the Company shall not alter or change the rights, preferences, privileges and restrictions of any series of Series A Convertible Preferred Stock without the affirmative vote of the holders of two-thirds of the outstanding shares of Series A Convertible Preferred Stock.

Common Stock

The Company has authorized an unlimited number of shares of common stock, $0.0001 par value.

During the years ended December 31, 2022 and 2021, the Company issued 355,464 and 2,225,310 common shares valued at $666,495 and $2,203,102 (based on the estimated fair value of the stock on the date of grant), respectively, for services rendered.

On January 21, 2022, Naturals entered into a consulting agreement with SHAC for it to provide research, development, and operation of psilocybin-based testing, reporting, and treatment recommendations services to Naturals.  Naturals agreed to issue 2,000,000 GATC Health common shares held by Naturals, valued at $3,750,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), as payment in full under the consulting agreement. Naturals considers this consulting agreement terminated with no additional shares to be issued or compensation to be paid.

The Company completed an offering of its Common Stock under a private placement during September 2021. A total of 980,254 shares of Common Stock were sold to accredited investors at a price of $1.875 per share totaling $1,767,207.

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per unit.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Upon certain events, the warrants are callable at the option of the Company provided that the Company has filed a registration statement covering the common stock underlying the warrants. As of December 31, 2022 and 2021, a total of 3,949,060 and 85,000 shares of common stock were sold to accredited investors at a price of $2.50 per share totaling $9,347,650 and $212,500, respectively.

On September 27, 2021, the Company initiated a Regulation A Offering to sell up to 10,000,000 shares of common stock at a price of $2.50 per share.  During the year ended December 31, 2022, the Company sold 116,260 shares of common stock at a price of $2.50 per share totaling $290,802. No shares were sold in fiscal year 2021.

During the fiscal years 2022 and 2021, the Company incurred offering costs totaling $3,168,283 and $1,208,311, respectively, in conjunction with its equity financings.

See Note 9 for additional common stock issuances to related parties during the year ended December 31, 2022 and 2021.

Options

During the years ended December 31, 2022 and 2021, the Company granted options to purchase 5,072,082 and 19,044,266 shares of common stock, valued at $1,792,276 and $8,994,721 (based on the Black Scholes options pricing method on the date of grant), respectively. The options are exercisable for a period of two to ten years at a price of $0.005 to $2.50 per share in whole or in part, and 21,338,314 options vest on the date grant and 2,778,034 options vest over time up to thirty-six months. During the years ended December 31, 2022 and 2021, the Company recognized $2,407,688 and $7,600,187 in stock-based compensation from vested options.

In the years 2022 and 2021, the Company’s CFO, through a cashless exercise of 12,400 and 3,200 options, received 12,400 and 3,200 common shares.

The following represents a summary of the options outstanding at December 31, 2022 and 2021 and changes during the periods then ended:

	Options	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	48,000	$1.25	10.0	$30,000
Granted	19,044,266	1.38	4.2	9,902,924
Exercised	(3,200)	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2021	19,089,066	$1.38	4.2	$9,932,924
Granted	5,072,082	2.13	3.9	100,000
Exercised	(12,400)	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	24,148,748	$1.54	3.4	$10,032,924
Exercisable at December 31, 2022	22,454,504	$1.54	3.4	$9,105,146
Expected to be vested	22,454,504	$1.54	3.4	$9,105,146

The Company calculates the fair value of the options using the Black-Scholes option-pricing method. The Black-Scholes option-pricing method requires the use of subjective assumptions, including stock price volatility, the expected life of stock options, risk free interest rate and the fair value of the underlying common stock on the date of grant. The assumptions used in the Black-Scholes option-pricing method is set forth below:

	December 31, 2022	December 31, 2021
Common stock price	$1.875	$1.875
Expected term	0.96 – 5.02 years	1.54 – 4.0 years
Strike price	$0.005 - $2.50	$1.875 - $2.50
Dividend yield	-	-
Risk free rate	0.45% - 4.72%	0.05% - 2.25%
Volatility	50.84% - 52.96%	63.23% - 68.11%

Dividend yield. The Company bases the expected dividend yield assumption on the fact that the Company has never paid cash dividends and has no present intention to pay cash dividends on the Company’s common stock.

Volatility. The expected stock-price volatility assumption is derived from the average historical volatilities of publicly traded companies within the Company’s industry that the Company considers to be comparable to the Company’s business over a period approximately equal to the expected term.

Risk-free interest rate. We based the risk-free interest rate assumption on the observed Daily Treasury Yield Curve Rate appropriate for the expected term of the option grants.

Expected term of options. The contractual life of options represents the period of time that the options are expected to be outstanding. Because the Company does not have historic exercise behavior, the Company determines the expected life assumption using the simplified method, which is an average of the contractual term of the option and its ordinary vesting period.

The intrinsic value of stock options exercised is the amount by which the market price of the stock on the date of exercise exceeded the exercise price of the stock on the date of grant.

Warrants

On December 3, 2021, the Company initiated a private offering to sell up to 2,000,000 units at a price of $5.00 per share.  Each unit consists of two shares of the Company’s common stock, two Class A warrants and two Class B warrants with each warrant entitling the holder to purchase an additional share of common stock at a price of $2.50 and $5.00 per share, respectively, until December 31, 2023. Subsequent to December 31, 2022, the Company extended the term on the Class A Warrants and the Class B Warrants to December 31, 2026 resulting in a modification of the warrants. During the years ended December 31, 2022 and 2021, the Company issued warrants to purchase a total of 7,890,120 (3,945,060 Class A and 3,945,060 Class B) and 170,000 (85,000 Class A and 85,000 Class B) shares, respectively, of common stock.

The following represents a summary of the Class A and Class B warrants outstanding at December 31, 2022 and 2021 and changes during the periods then ended:

	Warrants - Class A	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	-	$-	-	$-
Granted	85,000	2.50	5.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2021	85,000	$2.50	5.0	$-
Granted	3,945,060	2.50	4.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	4,030,060	$2.50	4.0	$-
Exercisable at December 31, 2022	4,030,060	$2.50	4.0	$-
Expected to be vested	4,030,060	$2.50	4.0	$-

	Warrants - Class B	Weighted Average Exercise Price	Weighted Average Contract Life (in Years)	Aggregate Intrinsic Value
Outstanding at December 31, 2020	-	$-	-	$-
Granted	85,000	5.00	5.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2021	85,000	$5.00	5.0	$-
Granted	3,945,060	5.00	4.0	-
Exercised	-	-	-	-
Expired/Forfeited	-	-	-	-
Outstanding at December 31, 2022	4,030,060	$5.00	4.0	$-
Exercisable at December 31, 2022	4,030,060	$5.00	4.0	$-
Expected to be vested	4,030,060	$5.00	4.0	$-

2021 Equity Incentive Plan

On March 31, 2021, the board of directors of the Company authorized the adoption and implementation of the Company’s 2021 Equity Incentive Plan (the “2021 Plan”).  The 2021 Plan was approved by the stockholders on June 4, 2021.  The principal purpose of the 2021 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2021 Plan, an aggregate of 8,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2021 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1 of the year following the year in which the IPO Date occurs and ending on (and including) January 1, 2031, in an amount equal to 4.0% of the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On August 25, 2021, the Company granted 3,200,000 options to purchase 3,200,000 of the Company’s restricted common shares to consultants, valued at $1,257,820 (based on the Black Scholes valuation model on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan. 1,866,666 of the options will vest on the date of grant and the remaining 1,333,334 vest each month for thirty-six months from the grant date. The options are exercisable through August 25, 2026 at $0.9375 per share in whole or in part.

On August 25, 2021, the Company issued 300,000 restricted common shares to consultants, valued at $281,250 (based on the estimated fair value of the stock on the date of grant) for outside advisory and consulting services pursuant to the Company’s 2021 Equity Incentive Plan.

As of December 31, 2022 and 2021, there are 4,500,000 available shares under the 2021 Equity Incentive Plan.

NOTE 9 – RELATED PARTY TRANSACTIONS

Other than as set forth below, and as disclosed in above, there have not been any transaction entered into or been a participant in which a related person had or will have a direct or indirect material interest.

Common Stock

By resolution of its Board of Directors dated March 31, 2021, the Company agreed to issue 5,304,000 shares of common stock to acquire the remaining 36.6% of minority interests in its GATC Rx subsidiary, via a share exchange. This share exchange was completed on August 12, 2021 following approval by GATC Rx shareholders on July 15, 2021. As of August 12, 2021, the Company owned 100% of GATC Rx.

On March 23, 2021, the Company licensed MAT to GATC DB Care Corp. (“DB Care”), in exchange for a 7% royalty on net sales, with respect to the diabetes genetic testing and the development of therapies with respect thereto. DB Care management and its control shareholders are all officers and/or shareholders of the Company. The Company loaned $100 to DB Care to enable that company to open a bank account. The Company acquired all the assets of DB Care effective April 5, 2022 in exchange for 7,362,506 restricted shares of common stock.  These assets included DB

Care license rights with respect to diabetes applications, and $29,450 in cash. These shares include 6,865,634 shares owned by officers, directors, members of the Board of Advisor and persons with more than 5% of the Company’s outstanding shares.

Management believes that these transactions between the Company and DB Care are on the same terms as would prevail in arm’s length negotiations. However, since this transaction was executed between entities under common control, the net assets acquired were recorded using their historical cost.

Subsequent to the acquisition by the Company of the DB Care assets, DB Care ended its operations and was dissolved by the State of Wyoming on May 9, 2022.

On May 5, 2022, Naturals distributed 1,200,000 of Company shares to its shareholders, valued at $2,250,000 (based on the estimated fair value of the GATC Health stock price on the date of the agreement), and recorded as a distribution to Naturals shareholders in non-controlling interest on the Company’s consolidated balance sheet as of December 31, 2022.

Leases

From September 1, 2020 through August 1, 2021, we subleased approximately 2,500 square feet of office space on a month-to-month basis in a modern office building from ONIT Sciences, Inc., a company under common control with some members of management, and also reimbursed ONIT for health insurance premiums of approximately $4,500 per month paid by ONIT on behalf of certain of our consultants as part of their agreements. The total monthly payments to ONIT for the sublease and the health insurance were $15,000 per month. The lease rate per square foot of $4.00 was believed to be equivalent to the rate we would be required to pay to an unrelated party for a similar subleasing arrangement. Effective August 1, 2021, we entered into a twenty-six month lease for the same premises directly with the third party owner of the building, for $7,866 per month increasing to $8,340 per month over the lease term (see Note 10).

In July 2021, we commenced renting 150 square feet of office space in the same building, discussed in the preceding paragraph, for $1,300 per month from an unaffiliated party. This lease terminated in April 2022.

Most of our technical and scientific staff currently work remotely. We anticipate that in the future it may be required to lease a limited amount of office space in the future for our technical and scientific staff.

Receivables and Payables

In 2022, Naturals advanced a total of $61,262 to related parties comprised of $36,262 to ONIT Sciences with the goal of incorporating Naturals’ drug discovery and development services into ONIT’s contracts and $25,000 to Corporate Money Innovations, an entity controlled by a director of the Company for working capital purposes.

As of December 31, 2022 and 2021, the Company had accounts payable – related parties balances of $48,284 and $78,350, respectively, primarily for consulting services provided by entities controlled by Company employees.

Capitalized Software

A significant amount of the Company’s product development work is provided by Iris Mind, an entity controlled by Jayson Uffens, the Company’s Chief Technology Officer. During the years ended December 31, 2022 and 2021, the Company paid Iris Mind $429,423 and $501,403 for monthly consulting services, respectively, with a balance due of $0 and $27,150 as of December 31, 2022 and 2021, respectively.

Consulting Agreement

Evolutionary Analytics, LLC, (“Evolutionary Analytics”) which beneficially owns 19.4% of our Common Stock, is a party to a consulting agreement pursuant to which it is entitled to $15,000 per month commencing on September 1, 2020. Of that amount, $10,000 per month was accrued and had been deferred until such time as the Company raised at least $2 million in debt or equity financing. The consulting agreement is at will. The Company also pays Evolutionary Analytics $15,000 per month since October 2021 (increased to $18,000 per month in June 2023) in connection with the AI services agreement with Hypereon, Inc. Evolutionary Analytics was granted options to purchase 3,600,000 five-year options at $2.00 per share in February 2023 and 3,700,000 five-year options at $5.00 in March 2024. The Hypereon agreement expired in October 2023.

NOTE 10 – OPERATING LEASE

Effective August 1, 2021, the Company entered into a 26-month lease for its headquarters located at 2030 Main Street, Suite 660, Irvine, California.  This facility is leased in monthly installments of approximately $7,866 for months 1 through 12, $8,090 for months 13 through 24, and $8,340 for months 25 and 26.  The monthly rent shall be increased by three percent (3%) per annum each succeeding lease year. In accordance with ASC 842, the Company recorded an operating lease ROU asset and related operating lease liability of $158,347.

On April 5, 2022, we agreed to lease 3,462 square feet of office space adjacent to our existing 2,497 square feet of premises until April 2024, at $3.15 per square foot, increasing to $3.34 per square foot over the term of the lease, plus common area charges.

The components of lease expense and supplemental cash flow information related to leases for the period are as follows:

In accordance with ASC 842, the components of lease expense were as follows:

	Years ended December 31,

	2022	2021
Operating lease expense	$ 138,601	$ 34,603

In accordance with ASC 842, other information related to leases was as follows:

Years ended December 31,	2022	2021
Operating cash flows from operating leases	$ 128,988	$ 23,597
Cash paid for amounts included in the measurement of lease liabilities	$ 128,988	$ 23,597

Weighted-average remaining lease term—operating leases	1.33 years	1.75 years
Weighted-average discount rate—operating leases	10%	10%

In accordance with ASC 842, maturities of operating lease liabilities as of December 31, 2022 were as follows:

Operating
Year ending:	Lease
2023	$234,665
2024	69,661
Total undiscounted cash flows	$304,326

Reconciliation of lease liabilities:
Weighted-average remaining lease terms	1.33 years
Weighted-average discount rate	10%
Present values	$284,229

Lease liabilities—current	$215,873
Lease liabilities—long-term	68,356
Lease liabilities—total	$284,229

Difference between undiscounted and discounted cash flows	$20,096

NOTE 11 – INCOME TAXES

The provision/(benefit) for income taxes was as follows:

	2022	2021
Current:
Federal	$-	$-
State	4,845	-
Deferred:
Federal	(2,855,279)	(3,195,229)
State	(78,008)	(33,345)
Valuation allowance	2,928,442	3,228,574
Net provision	$-	$-

The differences between the expected income tax benefit based on the statutory Federal United States income tax rates and the Company's effective tax rates are summarized below:

	2022	2021
U.S. federal statutory rate	21.00%	21.00%
State income taxes	0.40%	0.15%
Nondeductible expenses	(1.14)%	(2.76)%
Change in valuation allowance	(20.67)%	(18.62)%
R&D Credit	0.37%	0.23%
Other	0.01%	0.00%
Effective tax rate	(0.03)%	0.00%

Significant components of the Company's deferred tax assets and liabilities are as follows:

	As of December 31,	As of December 31,
	2022	2021
Net operating loss carryforward	$4,762,882	$2,892,262
Stock Based Compensation	2,118,825	1,613,841
R&D and other tax credit carryforwards	91,865	39,148
Property & Equipment	(118,073)	(40,961)
Intangibles	(15,204)	(38,976)
Capitalized R&D	524,263	-
Lease Liability	59,688	32,375
Other	9,796	3,066
Net deferred tax assets before valuation allowance	7,434,042	4,500,755
Valuation allowance	(7,434,042)	(4,500,755)
Net deferred tax assets:	$-	$-

The assessment of the realization of a deferred tax asset must be performed in the context of positive and negative evidence about a company.  ASC 740-10-30-17 states that "all available evidence, both positive and negative, shall be considered to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets is needed." A valuation allowance is based on the assessment that it is more likely than not that certain deferred tax assets will be realized in the foreseeable future. We evaluated both positive and negative evidence including recent historical financial performance, forecasts of future income, tax planning strategies and assessments of the current and future economic and business conditions. We evaluated the deferred tax asset to determine if it was more likely than not that it would be realized and concluded that a valuation allowance was required for the net deferred tax assets.  A valuation allowance of $7.4 million and $4.5 million is offsetting deferred assets as of December 31, 2022 and 2021, respectively.  The change in the valuation allowance as of December 31, 2022 is an increase of $2.9 million.

As of December 31, 2022, the Company had federal and state net operating loss carryforwards of approximately $20.8 million and $12.2 million, respectively. Federal NOLs will not expire, and state NOLs will begin to expire in 2040. To the extent that an ownership change has occurred under Internal Revenue Code Sections 382 and 383, the Company's use of its loss carryforwards and credit carryforwards to offset future taxable income may be limited.

As of December 31, 2022 and 2021, the Company has approximately $1.5 million in uncertain tax positions for federal and state purposes.

The Company's income tax returns may be subject to examination by federal and state taxing authorities. Because application of tax laws and regulations for many types of transactions is susceptible to varying interpretations, amounts reported in the accompanying consolidated financial statements could be changed at a later date upon final determination by taxing authorities. As of December 31, 2022, the Company had no outstanding tax audits. The outcome of tax audits cannot be predicted with certainty. If any issues addressed in the Company's tax audits are resolved in a manner not consistent with management's expectations, the Company could be required to adjust its provision for income tax in the period such resolution occurs. As of December 31, 2022 and 2021, the Company does not expect any material changes to its uncertain tax positions within the next twelve months.

The Company's policy is to recognize interest and penalties related to uncertain tax positions in operating expenses in the accompanying consolidated statement of operations. During the years ended December 31, 2022 and 2021, the Company recognized additional interest and penalties of $60,229 and $42,953, respectively.

NOTE 12 – COMMITMENTS AND CONTINGENCIES

Legal

From time to time, various lawsuits and legal proceedings may arise in the ordinary course of business. However, litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm the Company’s business. The Company is currently not aware of any legal proceedings or claims that it believes will have a material adverse effect on its business, financial condition or operating results.

Services Agreement

On May 27, 2022, the Company entered into a Services Agreement (“Services Agreement”) and a Stock Grant Agreement (“Stock Grant”) (collectively, the “Agreements”) with Akon Lighting, Inc. (“Akon”) whereby the Company will perform testing of human saliva, blood, or other biologic liquid or tissue obtained from end user data samples delivered by Akon. The Agreements shall commence as of the effective date and shall continue in full force and effect for a period of 2 years which shall renew for additional 5 year periods provided Akon delivers a minimum 1 million data samples. In connection with the Agreements, the Company issued Akon 823,756 common shares and granted Akon options to purchase 1,235,634 shares of common stock and each shall vest should Akon deliver 1 million data samples through December 31, 2025. The options are exercisable through December 31, 2027 at a price of $2.00 per share in whole or in part. As of December 31, 2022, none of these options have vested.

NOTE 13 – CONSOLIDATION OF VARIABLE INTEREST ENTITY

On July 24, 2020, we and AI Naturals entered into a licensing agreement, pursuant to which AI Naturals was issued 2 million shares of our Common Stock and which agreement required AI Naturals to pay the Company 80% of AI Naturals’ gross revenues. The licensing agreement is perpetual. AI Naturals’ Engine is marketed to assist medical professionals in recommending the use of specific cannabis products such as CBD to optimize health and wellness. In January 2022 we entered into a development agreement with respect to a psylocibin Engine for Self Health America Corp. on behalf of AI Naturals. AI Naturals and Self Health America Corp. have entered into a service agreement pursuant to which the latter will have the exclusive North America rights to results from the psylocibin Engine, subject to minimum annual payments to AI Naturals. On May 5, 2022, we amended the licensing agreement to clarify that AI Naturals’ license includes psylocibin and other Schedule I controlled substances as well as herbal remedies but reserving to us any synthetic versions of such pharmaceuticals. In connection with the amendment, we issued 2,000,000 shares of our Common Stock to AI Naturals, with 400,000 of such shares subject to forfeiture should AI Naturals not attain revenue targets.  In 2022, we earned licensing revenues of $137,500 from AI Naturals; this amount was eliminated from our consolidated financial statements due to the characterization of AI Naturals as a variable interest entity. We agreed to reduce the royalty in February 2023 to 15% because the 80% royalty did not leave that company with sufficient working capital to seek more sublicensing arrangements, and we earned $50,000 in the first quarter of 2023 from this license.

Naturals was financed through issuance of shares of common stock. Shares were purchased by a combination of Company related parties and third parties. During 2021 and 2022, Health provided Naturals with $178,000 of cash to help Naturals cover some cash shortfalls. As Naturals’ equity investment at risk on July 24, 2020 and thereafter was not sufficient to permit Naturals to finance its activities without subordinated financial support, Naturals was considered a variable interest entity in which we held a significant variable interest through the Royalty License

Agreement. We do not own any equity interest in Naturals; however, as the agreements described above provided us the controlling financial interest in Naturals, we are the primary beneficiary of Naturals. As a result, we consolidate Naturals’ balances and activity within our consolidated financial statements. All intercompany balances and activity between the Company and Naturals have been eliminated upon consolidation.

The carrying amount of the VIE’s consolidated assets and liabilities are as follows:

	December 31, 2022	December 31, 2021
ASSETS
Cash and cash equivalents	$105,436	$27,941
Other current assets	7,000	-
Note receivable – related party	36,262	-
Fixed assets	36,035	5,501
Total assets	$184,733	$33,442
LIABILITIES AND STOCKHOLDERS’ DEFICIT
Accounts payable	$155,060	$-
Contract liability	52,083	-
Other current liabilities	-	1,826
Contract liability, net of current portion	864,584	-
Income tax payable	1,515,088	1,454,859
Total stockholders’ deficit	(2,402,078)	(1,423,243)
Total liabilities and stockholders’ deficit	$184,733	$33,442

NOTE 14 – RE-AUDITED BALANCES

Company management determined that certain amounts were not properly accounted as of and for the year ended December 31, 2021 and the related filed financial statements were materially misstated. These adjustments included the recognition of GATC Naturals as a variable interest entity in the Company’s consolidated financial statements, to reclass certain expenses to better classify the nature of the expenses, to reclass deferred offering costs to additional paid-in-capital, correction of the number and value of options due to an incorrect expected life and volatility, and to correct an error to reduce the number of shares issued and the value to a consultant for services. Ownership interests in the Company's subsidiaries held by parties other than the Company are presented separately from the Company's equity in the consolidated balance sheets as noncontrolling interests. Accordingly, the consolidated financial statements for the year ended December 31, 2021 and the opening balance sheet as of December 31, 2020 were re-audited. The following is a summary of the changes in balances from the Company’s previously issued audited financials for the year ended December 31, 2021 compared to the audited balance contained in the accompanying consolidated financial statements.

	Originally Filed			As Filed Herein
	December 31, 2021	Adjustments		December 31, 2021
Cash	$3,515,255	$34,312	(A)	$3,549,567
Other current assets	277,222	(216,801)	(A)	60,421
Property and equipment, net	58,750	5,501	(A)	64,251
Intangible assets, net	188,278	(1,194)	(B)	187,084
Deferred offering costs	263,050	(263,050)	(C)	-
Other assets	13,146	11	(B)	13,157
Total assets	$4,448,446	$(441,221)		$4,007,225

Accounts payable	$116,664	$6,372	(B)	$123,036
Other current liabilities	6,662	1,823	(A)	8,485
Deferred tax liability	-	1,454,859	(I)	1,454,859
Series A Convertible Preferred stock	727	(654)	(D)	73
Common stock	2,235	2,079	(D)	4,314
Additional paid-in-capital	22,581,813	(558,744)	(C), (E), (F)	22,023,069
Accumulated deficit	(18,491,423)	(3,456,913)		(21,948,336)
Non-controlling interest	-	2,109,957	(A)	2,109,957

Total liabilities and stockholders’ equity	$4,448,446	(441,221)		$4,007,225

Statement of Operations:

	Originally Filed			As Filed Herein
	Year Ended			Year Ended
	December 31, 2021	Adjustments		December 31, 2021
Net revenues	$2,430	$2,430	(B)	$-
Research and development	663,543	1,201,522	(G)	1,865,065
Marketing expenses	120,605	4,385,997	(G)	4,506,602
Compensation expense	11,723,499	(6,687,597)	(G)	5,035,902
General and administrative	1,471,110	248,838	(E), (G), (I)	1,719,948
Interest expense – original issuance costs	3,032,558	1,010,651	(G)	4,043,209
Net loss	$(17,220,444)	$(161,841)		$(17,382,285)
Less: net loss attributable to the noncontrolling interest	-	(348,500)	(A)	(328,500)
Net loss attributable to GATC Health	(17,220,444)	186,659		(17,033,785)
Basic and diluted loss per share	$(0.93)	$0.52		$(0.41)
Weighted average shares outstanding	18,510,639	23,376,505	(D)	41,887,144

Statement of Cash Flows:

	Originally Filed			As Filed Herein
	Year Ended			Year Ended
	December 31, 2021	Adjustments		December 31, 2021
Net loss	$(17,220,444)	(161,841)		$(17,382,285)
Depreciation expense	12,918	489	(B)	13,407
Stock issued for services	2,274,785	(71,683)	(F)	2,203,102
Stock issued for services - Naturals	-	32,750	(A)	32,750
Options issued for services	7,834,762	(234,575)	(E), (G)	7,600,187
Options issued for services - Naturals	-	64,540	(A)	64,540
Accretion of original issuance costs	3,259,958	(227,399)	(G)	3,032,559
Interest expense in conjunction with convertible notes payable	195,117	(195,117)	(B)	-
Other current assets	(197,111)	287,002	(A)	89,891
Other assets	(13,146)	(11)	(B)	(13,157)
Accounts payable	33,281	(6,107)	(B)	27,174
Deferred tax liability	-	42,953	(I)	42,953
Other current liabilities	20,851	216,330	(B)	237,181
Net cash used in operating activities	$(3,742,106)	$(252,669)		$(3,994,775)

	Originally Filed			As Filed Herein
	Year Ended			Year Ended
	December 31, 2021	Adjustments		December 31, 2021
Purchase of property and equipment	$(27,187)	(5,990)	(B)	$(33,177)
Purchase of intangible assets	(171,083)	1,205	(B)	(169,878)
Net cash used in investing activities	$(198,270)	$(4,785)		$(203,055)

	Originally Filed			As Filed Herein
	Year Ended			Year Ended
	December 31, 2021	Adjustments		December 31, 2021
Issuance of common stock and warrants for cash	$1,980,442	(1,980,442)	(G)	$-
Issuance of common stock and warrants for cash in connection with $2.50 per Unit private placement	-	212,500	(G)	215,500
Issuance of common stock for cash in connection with $1.875 per Unit private placement	-	1,767,957	(G)	1,767,957
Proceeds from long-term convertible notes, net of debt issuance costs of $2,807,109	6,665,861	218,662	(G)	6,884,523	3
Offering costs in conjunction with financings	(970,246)	(238,065)	(C)	(1,208,311)

Issuance of GATC Naturals common stock for cash for $0.20 per share		-	70,000	(A)	70,000
Deferred offering costs	(238,050)		238,050	(C)	-
Net cash used in financing activities	$7,437,257		$288,662		$7,725,919

	Originally Filed			As Filed Herein
	Year Ended			Year Ended
	December 31, 2021	Adjustments		December 31, 2021
Non-cash investing and financing activities:
Conversion of common shares to preferred shares	$727	$(654)	(D)	$73

The following is a description of the Amended December 31, 2021 as filed herein.

(A) We consolidate Naturals’ balances and activity within our consolidated financial statements (see Note 13). These entries were not included in the financials originally filed for December 31, 2021.

(B) These entries are not significant.

(C) To reclass deferred offering costs of $263,050 to additional paid-in-capital on the accompanying consolidated balance sheet as the Company’s Regulation A was previously declared effective. The reclass did not have an impact on the accompanying consolidated statement of operations but did impact the consolidated cash flow statement for amounts advanced during the year of $238,050 which should have been reflected as investing activities.

(D) All share and per share amounts have been retroactively adjusted to reflect the 2021 and 2023 stock split (see Note 8).

(E) To correct a mathematical error in calculating the expected term of the options and the volatility used the fair value of options issued to employees and consultants. In addition, the transaction resulted in a correction to the cash flow statement in which a non-cash financing transaction was reflected.

(F) To correct an error to reduce the number of shares issued and the value to a consultant for services of $56,850. In addition, the transaction resulted in a correction to the cash flow statement in which a non-cash financing transaction was reflected.

(G) To reclass certain expenses and equity transactions to reflect the nature of the transactions.

(H) To correct an error in the number of shares issued to a consultant for services of $150,000 recorded as other current assets in fiscal 2020 and subsequently adjusted to stock issued for services in fiscal 2021. In addition, the transaction resulted in a correction to the cash flow statement in which a non-cash financing transaction was reflected.

(I) To recognize interest and penalties related to uncertain tax positions in operating expenses in the accompanying consolidated statement of operations during the year ended December 31, 2021 (see Note 11).

NOTE 15 – SUBSEQUENT EVENTS

The Company evaluated all events or transactions that occurred after December 31, 2022 up through September 30, 2024. During this period, the Company did not have any material recognizable subsequent events required to be disclosed as of and for the period ended December 31, 2022 except for the following:

Common Stock

Subsequent to December 31, 2022, the Company offered and sold an additional 2,048,300 units to accredited investors of its $2.50 per unit offering (see Note 8 for unit terms). The unit offering was completed in June 2023.

Subsequent to December 31, 2022, the Company issued 563,344 common shares for services rendered.

Subsequent to December 31, 2022, the Company sold 1,870,566 shares of common stock to accredited investors at a price of $5.00 per share.

Series A Convertible Preferred Stock

Subsequent to December 31, 2022, holders of Series A Convertible Preferred Stock converted 96,333 preferred shares into 3,853,296 common shares.

Intellectual Property Asset Purchase Agreement

On May 1, 2024, the Company acquired data and formulations related to potential diagnostics and therapies for diabetes from the Chairman of our Board of Advisors, Dr. Jonathan Lakey, for (1) cash of $180,000, payable at the rate of $5,000 per month commencing May 1, 2024 and ending May 31, 2027; (2) royalties of (a) 1% of net sales of diabetes diagnostics and (b) therapeutics for diabetes at the rate of 0.25% for the first $1 million in sales and 0.5% of any net sales in excess of $1 million; and (3) up to 1,250,000 options to purchase our common stock at $5.00 per share. As of June 30, 2024, 525,000 options were issued and the remaining options may be issued under milestones for development of therapeutics using our technology, and submissions of therapeutics for FDA approval.

New Subsidiaries of the Company

GATC West Virginia

GATC West Virginia, Inc. (“GATC WV”), a West Virginia corporation was incorporated on February 7, 2023 as a subsidiary of the Company. GATC WV is engaged in the business of expanding development of the Company’s drug candidate to treat Post-Traumatic Stress Disorder and continue the development of the Company’s drug candidate to treat fentanyl addiction.  On December 31, 2023, the Company issued 1,000,000 of its common shares to GATC WV.

On February 28, 2024, GATC WV sold 400,000 shares of its Class B Common Stock to the West Virginia Jobs Investment Trust, a public venture capital fund owned by the state (“WVJIT”) for $5.00 per share, for a total investment of $2 million. The funds are being used for research and development activities. WVJIT has committed to purchase an additional 200,000 shares for each 10 additional full-time employees hired by GATC WV, up to a total of 600,000 additional shares. The Class B Common Stock has no voting rights and no rights upon liquidation or other disposition to the assets of GATC WV, but may be converted, at the option of GATC WV, into the shares of the Company’s common stock held by GATC WV on a one-for-one basis. The investment agreement provides WVJIT with the right to appoint an observer to the GATC WV Board of Directors and requires it to maintain operations in West Virginia for so long as any Class B Common Stock is outstanding.

GATC Canada, Inc.

GATC Canada, Inc. (“GATC Canada”), a Canadian corporation was incorporated on April 4, 2023 as a subsidiary of the Company. GATC Canada is engaged in the business of expanding development of the Company’s drug candidates through grants from Canadian government agencies.

Options

Subsequent to December 31, 2022, the Company granted a total of 38,519,000 options (employees and consultants were issued 19,349,000 and 19,170,000 options, respectively) to purchase 38,519,000 shares of the Company’s common stock and will vest on the date of grant. The options are exercisable for a period of five years from the date of grant at a price of $1.75 to $5.00 per share in whole or in part.

In November 2023, the Company extended the term on 2,216,666 of its outstanding options that expired in 2023 to 2025 resulting in a modification of the options.

Subsequent to December 31, 2022, an option holder exercised 533,332 options into 533,332 common shares.

Warrants

In November 2023, the Company offered a short-term inducement to the Company’s warrant holders in which the Company amended the exercise price of the Class A warrant from $2.50 per share to $2.00 per share and the Class B warrant from $5.00 per share to $4.00 per share resulting in a modification of the warrants. All other terms of the original grants remain the same.

Subsequent to December 31, 2022, 1,391,854 Class A warrants were exercised into 1,391,854 common shares and 246,775 Class B warrants were exercised into 246,775 common shares.

2021 Equity Incentive Plan

On February 13, 2023, the Company granted a total of 2,180,000 options to purchase 2,180,000 shares of the Company’s common stock pursuant to the Company’s 2021 Equity Incentive Plan. Employees were issued 2,080,000 of the options and will vest on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part. A consultant was issued 100,000 options and will vest on the date of grant. The options are exercisable through February 13, 2028 at $2.00 per share in whole or in part.

2024 Equity Plan

On February 14, 2024, the board of directors of the Company authorized the adoption and implementation of the Company’s 2024 Equity Incentive Plan (the “2024 Plan”).  The 2024 Plan has not yet been approved by the stockholders.  The principal purpose of the 2024 Plan is to attract, retain and motivate employees, officers, directors, consultants, agents, advisors and independent contractors of the Company and its related companies by providing them the opportunity to acquire a proprietary interest in the Company and to link their interests and efforts to the long-term interests of the Company's shareholders.  Under the 2024 Plan, an aggregate of 20,000,000 shares of the Company's common stock have initially been reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock awards, restricted stock, restricted stock units and other stock and cash-based awards.  In addition, the aggregate number of shares pursuant to the 2024 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, commencing on January 1, 2025 and ending on (and including) January 1, 2034 in an amount equal to the increase in the total number of shares of Capital Stock outstanding on December 31st of the preceding calendar year. The exercise price for each option may not be less than fair market value of the common stock on the date of grant, and shall vest as determined by the Company’s board of directors but shall not exceed a ten-year period.

On March 31, 2024, the Company granted options to purchase 18,050,000 (9,450,000 options issued to employees and 8,600,000 issued to consultants) of the Company’s restricted common shares pursuant to the Company’s 2024 Equity Incentive Plan. The options will vest immediately and are exercisable for five years at $5.00 per share in whole or in part.

Leases

On March 18, 2024, via the second amendment to our current lease agreement, we agreed to extend the term of the headquarters lease for an additional period of twenty-six (26) months commencing on April 15, 2024 and expiring on June 14, 2026. This facility is leased in monthly installments of approximately $18,473 for months 1 through 12, $19,027 for months 13 through 24, and $19,598 for months 25 and 26.

Effective June 1, 2023, the Company entered into a three-year lease for laboratory and office space located at 781 Chestnut Ridge Road, Morgantown, West Virginia.  This facility is leased in monthly installments of approximately $13,836 and allows for two options to renew for additional three year terms with an increase in rental rate based on the Consumer Price Index – Seasonably adjusted US City average for All Items For All Urban Consumers for the South Region.

Effective May 1, 2024, the Company entered into a 12-month lease for office space located at 13894 S. Bangerter Parkway, Suite 200, Draper, Utah 84020. The office is leased in installments of approximately $1,759 per month.

License Agreement Revenue Sharing

On July 13, 2023, the Company entered into a License Agreement (“License Agreement”) with Liquid Bioscience, Inc. under which the Company acquired the worldwide, exclusive license to use the licensed biomarkers for the intersections of medical conditions and usage fields specified in each biomarker to further develop and commercialize products.  The License Agreement provides for revenue sharing payments of thirty (30) percent of the value of income generated in the therapeutic usage field for addiction medical condition and ten (10) percent of the value of income generated in each of the following: (1) therapeutic usage field for any medical condition other than addiction, (2) disease risk prediction usage field, and (3) therapeutic response prediction usage field. The term of the agreement shall continue until the patent in the intellectual property expires, unless terminated sooner under the provisions of the agreement, as defined.

Item 8.

EXHIBITS

Exhibit No.	Exhibit Description
2.1	Amended and Restated Certificate of Incorporation(1)
2.2	Bylaws(1)
2.3	Amendment to Articles of Incorporation increasing authorized common stock to unlimited amount(3)
2.4	Amendment to designation statement for Series A Preferred to clarify conversion feature(3)
5.1	Voting Trust Agreement dated October 23, 2023(3)
6.1	2021 Equity Incentive Plan(1)
6.2	Form of GATC Health Inc. Convertible Debentures (1)
6.3	GATC Health Corp. Convertible Debenture Purchase Agreement(1)
6.4	Intellectual Property Asset Purchase Agreement dated July 24, 2020 between GATC Canna, GATC Rx. And Frèlii, Inc.(1)
6.5	Assignment Agreement dated July 24, 2020 between Frèlii, Inc (Assignor) GATC Canna and GATC Rx. (Assignors)(1)
6.6	Assignment Agreement dated November 5, 2020 between Frèlii, Inc (Assignor) and the Company (Assignee)(1)
6.7	License Agreement dated March 23, 2021 between GATC Health Corp. and DB Care(1)
6.8	License Agreement dated July 24, 2020 between GATC Health Corp. and GATC Canna(1)
6.9	Master License and Services Agreement dated October 19, 2019 between Frèlii, Inc and Systemic Formulas(1)
6.10	General Service Agreement Client Service Provider between Allergy Butler, LLC and GATC Health Corp dated March 9, 2021(1)
6.11	Manhattan Street Capital Reg A+ Engagement Agreement dated August 6, 2020(1)
6.12	Amended and Restated License Agreement with AI Naturals(3)
6.13	Form of Class A Warrants, as amended (3)
6.14	Form of Class B Warrants, as amended (3)
6.15	Consulting Agreement with Director Gerry Martin(2)
6.16	Revised Consulting Agreement with Director and Interim CEO John Stroh(2)
6.17	Consulting Agreement with Director Dennis Locke(2)
6.18	Consulting Agreement, with amendment, with Chief Financial Officer Michael Manahan(2)
6.19	Consulting Agreement with Jeff Moses(2)
6.20	Form of Option Agreement (2)
6.21	Agreement and Plan of Reorganization dated March 15, 2022 between the Company and GATC DB Care Corp (2)
6.22	Services Agreement dated May 27, 2022 between the Company and Akon Lighting, Inc.(2)
6.23	License Agreement dated July 25, 2022 between the Company and Intelligent Materials Solutions, Inc.(2)
6.24	Promissory Note dated January 25, 2022 from AI Naturals(2)
6.25	Promissory Note dated April 19, 2022 from AI Naturals(2)
6.26	Amendments to License Agreement with AI Naturals (3)
6.27	2024 Equity Incentive Plan (3)
6.28	Technology and Paymaster Services Agreement dated November 1, 2023 with IrisMind, LLC (3)
6.29	Class B Common Stock Purchase Agreement dated February 27, 2024 between GATC West Virginia, Inc. and the West Virginia Jobs Investment Trust (3)
6.30	Letter Agreement dated March 21, 2024 with Stifel, Nicolaus & Company, Incorporated as financial advisor and exclusive financing agent (3)
9.1	Letter from Indigo Spire CPA Group, LLC regarding change in auditors (2)
9.2	Letter from Macias Gini & O’Connell LLP regarding change in auditors (4)

(1) Incorporated by reference to such exhibit as filed with Amendment No. 1 to Form 1-A filed on July 26, 2021.

(2) Incorporated by reference to such exhibit as filed with our semi-annual report on Form 1-SA for the six months ended June 30, 2022

(3) Filed herewith.

(4) Incorporated by reference to our Current Report on Form 1-U dated December 1, 2023.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GATC HEALTH CORP

By:	/s/ Michael Manahan
Michael Manahan
Chief Financial Officer
September 30, 2024

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By: /s/ Jeff Moses

Jeff Moses, President

(principal executive officer)

September 30, 2024

By: /s/ Michael Manahan

Michael Manahan, Chief Financial Officer

(principal accounting and financial officer)

September 30, 2024